     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1998

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                        THE HOUSTON EXPLORATION COMPANY
             (Exact Name of Registrant as specified in its charter)

           DELAWARE                          1311                         22-2674487
(State or Other Jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
Incorporation or Organization)    Classification Code Number)       Identification Number)
                                                           JAMES F. WESTMORELAND
                                                      THE HOUSTON EXPLORATION COMPANY
          1100 LOUISIANA, SUITE 2000                     1100 LOUISIANA, SUITE 2000
             HOUSTON, TEXAS 77002                           HOUSTON, TEXAS 77002
                (713) 830-6800                                 (713) 830-6800
 (Address, Including Zip Code, and Telephone       (Name, Address, Including Zip Code and
               Number, Including                                 Telephone
Area Code, of Registrant's Principal Executive   Number, Including Area Code, of Agent for
                    Offices                                       Service)

                             ---------------------

                                    Copy to:

                                JEFFREY L. WADE
                             ANDREWS & KURTH L.L.P.
                        2170 BUCKTHORNE PLACE, SUITE 150
                           THE WOODLANDS, TEXAS 77380
                                 (713) 220-4801

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                      PROPOSED MAXIMUM       PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF         AMOUNT TO BE        OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
SECURITIES TO BE REGISTERED       REGISTERED              UNIT(1)                PRICE(1)           REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
8 5/8% Senior Subordinated
  Notes due 2008,
  Series B...............        $100,000,000               100%               $100,000,000             $29,500
=======================================================================================================================

(1) Calculated pursuant to Rule 457(f) under the Securities Act of 1933 as the market value of the securities to be canceled in the exchange, based on average of bid asked price of the Old Notes at close of business on April 14, 1998.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED APRIL 15, 1998
PROSPECTUS

                        THE HOUSTON EXPLORATION COMPANY

                               OFFER TO EXCHANGE
 $1,000 PRINCIPAL AMOUNT OF 8 5/8% SENIOR SUBORDINATED NOTES DUE 2008, SERIES B
                FOR EACH $1,000 PRINCIPAL AMOUNT OF OUTSTANDING
              8 5/8% SENIOR SUBORDINATED NOTES DUE 2008, SERIES A
            ($100,000,000 IN AGGREGATE PRINCIPAL AMOUNT OUTSTANDING)
                             ---------------------

                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
           NEW YORK CITY TIME, ON             , 1998, UNLESS EXTENDED
                             ---------------------

     The Houston Exploration Company, a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal, to exchange $1,000 principal amount of its 8 5/8% Senior Subordinated Notes Due 2008, Series B (the "Exchange Notes"), in a transaction registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for each $1,000 principal amount of the outstanding 8 5/8% Senior Subordinated Notes due 2008, Series A (the "Old Notes"), of which $100,000,000 aggregate principal amount is outstanding (the "Exchange Offer"). The Exchange Notes and the Old Notes are sometimes referred to herein collectively as the "Notes."

     The Company will accept for exchange any and all Old Notes that are validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the date
the Exchange Offer expires, which will be             , 1998 unless the Exchange
Offer is extended (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions that may be waived by the Company and to the terms and provisions of the Registration Rights Agreement (as defined herein). See "The Exchange Offer." Old Notes may be tendered only in denominations of $1,000 and integral multiples thereof. The Company has agreed to pay the expenses of the Exchange Offer. There will be no cash proceeds to the Company from the Exchange Offer. See "Use of Proceeds."

     The Exchange Notes will be obligations of the Company entitled to the benefits of the indenture relating to the Notes (the "Indenture"). The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes, except that (i) the offering of the Exchange Notes has been registered under the Securities Act, (ii) the Exchange Notes will not be subject to transfer restrictions and (iii) the Exchange Notes will not be entitled to registration or other rights under the Registration Rights Agreement (as defined herein) including the provision in the Registration Rights Agreement for payment of Liquidated Damages (as defined in the Registration Rights Agreement) upon failure by the Company to consummate the Exchange Offer or the occurrence of certain other events. Following the Exchange Offer, any holders of Old Notes will continue to be subject to the existing restrictions on transfer thereof and, as a general matter, the Company will not have any further obligation to such holders to provide for registration under the Securities Act of transfers of the Old Notes held by them. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered and tendered but unaccepted Old Notes could be adversely affected. See "The Exchange Offer -- Purpose and Effect of the Exchange Offer."

                                                        (continued on next page)
                             ---------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 16 FOR A DISCUSSION OF CERTAIN FACTORS INVESTORS SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE EXCHANGE NOTES OFFERED HEREBY.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

               The date of this Prospectus is             , 1998.

     The Old Notes were sold by the Company on March 2, 1998, to Donaldson, Lufkin & Jenrette Securities Corporation, Salomon Brothers Inc, PaineWebber Incorporated, Chase Securities Inc. and Howard, Weil, Labouisse, Friedrichs Incorporated (the "Initial Purchasers") in transactions not registered under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act (the "Offering"). The Initial Purchasers placed the Old Notes with qualified institutional buyers (as defined in Rule 144A under the Securities Act) ("Qualified Institutional Buyers" or "QIBs"), each of whom agreed to comply with certain transfer restrictions and other restrictions. Accordingly, the Old Notes may not be reoffered, resold or otherwise transferred in the United States unless such transaction is registered under the Securities Act or an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereby in order to satisfy the obligations of the Company under a registration rights agreement among the Company and the Initial Purchasers relating to the Old Notes (the "Registration Rights Agreement").

     The Exchange Notes will bear interest at a rate of 8 5/8% per annum, payable semi-annually on January 1 and July 1 of each year, commencing July 1, 1998. Holders of Exchange Notes of record on June 15, 1998 will receive on July 1, 1998 an interest payment in an amount equal to (x) the accrued interest on such Exchange Notes from the date of issuance thereof to July 1, 1998, plus (y) the accrued interest on the previously held Old Notes from the date of issuance of such Old Notes (March 2, 1998) to the date of exchange thereof. Interest will not be paid on Old Notes that are accepted for exchange. The Notes mature on January 1, 2008.

     The Old Notes were initially represented by three global Old Notes (the "Old Global Notes") in registered form, registered in the name of Cede & Co., as nominee for The Depository Trust Company ("DTC" or the "Depositary"), as depositary. The Exchange Notes exchanged for Old Notes represented by the Old Global Notes will be initially represented by a single global Exchange Note (the "Exchange Global Note") in registered form, registered in the name of the Depositary. See "Description of the Notes -- Book-Entry; Delivery; Form and Transfer." References herein to "Global Notes" shall be references to the Old Global Notes and the Exchange Global Note.

     Based on an interpretation of the Securities Act by the staff of the Securities and Exchange Commission (the "SEC"), Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchased such Old Notes directly from the Company for resale pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" (within the meaning of Rule 405 of the Securities Act) of the Company), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the Exchange Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Old Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met.

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must agree that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of up to 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     The Exchange Notes will be a new issue of securities for which there currently is no market. The Company does not intend to apply for listing or quotation of the Exchange Notes on any securities exchange or stock market. Although one of the Initial Purchasers has informed the Company that it currently intends to make a market in the Exchange Notes, it is not obligated to do so, and any such market-making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development, liquidity or maintenance of any market for the Exchange Notes. See "Risk Factors."

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE EXCHANGE OFFER COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE EXCHANGE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                       NOTICE TO NEW HAMPSHIRE RESIDENTS

     NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Prospectus, including without limitation, statements under "Prospectus Summary," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the planned capital expenditures, increases in oil and gas production, the number of anticipated wells to be drilled in 1998 and thereafter, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revisions of such estimates and such revisions, if significant, would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. Additional important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" and elsewhere in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and financial statements, including the notes thereto, included elsewhere and incorporated by reference in this Prospectus. Unless otherwise indicated, references to "Houston Exploration" or the "Company" refer to The Houston Exploration Company and its subsidiaries on a combined basis. Investors should carefully consider the information set forth under "Risk Factors." Certain oil and gas industry terms used in this Prospectus are defined in "Glossary of Oil and Gas Terms."

     This Prospectus contains certain forward-looking statements with respect to the business of the Company and the industry in which it operates. These forward-looking statements are subject to certain risks and uncertainties which may cause actual results to differ significantly from such forward-looking statements. See "Disclosure Regarding Forward-Looking Statements" and "Risk Factors."

                                  THE COMPANY

     Houston Exploration is an independent natural gas and oil company engaged in the exploration, development, exploitation and acquisition of domestic natural gas and oil properties. The Company's offshore properties are located primarily in the shallow waters (up to 600 feet) of the Gulf of Mexico, and its onshore properties are located in South Texas, the Arkoma Basin, East Texas and West Virginia. The Company has utilized its geological and geophysical expertise to grow its reserve base through a combination of high potential exploratory drilling in the Gulf of Mexico and lower risk, high impact exploitation and development drilling onshore. The Company believes that the lower risk projects and more stable production associated with its onshore properties complement its high potential exploratory prospects in the Gulf of Mexico by balancing risk and reducing volatility.

     The Company has achieved significant growth in net proved reserves, production, revenues and EBITDA over the past five years. The Company has increased net proved reserves at a compound annual rate of 30% from 92 Bcfe at December 31, 1992 to 337 Bcfe at December 31, 1997. During this period, annual production increased at a compound annual rate of 30% from 14 Bcfe in 1992 to 51 Bcfe in 1997. Average daily production during the month of December 1997 was 179 MMcfe per day. The Company's oil and gas revenues increased from $22 million in 1992 to $116 million in 1997, and its EBITDA increased from $17 million to $93 million over the same period. At December 31, 1997, Houston Exploration reported net proved reserves of 337 Bcfe with a discounted present value of cash flows before income taxes ("PV-10%") of $377 million.

     The Company believes that its primary strengths are its high quality reserves, its substantial inventory of high potential exploration, exploitation and development opportunities, its expertise in generating new prospects, its geographic focus and its low-cost operating structure. Approximately 98% of the Company's net proved reserves at December 31, 1997 were natural gas and approximately 78% were classified as proved developed. The Company operates over 90% of its production.

     The geographic focus of the Company's operations in the Gulf of Mexico and core onshore areas enables it to manage a large asset base with a relatively small number of employees and to add and operate production at relatively low incremental costs. The Company achieved lease operating expenses (excluding severance taxes) of $0.28 per Mcfe of production and net general and administrative expenses of $0.11 per Mcfe of production for the year ended December 31, 1997. The Company believes that these expense levels are among the lowest within its peer group.

BUSINESS STRATEGY

     The Company's strategy is to continue to increase its reserves, production and cash flow by pursuing internally generated exploration prospects, primarily in the Gulf of Mexico, by conducting development and exploitation drilling on its onshore and offshore properties and by making selective opportunistic acquisitions. Over the past five years, the Company has added 400 Bcfe of net proved reserves through exploration, acquisitions, and exploitation and development. During this period, the Company has produced a total of 151 Bcfe, and total net proved reserves added due to extensions, discoveries and revisions were approximately

168% of cumulative production. Total net proved reserves added during this period including acquisitions were approximately 265% of cumulative production. During 1997, the Company increased production by more than 60%, from 32 Bcfe in 1996 to 51 Bcfe in 1997. The Company focuses on the following elements in implementing this strategy:

  High Potential Exploratory and Development Drilling in the Gulf of Mexico

     The Company plans to drill approximately 15 exploratory wells in the Gulf of Mexico in 1998, the successful completion of any one of which could substantially increase the Company's reserves. Over the past five years, the Company has drilled 20 successful exploratory wells and 19 successful development wells in the Gulf of Mexico, representing a historical success rate of 74%. The Company believes it has assembled a four year inventory of exploration and development drilling opportunities in the Gulf of Mexico, principally in shallow waters. The Company holds interests in 79 lease blocks, representing 394,093 gross (292,837 net) acres, in federal and state waters in the Gulf of Mexico, of which 28 have current operations. The Company has a 100% working interest in 38 of these lease blocks and a 50% or greater working interest in 22 other lease blocks. The Company anticipates that approximately $68 million of its $100 million 1998 capital expenditure budget (excluding acquisitions) will be spent on offshore projects. In addition, the Company intends to continue its participation in federal lease sales and to actively pursue attractive farm-in opportunities as they become available. The Company's management believes that the Gulf of Mexico area remains attractive for future exploration and development activities due to the availability of geologic data, remaining reserve potential and the infrastructure of gathering systems, pipelines, platforms and providers of drilling services and equipment. Based on 1997 annual production, the Company's offshore reserves have a reserve to production ratio of 5.4 years. During December 1997, average net production from the Company's Gulf of Mexico properties was approximately 62 MMcfe per day.

  Lower Risk, High Impact Exploitation and Development Drilling Onshore

     The Company owns significant onshore natural gas and oil properties in South Texas, the Arkoma Basin of Oklahoma and Arkansas, East Texas and West Virginia, accounting for approximately 65% of its net proved reserves at December 31, 1997. Complementing the Company's offshore properties, the Company's onshore properties are characterized by relatively longer reserve lives and more predictable production. Over the past five years, the Company has drilled or participated in the drilling of 63 successful development wells and six successful exploratory wells onshore representing a historical drilling success rate of 76%. One example of the successful implementation of the Company's onshore strategy is in the Charco Field in South Texas, where the Company has increased net production from an average of 38 MMcfe per day in July 1996, immediately following its acquisition of such properties, to an average of 92 MMcfe per day in December 1997. During 1997, the Company produced 20 Bcfe, net to the Company's interest, from the Charco Field and added 40 Bcfe in net proved reserves. The Company has identified an extensive inventory of more than 100 potential onshore drilling locations, of which approximately 70 are located in the Charco Field. The Company anticipates that approximately $32 million of its $100 million 1998 capital expenditure budget (excluding acquisitions) will be spent on onshore projects, including the drilling of approximately 25 wells. Based on 1997 annual production, the Company's onshore reserves have a reserve to production ratio of 7.4 years. During December 1997, average net production from the Company's onshore properties was approximately 117 MMcfe per day.

  Opportunistic Acquisitions

     The Company's primary strategy of growing its reserves through the drillbit is supplemented by the Company's continuing pursuit of opportunistic acquisitions of properties with unexploited reserve potential. The Company targets properties (i) that it can operate, (ii) that are either in the Gulf of Mexico or onshore in existing core operating areas or in new geographic areas in which the Company believes it can establish a substantial concentration of properties and operations, and (iii) that provide a base for further exploration and development. The Company has a successful track record of building its reserves through opportunistic acquisitions onshore and in the Gulf of Mexico and successfully exploiting those reserves. In particular, the

Company has drilled 25 successful wells (74% success rate) in the Charco Field since acquiring its properties in the field in July 1996. See "-- Pending Acquisition."

  High Percentage of Operated Properties

     The Company seeks to operate properties in which it has a significant ownership interest. By operating these properties, the Company can manage production performance while controlling operating expenses and the timing and amount of capital expenditures. Properties operated by the Company account for approximately 90% of its Gulf of Mexico production and approximately 95% of its onshore production. The Company currently has two offshore jackup rigs and two land rigs under long-term contracts, which allow the Company to manage the timing of the drilling of its wells. The Company also pursues cost savings through the use of outside contractors for much of its offshore field operations activities. As a result of these and other factors, the Company achieved lease operating expense (excluding severance taxes) of $0.28 per Mcfe of production and net general and administrative expense of $0.11 per Mcfe of production for the year ended December 31, 1997.

  Use of Advanced Technology for In-House Prospect Generation

     The Company generates virtually all of its exploration prospects utilizing in-house geological and geophysical expertise. The Company uses advanced technology, including 3-D seismic and in-house computer-aided exploration technology, to reduce risks, lower costs and prioritize drilling prospects. The Company has acquired approximately 2,400 square miles of 3-D seismic data, including 3-D seismic surveys on 65 of its offshore lease blocks and on possible lease and acquisition prospects, and 73,500 linear miles of offshore 2-D seismic data. Since the acquisition of its Charco Field properties in 1996, the Company has purchased and commenced interpretation of 3-D seismic data covering 148 square miles of the field. In 1998, the Company anticipates the acquisition of 30 square miles of 3-D seismic data on its recently acquired East Texas acreage. The Company has 13 geologists/geophysicists with average industry experience of approximately 28 years and 10 geophysical workstations for use in interpreting 3-D seismic data. The availability of 3-D seismic data for Gulf of Mexico properties at reasonable costs has enabled the Company to identify exploration and development prospects in the Company's existing inventory of properties and to define possible lease and acquisition prospects.

  Geographically Focused Operations

     Focusing drilling activities on properties in relatively concentrated offshore and onshore areas permits the Company to utilize its base of geological, engineering, exploration and production experience in the regions. The Company currently operates in five areas of geographic concentration -- the Gulf of Mexico, South Texas, the Arkoma Basin, East Texas, and West
Virginia -- and continues to evaluate and may add additional core areas in the future. The Company is currently evaluating an acquisition that would add a new core area of operations onshore in South Louisiana. See "-- Pending Acquisition." The geographic focus of the Company's operations allows it to manage a large asset base with a relatively small number of employees and enables the Company to add production at relatively low incremental costs. For example, in the Charco Field, the Company has reduced lease operating expense (excluding severance taxes) by 50%, from $0.38 per Mcfe for the six month period beginning on July 1, 1996, when the Company acquired its Charco Field properties, and ending December 31, 1996 to $0.19 per Mcfe for the six month period ended December 31, 1997.

PENDING ACQUISITION

     On March 18, 1998, the Company entered into a definitive agreement with respect to the acquisition of natural gas and oil properties located onshore in South Louisiana representing 41 Bcfe of net proved reserves as of November 1, 1997 (the "Pending Acquisition"). The average net production in December 1997 attributable to such properties was approximately 14 MMcfe per day. The agreement provides for the Company to pay $54.9 million for the properties to be acquired. The completion of the Pending Acquisition is subject to numerous conditions; accordingly, no assurances can be made that the Pending Acquisition will be consummated.

OWNERSHIP

     Houston Exploration commenced operations in January 1986 as a wholly owned subsidiary of The Brooklyn Union Gas Company ("Brooklyn Union") and completed an initial public offering of 7.13 million shares of common stock, par value $0.01 per share (the "Common Stock"), in September 1996. As of March 31, 1998, the Company had 23.9 million shares of Common Stock outstanding, and the last reported sale price on April 14, 1998 of the Company's Common Stock on the New York Stock Exchange was $24.31. Brooklyn Union continues to indirectly own approximately 64% of the outstanding shares of Common Stock of the Company. Brooklyn Union distributes gas in an area of New York City with a population of approximately four million. In September 1997, Brooklyn Union became a wholly owned subsidiary of KeySpan Energy Corporation ("KeySpan"), which has an equity market capitalization of $1.8 billion, based on the April 14, 1998 closing price of $35.19 per share of its common stock on the New York Stock Exchange, and reported revenues of $1.5 billion for the fiscal year ended September 30, 1997.

                       SUMMARY OF TERMS OF EXCHANGE OFFER

     The Exchange Offer relates to the exchange of up to $100,000,000 aggregate principal amount of Exchange Notes for up to an equal aggregate principal amount of Old Notes. The Exchange Notes will be obligations of the Company entitled to the benefits of the Indenture. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes, except that (i) the offering of the Exchange Notes has been registered under the Securities Act, (ii) the Exchange Notes will not be subject to transfer restrictions and (iii) the Exchange Notes will not be entitled to registration or other rights under the Registration Rights Agreement including the provision in the Registration Rights Agreement for the payment of Liquidated Damages upon failure by the Company to consummate the Exchange Offer or the occurrence of certain other events. See "Description of the Notes."

REGISTRATION RIGHTS
AGREEMENT.....................   The Old Notes were sold by the Company on March
                                 2, 1998 to the Initial Purchasers pursuant to a Purchase Agreement, dated February 25, 1998
                                 (the "Purchase Agreement"). Pursuant to the
                                 Purchase Agreement, the Company and the Initial
                                 Purchasers entered into the Registration Rights
                                 Agreement which, among other things, grants the holders of the Old Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Rights
                                 Agreement.

THE EXCHANGE OFFER............   $1,000 principal amount of Exchange Notes will
                                 be issued in exchange for each $1,000 principal amount of Old Notes validly tendered and accepted pursuant to the Exchange Offer. As of the date hereof, $100,000,000 in aggregate principal amount of Old Notes are outstanding.
                                 The Company will issue the Exchange Notes to tendering holders of Old Notes promptly following the Expiration Date. The terms of the Exchange Notes are identical in all material respects to the Old Notes except for certain transfer restrictions and registration rights relating to the Old Notes.

                                 No federal or state regulatory requirements must be complied with or approval obtained in connection with the Exchange Offer, other than the registration requirements under the Securities Act.

RESALE........................   Based on existing interpretations of the
                                 Securities Act by the staff of the SEC set forth in several no-action letters to third parties, and subject to the immediately following sentence, the Company believes that Exchange Notes issued pursuant to the Exchange
                                 Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchased such Old Notes directly from the Company for resale pursuant to Rule
                                 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" (within the meaning of Rule 405 of the Securities Act) of the Company), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the Exchange Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. However, any purchaser of Notes who is an affiliate of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange

                                 Notes, or any broker-dealer who purchased the Old Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, (i) will not be able to rely on the interpretations by the staff of the SEC set forth in the above-mentioned no-action letters, (ii) will not be able to tender its Old Notes in the Exchange Offer and
                                 (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Notes unless such sale or transfer is made pursuant to an exemption from such requirements. The Company does not intend to seek its own no-action letter and there is no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Notes as it has in such no-action letters to third parties. See "The Exchange Offer -- Purpose and Effect of the Exchange Offer" and "Plan of Distribution." Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of up to 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

EXPIRATION DATE...............   5:00 p.m., New York City time, on             ,
                                 1998, unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange
                                 Offer is extended. See "The Exchange
                                 Offer -- Expiration Date; Extensions;
                                 Amendments."

ACCRUED INTEREST ON THE
  EXCHANGE NOTES AND THE
  OLD NOTES...................   The Exchange Notes will bear interest at a rate
                                 of 8 5/8% per annum, payable semiannually on January 1 and July 1 of each year, commencing
                                 July 1, 1998. Holders of Exchange Notes of record on June 15, 1998 will receive on July 1, 1998 an interest payment in an amount equal to
                                 (x) the accrued interest on such Exchange Notes from the date of issuance thereof to July 1, 1998, plus (y) the accrued interest on the previously held Old Notes from the date of issuance of such Old Notes (March 2, 1998) to the date of exchange thereof. Interest will not be paid on Old Notes that are accepted for exchange. The Notes mature on January 1, 2008.

CONDITIONS TO THE EXCHANGE
OFFER.........................   The Company may terminate the Exchange Offer if
                                 it determines that its ability to proceed with the Exchange Offer could be materially impaired due to the occurrence of certain conditions.

                                 The Company does not expect any of such
                                 conditions to occur, although there can be no assurance that such conditions will not occur. Holders of Old Notes will have certain rights under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer. See "The Exchange Offer -- Conditions to the Exchange Offer."

PROCEDURES FOR TENDERING OLD
NOTES.........................   Each holder of Old Notes wishing to accept the
                                 Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes to be exchanged and any other required documentation, to The Bank of New York, as Exchange Agent, at the address set forth herein and therein or effect a tender of Old Notes pursuant to the procedures for book-entry transfer as provided for herein and therein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the Exchange Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, that neither the holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such Exchange Notes and that neither the holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. See "The Exchange
                                 Offer -- Procedures for Tendering."

                                 Following consummation of the Exchange Offer, holders of Old Notes not tendered as a general matter will not have any further registration rights, and the Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected. See "Risk Factors -- Absence of Public Market for the Notes and "-- Consequences of Exchange and Failure to Exchange" and "The Exchange
                                 Offer -- Consequences of Failure to Exchange."

SPECIAL PROCEDURES FOR
BENEFICIAL OWNERS.............   Any beneficial owner whose Old Notes are
                                 registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial owner wishes to tender on his own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either (a) make appropriate arrangements to register ownership of the Old
                                 Notes in such holder's name or (b) obtain a properly completed bond power from the registered holder or endorsed certificates representing the Old Notes to be tendered. The transfer of record ownership may take considerable time, and completion of such transfer prior to the Expiration Date may not be possible. See "The Exchange
                                 Offer -- Procedures for Tendering."

GUARANTEED DELIVERY
PROCEDURES....................   Holders of Old Notes who wish to tender their
                                 Old Notes and whose Old Notes are not
                                 immediately available, or who cannot deliver their Old Notes (or complete the procedure for book-entry transfer) and deliver a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration
                                 Date may tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery
                                 Procedures."

WITHDRAWAL RIGHTS.............   Tenders of Old Notes may be withdrawn at any
                                 time prior to the Expiration Date by furnishing a written or facsimile transmission notice of withdrawal to the Exchange Agent containing the information set forth in "The Exchange
                                 Offer -- Withdrawal of Tenders."

ACCEPTANCE OF OLD NOTES AND
DELIVERY OF EXCHANGE NOTES....   Subject to certain conditions (as summarized
                                 above in "Conditions to the Exchange Offer" and described more fully in "The Exchange
                                 Offer -- Conditions to the Exchange Offer"), the Company will accept for exchange any and all Old Notes that are properly tendered in the Exchange Offer prior to the Expiration Date.
                                 See "The Exchange Offer -- Procedures for
                                 Tendering." The Exchange Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date.

EXCHANGE AGENT................   The Bank of New York, the Trustee under the
                                 Indenture, is serving as the Exchange Agent
                                 (the "Exchange Agent") in connection with the Exchange Offer. The mailing address of the Exchange Agent is The Bank of New York, P.O.
                                 Box 11248, Church Street Station, New York, NY
                                 10286-1248, Attention: Remo J. Reale. The overnight courier and hand delivery address for the Exchange Agent is The Bank of New York,
                                 Tender and Exchange Department, 101 Barclay
                                 Street, Receive and Deliver Window, New York,
                                 NY 10286. For assistance and requests for additional copies of the Prospectus, the Letter of Transmittal or the Notice of Guaranteed
                                 Delivery, the telephone number for the Exchange
                                 Agent is (212) 815-3703, and the facsimile number for the Exchange Agent is (212) 815-5915
                                 (Eligible Institutions only). All
                                 communications should be directed to the attention of Remo J. Reale.

EFFECT ON HOLDERS OF OLD
NOTES.........................   Holders of Old Notes who do not tender their
                                 Old Notes in the Exchange Offer will continue to hold their Old Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture. All untendered, and tendered but unaccepted, Old Notes will continue to be subject to the restrictions on transfer provided for in the Old Notes and the Indenture. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Old Notes could be adversely affected. See "Risk
                                 Factors -- Consequences of Exchange and Failure to Exchange."

     See "The Exchange Offer" for more detailed information concerning the terms of the Exchange Offer.

                       SUMMARY OF TERMS OF EXCHANGE NOTES

     All capitalized terms used in this Prospectus with respect to the Notes and not otherwise defined herein have the meanings set forth under "Description of the Notes."

SECURITIES OFFERED............   $100,000,000 aggregate principal amount of
                                 8 5/8% Senior Subordinated Notes due 2008,
                                 Series B.

MATURITY DATE.................   January 1, 2008.

INTEREST RATE.................   Interest on the Exchange Notes will accrue at a
                                 rate of 8 5/8% per annum and will be payable semi-annually in arrears on each January 1 and July 1, commencing July 1, 1998.

MANDATORY REDEMPTION..........   The Company is not required to make mandatory
                                 redemption or sinking fund payments with respect to the Exchange Notes except as set forth under "Description of the
                                 Notes -- Repurchase at the Option of Holders."

OPTIONAL REDEMPTION...........   On or after January 1, 2003, the Company may
                                 redeem the Exchange Notes, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption.
                                 Notwithstanding the foregoing, at any time prior to January 1, 2001, the Company may redeem up to 35% of the original aggregate principal amount of the Exchange Notes with the net proceeds of an Equity Offering at a redemption price equal to 108.625% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption;
                                 provided that at least 65% of the original aggregate principal amount of the Exchange
                                 Notes remains outstanding after such
                                 redemption. See "Description of the Notes --
                                 Optional Redemption."

RANKING.......................   The Exchange Notes will be general unsecured
                                 obligations of the Company, will rank
                                 subordinate in right of payment to all existing and future Senior Debt of the Company and will rank senior or pari passu in right of payment to all existing and future subordinated indebtedness of the Company. The Exchange Notes will be effectively subordinated to all liabilities, if any, of any subsidiaries of the Company. As of December 31, 1997, on a pro forma basis, the Company had $15.4 million of Senior Debt outstanding, $42.4 million of trade payables and other accrued liabilities, and no other senior subordinated indebtedness other than the Exchange Notes. On a pro forma basis, the Company would have had the capacity to borrow an additional $99.6 million of Senior
                                 Debt under the Credit Facility. See "Risk
                                 Factors -- Subordination of the Notes."

CHANGE OF CONTROL.............   Upon a Change of Control, each holder will have
                                 the right to require the Company to repurchase such holder's Exchange Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. See "Description of the
                                 Notes -- Repurchase at the Option of Holders."
                                 There can be no assurance that the Company will have sufficient funds to repurchase the Exchange Notes in the event of a Change of Control.

CERTAIN COVENANTS.............   The Indenture pursuant to which the Exchange
                                 Notes will be issued contains certain covenants which, among other things, limit the ability of the Company and its Restricted Subsidiaries to:
                                 (i) incur additional indebtedness and issue preferred stock; (ii) repay certain other indebtedness; (iii) pay dividends or make certain other distributions; (iv) repurchase equity interests or make certain investments;
                                 (v) consummate certain asset sales; (vi) enter into certain transactions with affiliates;
                                 (vii) incur liens; (viii) merge or consolidate with any other person; (ix) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company and its Restricted Subsidiaries; (x) enter into agreements that restrict the ability of Restricted Subsidiaries to make certain distributions or payments or (xi) enter into guarantees of Indebtedness of the Company. In addition, under certain circumstances, the
                                 Company will be required to make an offer to purchase the Exchange Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase, with the proceeds from certain asset sales. See "Description of the Notes -- Certain
                                 Covenants" and "-- Repurchase at the Option of Holders -- Asset Sales."

TRANSFER RESTRICTIONS.........   For a description of restrictions on transfer
                                 of the Exchange Notes, see "The Exchange
                                 Offer -- Purpose and Effect of the Exchange
                                 Offer."

                                  RISK FACTORS

     See "Risk Factors," beginning on page 16 hereof, for a discussion of certain factors that should be considered in evaluating an investment in the Exchange Notes.

                        SUMMARY COMBINED FINANCIAL DATA

     The summary combined financial data set forth below with respect to the Company's combined statements of operations for each of the three years in the period ended December 31, 1997 and with respect to the Company's combined balance sheets as of December 31, 1997 are derived from the financial statements of the Company that have been audited by Arthur Andersen LLP, independent public accountants. The summary combined financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and Notes thereto included elsewhere and incorporated by reference in this Prospectus.

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1995       1996       1997
                                                              -------   --------   --------
                                                              (IN THOUSANDS, EXCEPT RATIOS)
COMBINED STATEMENT OF OPERATIONS DATA:
Revenues:
  Natural gas and oil revenues..............................  $39,431   $ 64,864   $116,349
  Other.....................................................    1,778      1,040      1,297
                                                              -------   --------   --------
          Total revenues....................................   41,209     65,904    117,646
Expenses:
  Lease operating...........................................    5,005     10,800     14,146
  Severance tax.............................................      463      1,401      4,233
  Depreciation, depletion and amortization..................   21,969     33,732     59,081
  General and administrative, net...........................    3,486      6,249      5,825
  Nonrecurring charge(1)....................................   12,000         --         --
                                                              -------   --------   --------
          Total operating expenses..........................   42,923     52,182     83,285
Income (loss) from operations...............................   (1,714)    13,722     34,361
Interest expense, net.......................................    2,398      2,875        938
Income (loss) before income taxes...........................   (4,112)    10,847     33,423
Income tax provision (benefit)..............................   (3,809)     2,205     10,173
                                                              -------   --------   --------
Net income (loss)...........................................  $  (303)  $  8,642   $ 23,250
                                                              =======   ========   ========
OTHER DATA:
EBITDA(2)...................................................  $32,255   $ 47,454   $ 93,442
Capital expenditures(3).....................................   70,249    154,125    145,055
PRO FORMA DATA:(4)
Cash interest expense(5)....................................                       $  9,792
Ratio of EBITDA to cash interest expense....................                            9.5x
Ratio of net debt to EBITDA(6)..............................                            1.2x

                                                               AS OF DECEMBER 31, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(7)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  4,745      $  4,245
Working capital (deficit)(8)................................    (5,401)       (5,901)
Property, plant and equipment, net..........................   443,738       443,738
Total assets................................................   491,391       493,766
Total long-term debt........................................   113,000       115,375(9)
Stockholders' equity........................................   256,187       256,187

Footnotes on next page

---------------

(1) Represents a nonrecurring non-cash charge incurred in connection with the reorganization effective in February 1996. See Note 11 to the Company's Combined Financial Statements.

(2) EBITDA is defined as income (loss) from operations (before nonrecurring charges) plus depreciation, depletion and amortization. EBITDA should not be considered as an alternative to income (loss) from operations or net income
    (loss), as determined in accordance with generally accepted accounting principles, as a measure of the Company's operating performance or to net cash provided by operating, investing and financing activities, as determined in accordance with generally accepted accounting principles, as a measure of the Company's ability to meet cash needs. The Company believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation, depletion and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or nonoperating factors (such as historical cost). Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies and of the Company's debt servicing ability. However, EBITDA may not be comparable in all instances to other similar types of measures used.

(3) Capital expenditures reflected in the table consist of cash used for investments in property and equipment, and do not reflect non-cash capital expenditures in the year ended December 31, 1996 of $22.9 million reflecting the issuance of shares of the Company's Common Stock in consideration for its acquisition of natural gas and oil properties. Including the $22.9 million in non-cash capital expenditures, the Company's capital expenditures for 1996 would have been approximately $177.0 million.

(4) Gives pro forma effect to the sale of the Old Notes and the application of the net proceeds therefrom as if it had occurred on January 1, 1997. Does not give effect to the Pending Acquisition.

(5) Pro forma cash interest is defined as (i) gross interest expense of $6.8 million less (ii) amortization of debt issue costs of $0.3 million less
    (iii) interest on debt refinanced of $5.3 million plus (iv) interest on $100 million of 8 5/8% Senior Subordinated Notes of $8.6 million.

(6) Net debt is defined as total debt less cash and cash equivalents at December 31, 1997.

(7) As adjusted to give effect to the sale of the Old Notes and the application of the net proceeds therefrom as if it had occurred on December 31, 1997; does not reflect any borrowings under the Credit Facility to fund the purchase price of the Pending Acquisition.

(8) Includes accrual for the minimum deferred purchase price of $8.8 million with respect to the Company's 1996 acquisition of certain offshore properties from Smith Offshore Exploration Company. See Note 12 to the Company's Combined Financial Statements. The Company paid the deferred purchase price in the first quarter of 1998 by delivering 520,777 shares of Common Stock with an aggregate value (determined by reference to a 20 trading day average price of the Common Stock) of $8.8 million.

(9) The Company used the net proceeds from the sale of the Old Notes to repay indebtedness outstanding under the Credit Facility. As amended, the Credit Facility has a borrowing base of $115 million.

                             SUMMARY OPERATING DATA

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1995       1996       1997
                                                              -------    -------    -------
Production:
  Natural gas (MMcf)........................................   21,077     31,215     50,310
  Oil (MBbls)...............................................      100        118        171
  Total (MMcfe).............................................   21,677     31,923     51,336
Average sales prices:
  Natural Gas (per Mcf)(1)..................................  $  1.79    $  2.00    $  2.25
  Oil (per Bbl).............................................    16.54      21.53      18.33
Expenses (per Mcfe):
  Lease operating...........................................  $  0.23    $  0.34    $  0.28
  Severance tax.............................................     0.02       0.04       0.08
  Depreciation, depletion and amortization..................     1.01       1.06       1.15
  General and administrative, net...........................     0.16       0.20       0.11

---------------

(1) Reflects the effects of hedging. Absent the effects of hedging, average realized natural gas prices would have been $1.53, $2.35 and $2.45 per Mcf for the years ended December 31, 1995, 1996 and 1997, respectively. See "Risk Factors -- Hedging Risks," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and
    "Business -- Marketing and Customers."

                    SUMMARY NATURAL GAS AND OIL RESERVE DATA

     The following table summarizes the estimates of the Company's historical net proved natural gas and oil reserves as of the dates indicated and the present value attributable to these reserves at such dates. The reserve and present value data as of December 31, 1997 have been prepared by Netherland, Sewell & Associates, Inc. ("NSA"), and Miller and Lents, Ltd. ("Miller and Lents"), independent petroleum engineering consultants. The reserve data and present values as of December 31, 1996 were prepared by NSA, Miller and Lents and Ryder Scott Company and as of December 31, 1995, by NSA, Miller and Lents, Ryder Scott Company and Huddleston & Co., Inc. For additional information relating to the Company's natural gas and oil reserves, see "Business -- Natural Gas and Oil Reserves" and Note 13 of the Notes to the Combined Financial Statements of the Company included elsewhere and incorporated by reference in this Prospectus. The reserves stated in the table below do not include any reserves that may be acquired in the Pending Acquisition.

                                                                     AS OF DECEMBER 31,
                                                              --------------------------------
                                                                1995        1996        1997
                                                              --------    --------    --------
                                                              (IN THOUSANDS, EXCEPT OPERATING
                                                                           DATA)
Net Proved Reserves:
  Natural gas (MMcf)........................................   195,946     320,474     330,601
  Oil (MBbls)...............................................       889       1,131       1,077
  Total (MMcfe).............................................   201,280     327,260     337,063
Present value of future net revenues before income
  taxes(1)..................................................  $206,574    $577,000    $377,065
Standardized measure of discounted future net cash
  flows(2)..................................................  $171,459    $452,582    $315,380

---------------

(1) The present value of future net revenues attributable to the Company's reserves was prepared using prices in effect as of the end of the respective periods presented, discounted at 10% per annum on a pre-tax basis. Such amounts reflect the effects of the Company's hedging contracts and do not reflect the effects of Section 29 tax credits which were monetized in 1997. Average prices per Mcf of natural gas used in making such present value determinations as of December 31, 1995, 1996 and 1997 were $2.06, $3.41 and $2.31, respectively. Average prices per Bbl of oil used in making such present value determinations as of December 31, 1995, 1996 and 1997 were $17.29, $22.94 and $17.23, respectively.

(2) The standardized measure of discounted future net cash flows represents the present value of future net revenues after income tax discounted at 10%. Such amounts reflect the effects of the Company's hedging contracts.

                                  RISK FACTORS

     Holders of Old Notes should carefully consider the information set forth below, as well as other information appearing in this Prospectus, before tendering any Old Notes for exchange into Exchange Notes. Certain matters set forth below also apply to the Old Notes and will continue to apply to any Old Notes remaining outstanding after the Exchange Offer.

VOLATILITY OF NATURAL GAS AND OIL PRICES

     Revenues generated from the Company's operations are highly dependent upon the price of, and demand for, natural gas and oil. Historically, the markets for natural gas and oil have been volatile, and such markets are likely to continue to be volatile in the future. Prices for natural gas and oil are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of natural gas and oil, the price of foreign imports and overall domestic and global economic conditions. It is impossible to predict future natural gas and oil price movements with any certainty. Declines in natural gas and oil prices also may reduce the amount of natural gas and oil that the Company can produce economically.

     In order to reduce its exposure to short-term fluctuations in the price of natural gas, the Company enters into hedging arrangements from time to time. The Company's hedging arrangements apply to only a portion of its production and provide only partial price protection against declines in natural gas prices. In addition, the Company's hedging arrangements limit the benefit to the Company of increases in the price of natural gas. See "-- Hedging Risks," "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- General" and "Business -- Marketing and Customers."

     The Company uses the full cost method of accounting for its investment in natural gas and oil properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of natural gas and oil reserves are capitalized into a "full cost pool" as incurred, and properties in the pool are depleted and charged to operations using the unit-of-production method based on the ratio of current production to total proved natural gas and oil reserves. To the extent that such capitalized costs (net of accumulated depreciation, depletion and amortization) less deferred taxes exceed the present value (using a 10% discount rate) of estimated future net cash flows from proved natural gas and oil reserves and the lower of cost or fair value of unproved properties after income tax effects, such excess costs are charged to operations. If a writedown is required, it would result in a charge to earnings but would not have an impact on cash flows from operating activities. Once incurred, a writedown of oil and gas properties is not reversible at a later date even if oil and gas prices increase.

     As of December 31, 1997, the Company estimates, using prices in effect as of such date, that the ceiling limitation imposed under full cost accounting rules on total capitalized natural gas and oil property costs exceeded actual capitalized costs. Natural gas prices have fluctuated substantially from prices used in reserve valuations for the year ended December 31, 1997. Depending upon natural gas prices and the results of the Company's drilling programs, the Company may be required to write down the carrying value of its natural gas and oil properties.

UNCERTAINTY OF RESERVE INFORMATION AND FUTURE NET REVENUE ESTIMATES

     There are numerous uncertainties inherent in estimating natural gas and oil reserves and their estimated values, including many factors beyond the control of the producer. The reserve data set forth in this Prospectus represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. Estimates of economically recoverable natural gas and oil reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future natural gas and oil prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers but at different times may vary substantially and such reserve estimates may be subject to downward or upward adjustment based upon such factors. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. See "Business -- Natural Gas and Oil Reserves."

RESERVE REPLACEMENT RISK

     In general, the volume of production from natural gas and oil properties declines as reserves are depleted. The rate of decline depends on reservoir characteristics, and varies from the steep decline rate characteristic of Gulf of Mexico reservoirs, where the Company has a significant portion of its production, initial steep decline followed by relatively slower decline in South Texas to the relatively slow decline rate characteristic of the longer-lived fields in the Arkoma Basin, East Texas and West Virginia. The proved reserves of the Company will decline as reserves are produced, except to the extent the Company acquires properties containing proved reserves or conducts successful exploration and development activities, or both. The Company's future natural gas and oil production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of natural gas and oil reserves would be impaired. In addition, there can be no assurance that the Company's future exploration, development and acquisition activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs.

DRILLING RISKS

     Drilling involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions and shortages or delays in the delivery of equipment. The Company's future drilling activities may not be successful and, if unsuccessful, such failure will have an adverse effect on the Company's future results of operations and financial condition.

OPERATING RISKS OF NATURAL GAS AND OIL OPERATIONS

     The natural gas and oil business involves certain operating hazards such as well blowouts, collapse or failure of wellbore or tubulars, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. The Company's offshore operations also are subject to the additional hazards of marine operations, such as severe weather, capsizing and collision. The availability of a ready market for the Company's natural gas and oil production also depends on the proximity of reserves to, and the capacity of, natural gas and oil gathering systems, pipelines and trucking or terminal facilities. In addition, the Company may be liable for environmental damages caused by previous owners of property purchased or leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of the Company's properties. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The Company does not carry business interruption insurance. The occurrence of such an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company.

     Most of the Company's natural gas is transported through gas gathering systems and gas pipelines which are not owned by the Company. Transportation space on such gathering systems and pipelines is occasionally limited and at times unavailable due to repairs or improvements being made to such facilities or due to such space being utilized by other gas shippers with priority transportation agreements. While the Company's ability to market its natural gas has been subject to limitations or delays only on a very infrequent basis, if transportation space is restricted or is unavailable, the Company's cash flow from the affected properties could be adversely affected.

ACQUISITION RISKS

     The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors. The accuracy of such assessments is inherently uncertain. In connection with such as assessment, the Company performs a review of the subject properties that it believes to be generally consistent with industry practice, which generally includes on-site inspections and the review of reports filed with the Minerals Management Service for environmental compliance. Such a review, however, will not reveal all existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every platform or well, and structural or environmental problems are not necessarily observable even when an inspection is undertaken. As a result of the foregoing factors, the Company may suffer the loss of one or more acquired properties due to title deficiencies or may be required to make significant expenditures to cure environmental contamination with respect to acquired properties. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems. The Company is generally not entitled to contractual indemnification for environmental liabilities and acquires structures on a property on an "as is" basis.

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company's business is capital intensive and to maintain its base of proved oil and gas reserves, a significant amount of cash flow from operations must be invested in property acquisitions, development or exploration activities. The Company makes, and will continue to make, substantial capital expenditures for the exploration, development, acquisition and production of natural gas and oil reserves. Historically, the Company has financed these expenditures primarily with cash generated by operations, proceeds from bank borrowings and the Company's initial public offering ("IPO") and, prior to the Company's IPO, capital contributions by Brooklyn Union. The Company plans to incur capital expenditures (excluding acquisitions) of approximately $100 million in 1998. Management believes that the Company will have sufficient cash provided by operating activities and borrowings under the Credit Facility to fund planned capital expenditures in 1998. If revenues or the Company's borrowing base decrease as a result of lower natural gas and oil prices, operating difficulties or declines in reserves, the Company may have limited ability to expend the capital necessary to undertake or complete future drilling programs or acquisition opportunities. Without such investment, the Company's oil and gas reserves would decline. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

HEDGING RISKS

     From time to time, the Company enters into hedging arrangements relating to a portion of its natural gas production. These hedges have in the past involved fixed arrangements and other arrangements at a variety of fixed prices and with a variety of other provisions including price floors and ceilings. The Company may in the future enter into natural gas futures contracts, options, collars and swaps. The Company's hedging activities, while intended to reduce the Company's sensitivity to changes in market prices of natural gas, are subject to a number of risks including instances in which (i) production is less than expected, (ii) there is a widening of price differentials between delivery points required by fixed price delivery contracts to the extent they differ from those on the Company's production or (iii) the Company's counterparties to its futures contract will be unable to meet the financial terms of the transaction. While the use of hedging arrangements limits the risk of declines in natural gas prices, it may limit the benefit to the Company of increases in the price of natural gas. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

EFFECTS OF LEVERAGE

     The Company's senior credit facility (the "Credit Facility") provides for a commitment of $150 million and has a current borrowing base of $115 million, reduced from a borrowing base of $130 million in effect immediately prior to the sale of the Old Notes. The Company had availability of approximately $15.4 million under the Credit Facility at December 31, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     On a pro forma basis giving effect to the sale of the Old Notes, the Company's outstanding indebtedness at December 31, 1997 would have been $115.4 million, without giving effect to borrowings that would be required to fund the Pending Acquisition, if completed. The Company's level of indebtedness has several important effects on its operations, including (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) the covenants contained in the Credit Facility and the Indenture require the Company to meet certain financial tests, and other restrictions limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in business conditions and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. Moreover, future acquisition or development activities may require the Company to alter its capitalization significantly. These changes in capitalization may significantly alter the leverage of the Company. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's future performance will not be adversely affected by such economic conditions and financial, business and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

SUBORDINATION OF THE NOTES

     The Notes are subordinated in right of payment to all existing and future Senior Debt of the Company, which includes all indebtedness under the Credit Facility. After giving pro forma effect to the sale of the Old Notes and the application of the net proceeds therefrom, the Company would have had $15.4 million of Senior Debt outstanding and would have had up to $99.6 million of additional borrowing capacity available under the Credit Facility which, if borrowed, would be included as Senior Debt. In the event of a liquidation, dissolution, reorganization, bankruptcy or any similar proceeding regarding the Company, the assets of the Company will be available to pay obligations on the Notes only after Senior Debt of the Company has been paid in full. Additional Senior Debt may be incurred by the Company from time to time, subject to certain restrictions imposed by the Indenture and the Credit Facility. Accordingly, there may not be sufficient funds remaining to pay amounts due on all or any of the Notes. See "Description of the Notes -- Ranking and Subordination."

     In addition to being subordinated to all existing and future Senior Debt of the Company, the Notes will not be secured by any of the Company's or its Subsidiaries' assets, as the case may be.

PAYMENT UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each holder of the Notes may require the Company to purchase all or a portion of such holder's Notes at 101% of the principal amount of the Notes, together with accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. The occurrence of a Change of Control may result in a default under the Credit Facility which prohibits the purchase of the Notes by the Company unless and until such time as the Company's indebtedness under the Credit Facility is repaid. The Indenture requires that prior to such a purchase, the Company must either repay all outstanding Senior Debt or obtain any required consents to such purchase. If a Change of Control were to occur, the Company may not have the financial resources to repay all of the Senior Debt, the Notes and the other indebtedness that would become payable upon the occurrence of such Change of Control. See "Description of the Notes -- Repurchase at the Option of Holders -- Change of Control."

FRAUDULENT CONVEYANCE

     The incurrence of indebtedness (such as the Notes) is subject to review under relevant federal and state fraudulent conveyance statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of other creditors of the Company. To the extent that a court were to find that (i) the Notes were incurred with the intent to hinder, delay or defraud any present or future creditor or that the Company contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others or (ii) the Company did not receive fair consideration or reasonably equivalent value for issuing the Notes and, at the time thereof, the Company (a) was insolvent or rendered insolvent by reason of the issuance of the Notes, (b) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital or (c) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, a court could avoid or subordinate the Notes in favor of other creditors.

     On the basis of historical financial information, recent operating history as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information currently available to it, the Company believes that the Notes are being incurred for proper purposes and in good faith and that, after giving effect to indebtedness incurred in connection with the issuance of the Notes, the Company is solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as such debts become absolute and mature. There can be no assurance, however, that a court passing on such questions would reach the same conclusions and, if not, a court could, among other things, void all or a portion of the Company's obligations to holders of Notes and/or subordinate the Company's obligations under the Notes to a greater extent than would otherwise be the case.

DEPENDENCE ON KEY PERSONNEL

     The Company depends to a large extent on the services of certain key management personnel. The loss of the services of such management personnel could have a material adverse effect on the Company's operations. The Company believes that its success is also dependent upon its ability to continue to employ and retain skilled technical personnel. See "Management -- Employment Agreements."

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     The Company's business is regulated by certain local, state and federal laws and regulations relating to the exploration for, and the development, production, marketing, pricing, transportation and storage of, natural gas and oil. The Company's business is also subject to extensive and changing environmental and safety laws and regulations governing plugging and abandonment, the discharge of materials into the environment or otherwise relating to environmental protection. In addition, the Company is subject to changing and extensive tax laws, and the effect of newly enacted tax laws cannot be predicted. The implementation of new, or the modification of existing, laws or regulations, including regulations which may be promulgated under the Oil Pollution Act of 1990, could have a material adverse effect on the Company. See "Business -- Abandonment Costs," "-- Regulation" and "-- Environmental Matters" for a more complete description of the laws and regulations relating to the Company's business.

COMPETITION

     The Company encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of producing properties. The Company's competitors include major integrated oil and gas companies and numerous independent oil and gas companies, individuals and drilling and income programs. Many of its competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than the Company's and which, in many instances, have been engaged in the oil and gas business for a much longer time than the Company. Such companies may be able to pay more for productive natural gas and oil properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

RELATIONSHIP WITH KEYSPAN AND POTENTIAL CONFLICTS OF INTEREST

     There may be conflicts of interest arising in the future between the Company and KeySpan and its subsidiaries in a number of areas relating to their past and ongoing relationships, including dividends, acquisitions of natural gas and oil businesses or properties, transfers of assets, insurance matters, marketing, financial commitments, registration rights and issuances and sales of capital stock of the Company. As of March 31, 1998, Brooklyn Union, a wholly owned subsidiary of KeySpan, indirectly owned approximately 64% of the Company's outstanding Common Stock. The Company's Chairman of the Board, Robert B. Catell, is also the Chairman of the Board of Directors and Chief Executive Officer of Brooklyn Union. In addition, two other directors of the Company, Craig G. Matthews and James Q. Riordan, are the President and a director of Brooklyn Union, respectively. As a result of KeySpan's beneficial holdings of Common Stock, KeySpan is in a position to control the election of the entire Board of Directors of the Company and is able to control the outcome of the vote on all matters requiring the vote of the Company's stockholders. See "Certain Transactions."

CONSEQUENCES OF EXCHANGE AND FAILURE TO EXCHANGE

     Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes, as set forth in the legend thereon, as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. In addition, upon the consummation of the Exchange Offer holders of Old Notes which remain outstanding will not be entitled to any rights to have such Old Notes registered under the Securities Act or to any similar rights under the Registration Rights Agreement, subject to certain exceptions. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered, or tendered but unaccepted, Old Notes could be adversely affected.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Old Notes are currently owned by a relatively small number of beneficial owners. The Old Notes have not been registered under the Securities Act or any state securities laws and, unless so registered and to the extent not exchanged for the Exchange Notes, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Any Old Notes tendered and exchanged in the Exchange Offer will reduce the aggregate principal amount of Old Notes outstanding. Following the consummation of the Exchange Offer, holders who did not tender their Old Notes generally will not have any further registration rights under the Registration Rights Agreement, and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Old Notes could be adversely affected. The Old Notes are currently eligible for sale pursuant to Rule 144A in the Private Offerings, Resale and Trading through Automatic Linkages (PORTAL) market of the National Association of Securities Dealers, Inc. Because the Company anticipates that most holders will elect to exchange their Old Notes for Exchange Notes due to the restrictions on the resale of Old Notes under the Securities Act, the Company anticipates that the liquidity of the market for any Old Notes remaining after the consummation of the Exchange Offer may be substantially limited.

     The Exchange Notes will constitute a new issue of securities for which there is currently no active trading market. If the Exchange Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors including general economic conditions and the current financial condition, results of operations and business prospects of the Company. Although the Exchange Notes will generally be permitted to be resold or otherwise transferred by non-affiliates of the Company without compliance with the registration and prospectus delivery requirements of the Securities Act, the Company does not intend to apply for a listing or quotation of the Exchange Notes on any securities exchange or stock market. Although one of the Initial Purchasers has informed the Company that it currently intends to make a market in the Exchange Notes, it is not obligated to do so, and any such market-making may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed under the Exchange Act. Accordingly, there can be no assurance as to the development, liquidity or maintenance of any market for the Exchange Notes. If no trading market develops or is maintained for the Exchange Notes, holders may experience difficulty in reselling the Exchange Notes or may be unable to sell them.

     The liquidity of, and trading market for, the Old Notes or the Exchange Notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

                                  THE COMPANY

     Houston Exploration is an independent natural gas and oil company engaged in the exploration, development and acquisition of domestic natural gas and oil properties. The Company's offshore properties are located primarily in the shallow waters (up to 600 feet) of the Gulf of Mexico, and its onshore properties are located in South Texas, the Arkoma Basin, East Texas and West Virginia. At December 31, 1997, the Company had net proved reserves of 337 Bcfe. Approximately 98% of the Company's net proved reserves on such date were natural gas and approximately 78% of net proved reserves were classified as proved developed. The Company operates over 90% of its production. The Company believes its primary strengths are its high quality reserves, its substantial inventory of exploration and development opportunities, its in-house expertise in generating new prospects, and its geographic focus and low-cost operating structure.

     The Company was incorporated in Delaware in December 1985 to conduct certain of the natural gas and oil exploration and development activities in Brooklyn Union. The Company initially focused primarily on the exploration and development of high potential prospects in the Gulf of Mexico. Effective February 29, 1996, Brooklyn Union implemented a reorganization of its exploration and production assets by transferring to Houston Exploration certain onshore producing properties and developed and undeveloped acreage. Subsequent to the reorganization, the Company has expanded its focus to include lower risk exploitation and development drilling on the onshore properties transferred, in addition to seeking opportunistic acquisitions both onshore and offshore. On July 2, 1996, the Company acquired certain natural gas and oil properties and associated pipelines located in Zapata County, Texas from TransTexas Gas Corporation and TransTexas Transmission Corporation (together, "TransTexas") for a net purchase price of approximately $56 million. In September 1996, the Company completed its IPO of 7,130,000 shares of Common Stock. Concurrently with the completion of its IPO, the Company completed the acquisition of substantially all of the natural gas and oil properties and related assets of Smith Offshore Exploration Company ("Soxco") for a net purchase price consisting of approximately $20.3 million in cash and 762,387 shares of Common Stock with an aggregate value (determined by reference to the IPO price) of $11.8 million. In addition, the Company has agreed to pay to Soxco effective January 31, 1998 a deferred purchase price, payable in shares of the Company's Common Stock, of not more than $17.6 million and not less than $8.8 million as determined by Soxco's probable reserves as of December 31, 1995 that are produced or classified as proved prior to December 31, 1997. The Company paid the deferred purchase price in the first quarter of 1998 by delivering 520,777 shares of Common Stock with an aggregate value (determined by reference to a 20 trading day average price of the Common Stock) of $8.8 million. As of March 31, 1998, THEC Holdings Corp., a wholly owned subsidiary of Brooklyn Union, owned approximately 64% of the outstanding shares of Common Stock. Brooklyn Union, which in September 1997 became a wholly owned subsidiary of KeySpan, distributes natural gas in an area of New York City with a population of four million.

     The Company's principal executive offices are located at 1100 Louisiana, Suite 2000, Houston, Texas 77002 and its telephone number is (713) 830-6800.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Old Notes were sold by the Company on March 2, 1998 to the Initial Purchasers pursuant to a Purchase Agreement, dated February 25, 1998, between the Company and the Initial Purchasers (the "Purchase Agreement"). The Initial Purchasers subsequently resold all of the Old Notes to Qualified Institutional Buyers, each of whom agreed to comply with certain transfer restrictions and other conditions. As a condition to the purchase of the Old Notes by the Initial Purchasers, the Company entered into a registration rights agreement with the Initial Purchasers (the "Registration Rights Agreement"), which requires, among other things, that promptly following the issuance and sale of the Old Notes, the Company file with the SEC the Registration Statement with respect to the Exchange Notes, use its best efforts to cause the Registration Statement to become effective under the Securities Act and, upon the effectiveness of the Registration Statement, offer to the holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of Exchange Notes, which will be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act subject to certain exceptions described below. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the Company's books or any other person who has obtained a properly completed bond power from the registered holder or any person whose Old Notes are held of record by the Depositary who desires to deliver such Old Notes by book-entry transfer of the Depositary.

     Based on existing interpretations of the Securities Act by the staff of the SEC set forth in several no-action letters to third parties, and subject to the immediately following sentence, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchased such Old Notes directly from the Company for resale pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" (within the meaning of Rule 405 of the Securities Act) of the Company), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the Exchange Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. However, any purchaser of Old Notes who is an affiliate of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes, or any broker-dealer who purchased the Old Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, (i) will not be able to rely on the interpretations by the staff of the SEC set forth in the above-mentioned no-action letters, (ii) will not be able to tender its Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes unless such sale or transfer is made pursuant to an exemption from such requirements. Accordingly, any holder who tenders in the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. See "Plan of Distribution."

     As a result of the filing and effectiveness of the Registration Statement of which this Prospectus is a part, the Company will not be required to pay an increased interest rate on the Old Notes. Following the consummation of the Exchange Offer, holders of Old Notes not tendered will not have any further registration rights except in certain limited circumstances requiring the filing of a Shelf Registration Statement (as defined herein), and the Old Notes will continue to be subject to certain restrictions on transfer. See "Description of the Notes -- Registered Exchange Offer; Registration Rights." Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept all Old Notes properly tendered and not withdrawn prior to 5:00 p.m. New York City time, on the Expiration Date. After authentication of the Exchange Notes by the Trustee or an authenticating agent, the Company will issue and deliver $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in denominations of $1,000 and integral multiples thereof.

     Each holder of Old Notes who wishes to exchange Old Notes for Exchange Notes in the Exchange Offer will be required to represent that (i) it is not an affiliate of the Company, (ii) any Exchange Notes to be received by it were acquired in the ordinary course of its business and (iii) it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes.

     Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

     The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes, except that (i) the offering of the Exchange Notes has been registered under the Securities Act, (ii) the Exchange Notes will not be subject to transfer restrictions and (iii) certain provisions relating to an increase in the stated interest rate on the Old Notes provided for under certain circumstances will be eliminated. The Exchange Notes will evidence the same debt as the Old Notes. The Exchange Notes will be issued under and entitled to the benefits of the Indenture.

     As of the date of this Prospectus, $100,000,000 aggregate principal amount of the Old Notes is outstanding. In connection with the issuance of the Old Notes, the Company arranged for the Old Notes to be issued and transferable in book-entry form through the facilities of the Depositary, acting as depositary. The Exchange Notes will also be issuable and transferable in book-entry form through the Depositary.

     This Prospectus, together with the accompanying Letter of Transmittal, is initially being sent to all registered holders of the Old Notes as of the close
of business on                    , 1998. The Company intends to conduct the
Exchange Offer in accordance with the applicable requirements of the Exchange Act, and the rules and regulations of the SEC thereunder, including Rule 14e-1, to the extent applicable. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered, and holders of the Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or under the Indenture in connection with the Exchange Offer. The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. See "-- Exchange Agent." The Exchange Agent will act as agent for the tendering holders for the purpose of receiving Exchange Notes from the Company and delivering Exchange Notes to such holders.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Notes will be returned, at the Company's cost, to the tendering holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "-- Solicitation of Tenders, Fees and Expenses."

     NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR THE COMPANY MAKES ANY RECOMMENDATION TO HOLDERS OF OLD NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER. MOREOVER, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF OLD NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER AND, IF SO, THE AGGRE-

GATE AMOUNT OF OLD NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISORS, IF ANY, BASED ON THEIR OWN FINANCIAL POSITION AND REQUIREMENTS.

\ EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean 5:00 p.m., New York City time, on
                   , 1998 unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended. The Company may extend the Exchange Offer at any time and from time to time by giving oral or written notice to the Exchange Agent and by timely public announcement.

     The Company expressly reserves the right, in its sole discretion (i) to delay acceptance of any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Old Notes not previously accepted, if any of the conditions set forth herein under "-- Conditions of the Exchange Offer" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent and (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof by the Company to the registered holders of the Old Notes. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of such amendment and the Company will extend the Exchange Offer to the extent required by law.

     Without limiting the manner in which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advise, or otherwise communicate any such public announcement, other than by making a timely release thereof to the Dow Jones News Service.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will bear interest at a rate of 8 5/8% per annum, payable semi-annually on January 1 and July 1 of each year, commencing July 1, 1998. Holders of Exchange Notes of record on June 15, 1998 will receive on July 1, 1998 an interest payment in an amount equal to (x) the accrued interest on such Exchange notes from the date of issuance thereof to July 1, 1998, plus (y) the accrued interest on the previously held Old Notes from the date of issuance of such Old Notes (March 2, 1998) to the date of exchange thereof. Interest will not be paid on Old Notes that are accepted for exchange. The Notes mature on January 1, 2008.

PROCEDURES FOR TENDERING

     Each holder of Old Notes wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes to be exchanged and any other required documentation, to The Bank of New York, as Exchange Agent, at the address set forth herein and therein or effect a tender of Old Notes pursuant to the procedures for book-entry transfer as provided for herein and therein. By executing the Letter of Transmittal, each holder will represent to the Company, that, among other things, the Exchange Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, that neither the holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such Exchange Notes and that neither the holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of the Company.

     Any financial institution that is a participant in the Depositary's Book-Entry Transfer Facility system may make book-entry delivery of the Old Notes by causing the Depositary to transfer such Old Notes into the Exchange Agent's account in accordance with the Depositary's procedure for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the Depositary, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at its address set forth herein under "-- Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO THE DEPOSITARY IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     Only a holder may tender its Old Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal or a facsimile thereof, have the signatures thereof guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer) and any other required documents, to the Exchange Agent, prior to 5:00 p.m., New York City time, on the Expiration Date.

     The Tender by a holder will constitute an agreement between such holder, the Company and the Exchange Agent in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. If less than all of the Old Notes are tendered, a tendering holder should fill in the amount of Old Notes being tendered in the appropriate box on the Letter of Transmittal. The entire amount of Old Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

     THE LETTER OF TRANSMITTAL WILL INCLUDE REPRESENTATIONS TO THE COMPANY THAT, AMONG OTHER THINGS, (1) THE EXCHANGE NOTES ACQUIRED PURSUANT TO THE EXCHANGE OFFER ARE BEING ACQUIRED IN THE ORDINARY COURSE OF BUSINESS OF THE PERSON RECEIVING SUCH EXCHANGE NOTES (WHETHER OR NOT SUCH PERSON IS THE HOLDER), (2) NEITHER THE HOLDER NOR ANY SUCH OTHER PERSON IS ENGAGED IN, INTENDS TO ENGAGE IN OR HAS ANY ARRANGEMENT OR UNDERSTANDING WITH ANY PERSON TO PARTICIPATE IN THE DISTRIBUTION OF SUCH EXCHANGE NOTES, (3) NEITHER THE HOLDER NOR ANY SUCH OTHER PERSON IS AN "AFFILIATE," AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, OF THE COMPANY AND (4) IF THE TENDERING HOLDER IS A BROKER OR DEALER (AS DEFINED IN THE EXCHANGE ACT) (A) IT ACQUIRED THE OLD NOTES FOR ITS OWN ACCOUNT AS A RESULT OF MARKET-MAKING ACTIVITIES OR OTHER TRADING ACTIVITIES AND (B) IT HAS NOT ENTERED INTO ANY ARRANGEMENT OR UNDERSTANDING WITH THE COMPANY OR ANY "AFFILIATE" THEREOF (WITHIN THE MEANING OF RULE 405 UNDER THE SECURITIES ACT) TO DISTRIBUTE THE EXCHANGE NOTES TO BE RECEIVED IN THE EXCHANGE OFFER. IN THE CASE OF A BROKER-DEALER THAT RECEIVES EXCHANGE NOTES FOR ITS OWN ACCOUNT IN EXCHANGE FOR OLD NOTES WHICH WERE ACQUIRED BY IT AS A RESULT OF MARKET-MAKING OR OTHER TRADING ACTIVITIES, THE LETTER OF TRANSMITTAL WILL ALSO INCLUDE AN ACKNOWLEDGMENT THAT THE BROKER-DEALER WILL DELIVER A COPY OF THIS PROSPECTUS IN CONNECTION WITH THE RESALE BY IT OF EXCHANGE NOTES RECEIVED PURSUANT TO THE EXCHANGE OFFER, HOWEVER, BY SO ACKNOWLEDGING AND BY DELIVERING A PROSPECTUS, SUCH HOLDER WILL NOT BE DEEMED TO ADMIT THAT IT IS AN "UNDERWRITER" WITHIN THE MEANING OF THE SECURITIES ACT. SEE "PLAN OF DISTRIBUTION."

     THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDERS. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE DELIVERY TO THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY ALSO REQUEST THAT THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES EFFECT SUCH TENDER FOR HOLDERS, IN EACH CASE AS SET FORTH HEREIN AND IN THE LETTER OF TRANSMITTAL.

     Any beneficial owner whose Old Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial owner wishes to tender on his own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (each an "Eligible Institution"), unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" of the Letter of Transmittal or (ii) for the account of an Eligible Institution. If the Letter of Transmittal is signed by a person other than the registered holder listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Old Notes. If the Letter of Transmittal or any Old Notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by the Company. evidence satisfactory to the Company of their authority to so act must be submitted with such Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding, The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive an irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms, and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that the Company determines are not properly tendered or the tender of which is otherwise rejected by the Company and as to which the defects or irregularities have not been cured or waived by the Company will be returned by the Exchange Agent to the tendering holder unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     In addition, the Company reserves the right in its sole discretion (a) to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under "-- Conditions of the Exchange Offer," terminate the Exchange Offer and (b) to the extent permitted by applicable law, to purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

BOOK-ENTRY TRANSFER

     The Company understands that the Exchange Agent will make a request promptly after the date-of this Prospectus to establish accounts with respect to the Old Notes at the DTC (the "Book-Entry Transfer Facility") for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry deliver of Old Notes by causing such BookEntry Transfer Facility to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer. ALTHOUGH DELIVERY OF OLD NOTES MAY BE EFFECTED THROUGH BOOK-ENTRY TRANSFER INTO THE EXCHANGE AGENT'S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY, AN APPROPRIATE LETTER OF TRANSMITTAL PROPERLY COMPLETED AND DULY EXECUTED WITH ANY REQUIRED SIGNATURE GUARANTEE AND ALL OTHER REQUIRED DOCUMENTS MUST IN EACH CASE BE TRANSMITTED TO AND RECEIVED OR CONFIRMED BY THE EXCHANGE AGENT AT

ITS ADDRESS SET FORTH BELOW ON OR PRIOR TO THE EXPIRATION DATE, OR, IF THE GUARANTEED DELIVERY PROCEDURES DESCRIBED BELOW ARE COMPLIED WITH, WITH THE TIME PERIOD PROVIDED UNDER SUCH PROCEDURES. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmittal, mail or hand delivery) setting forth the name and address of the holder, the certificate number or numbers of such holder's Old Notes and the principal amount of such Old Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within three New York Stock Exchange ("NYSE") trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Old Notes to be tendered in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at the Depositary of Old Notes delivered electronically) and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at the Depositary of Old Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three NYSE trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes or, in the case of Old Notes transferred by book-entry transfer, the name and number of the account at the Depositary to be credited),
(iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal, by which such Old Notes were tendered (including any required signature guarantee) or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the Old Notes to register the transfer of such Old Notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer, and no Exchange Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes that have been tendered but are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer.

Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or to Exchange Notes for, any Old Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes if, in the Company's judgment, any of the following conditions has occurred or exists or has not been satisfied: (i) that the Exchange Offer, or the making of any exchange by a holder, violates applicable law or any applicable interpretation of the staff of the SEC, (ii) that any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the Exchange Offer,
(iii) that there has been adopted or enacted any law, statute, rule or regulation that can reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer, (iv) that there has been declared by United States federal or Texas or New York state authorities a banking moratorium; or
(v) that trading on the New York Stock Exchange or generally in the United States over-the-counter market has been suspended by order of the SEC or any other governmental agency, in each of clauses (i) through (iv) which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer.

     If the Company determines that it may terminate the Exchange Offer for any of the reasons set forth above, the Company may (i) refuse to accept any Old Notes and return any Old Notes that have been tendered to the holders thereof,
(ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration Date of the Exchange Offer, subject to the rights of such holders of tendered Old Notes to withdraw their tendered Old Notes or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such period.

EXCHANGE AGENT

     The Bank of New York, the Trustee under the Indenture, has been appointed as Exchange Agent for the Exchange Offer. In such capacity, the Exchange Agent has no fiduciary duties and will be acting solely on the basis of directions of the Company. Requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

                      The Bank of New York, Exchange Agent

           By Mail:               By Facsimile Transmission:    By Overnight or Hand Delivery:
     The Bank of New York         (for Eligible Institutions         The Bank of New York
                                            only):
      Tender and Exchange               (212) 815-5915                Tender and Exchange
          Department               Attention: Remo J. Reale               Department
        P. O. Box 11248                                               101 Barclay Street
     Church Street Station           Confirm by Telephone:        Receive and Deliver Window
    New York, NY 10286-1248             (212) 815-3703                New York, NY 10286

     DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

SOLICITATION OF TENDERS; FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person, by telegraph, telephone or telecopier.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket costs and expenses in connection therewith and will indemnify the Exchange Agent for all losses and claims incurred by it as a result of the Exchange Offer. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

     The expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees and printing costs, will be paid by the Company.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing Exchange Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed by the Company directly to such tendering holder.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Old Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company as a result of the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by the Company over the term of the Exchange Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Participation in the Exchange Offer is voluntary. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions as to what action to take.

     As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of, this Exchange Offer, the Company will have fulfilled a covenant contained in the Registration Rights Agreement. Holders of the Old Notes who do not tender their Old Notes in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights, and subject to the limitations applicable thereto, under the Indenture and the Registration Rights Agreement, except for any such rights under the Registration Rights Agreement that by their terms terminate or cease to have further effect as a result of the malting of this Exchange Offer. See "Description of the Notes." All untendered Old Notes will continue to be subject to the restrictions on transfer set forth in the Indenture. The Old Notes may not be offered, resold, pledged or otherwise transferred, prior to the date that is two years after the later of July 2, 1997 and the last date on which the Company or any "affiliate" (within the meaning of Rule 144 of the Securities
Act) of the Company was the owner of such Old Note except (i) to the Company,
(ii) pursuant to a registration statement which has been declared effective under the Securities Act, (iii) to Qualified Institutional Buyers in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A, (v) to institutional "accredited investors" (as defined in Rule 501 (a) (1), (2), (3) or (7) under the Securities Act) in transactions exempt from the registration requirements of the Securities Act, (v) in transactions complying with the provisions of Regulation S under the Securities Act or (vi) pursuant to any other available exemption from the registration requirements under the Securities Act. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the liquidity of the trading market for untendered Old Notes could be adversely affected.

     The Company may in the future seek to acquire untendered Old Notes in the open market or through privately negotiated transactions, through subsequent exchange offers or otherwise. The Company intends to make any such acquisitions of Old Notes in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder, including Rule 14e-1, to the extent applicable. The Company has no present plan to acquire any Old Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Old Notes that are not tendered in the Exchange Offer.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange Old Notes in like principal amount. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes, except that (i) the offering of the Exchange Notes has been registered under the Securities Act, (ii) the Exchange Notes will not be subject to transfer restrictions and (iii) the holders of the Exchange Notes will not be entitled to registration or other rights under the Registration Rights Agreement including the payment of Liquidated Damages upon failure by the Company to consummate the Exchange Offer or the occurrence of certain other events. The Old Notes surrendered in exchange for Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in a change in the indebtedness of the Company.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997 on an actual basis and as adjusted to give effect to the sale of the Old Notes and the application of the net proceeds therefrom. This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Combined Financial Statements included elsewhere and incorporated by reference in this Prospectus.

                                                              AS OF DECEMBER 31, 1997
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Long-term debt:
  Credit Facility...........................................  $113,000     $ 15,375(1)
  8 5/8% Senior Subordinated Notes due 2008.................        --      100,000
                                                              --------     --------
          Total long-term debt..............................   113,000      115,375
                                                              --------     --------
Stockholders' equity:
  Common Stock, $.01 par value, 23,360,903 shares issued and
     outstanding............................................       234          234
  Additional paid-in capital................................   221,907      221,907
  Retained earnings.........................................    34,046       34,046
                                                              --------     --------
          Total stockholders' equity........................   256,187      256,187
                                                              --------     --------
          Total capitalization..............................  $369,187     $371,562
                                                              ========     ========

---------------

(1) On an as adjusted basis, the Company would have had the capacity to borrow an additional $99.6 million under the Credit Facility.

                        SELECTED COMBINED FINANCIAL DATA

     The selected financial data set forth below with respect to the Company's combined statements of operations for each of the five years in the period ended December 31, 1997 and with respect to the Company's combined balance sheets as of December 31, 1993, 1994, 1995, 1996 and 1997 are derived from the financial statements of the Company that have been audited by Arthur Andersen LLP, independent public accountants. The financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Combined Financial Statements and Notes thereto included elsewhere and incorporated by reference in this Prospectus.

                                                                YEARS ENDED DECEMBER 31,
                                                --------------------------------------------------------
                                                  1993        1994        1995        1996        1997
                                                --------    --------    --------    --------    --------
                                                             (IN THOUSANDS, EXCEPT RATIOS)
COMBINED STATEMENT OF OPERATIONS DATA:
Revenues:
  Natural gas and oil revenues................  $ 37,462    $ 41,755    $ 39,431    $ 64,864    $116,349
  Other.......................................       799         467       1,778       1,040       1,297
                                                --------    --------    --------    --------    --------
         Total revenues.......................    38,261      42,222      41,209      65,904     117,646
Expenses:
  Lease operating.............................     4,173       4,858       5,005      10,800      14,146
  Severance tax...............................       304         486         463       1,401       4,233
  Depreciation, depletion and amortization....    23,225      25,365      21,969      33,732      59,081
  General and administrative, net.............     2,454       3,460       3,486       6,249       5,825
  Nonrecurring charge(1)......................        --          --      12,000          --          --
                                                --------    --------    --------    --------    --------
         Total operating expenses.............    30,156      34,169      42,923      52,182      83,285
Income (loss) from operations.................     8,105       8,053      (1,714)     13,722      34,361
Interest expense, net.........................     1,764       2,102       2,398       2,875         938
                                                --------    --------    --------    --------    --------
Income (loss) before income taxes.............     6,341       5,951      (4,112)     10,847      33,423
Income tax provision (benefit)................     1,790         597      (3,809)      2,205      10,173
                                                --------    --------    --------    --------    --------
Net income (loss).............................  $  4,551    $  5,354    $   (303)   $  8,642    $ 23,250
                                                ========    ========    ========    ========    ========
OTHER FINANCIAL DATA:
EBITDA(2).....................................  $ 31,330    $ 33,418    $ 32,255    $ 47,454    $ 93,442
Capital expenditures..........................    58,557      64,996      70,249     154,125     145,055
Ratio of earnings to fixed charges(3).........       3.3x        2.2x        N/M         2.2x        5.0x

                                                                   AS OF DECEMBER 31,
                                                --------------------------------------------------------
                                                  1993        1994        1995        1996        1997
                                                --------    --------    --------    --------    --------
                                                                     (IN THOUSANDS)
COMBINED BALANCE SHEET DATA:
Property, plant and equipment, net............  $127,911    $169,714    $216,678    $359,124    $443,738
Total assets..................................   165,031     201,678     247,496     401,285     491,391
Long-term debt................................    46,600      65,650      71,862      65,000     113,000
Stockholders' equity..........................    65,575      88,866     103,236     233,300     256,187

---------------

(1) Represents a nonrecurring non-cash charge incurred in connection with the reorganization effective in February 1996. See Note 11 to the Company's Combined Financial Statements.

(2) EBITDA is defined as income (loss) from operations (before nonrecurring charges) plus depreciation, depletion and amortization. EBITDA should not be considered as an alternative to income (loss) from operations or net income
    (loss), as determined in accordance with generally accepted accounting principles, as a measure of the Company's operating performance or to net cash provided by operating, investing and financing activities, as determined in accordance with generally accepted accounting principles, as a measure of the Company's ability to meet cash needs. The Company believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation, depletion and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or nonoperating factors (such as historical cost). Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies and of the Company's debt servicing ability. However, EBITDA may not be comparable in all instances to other similar types of measures used.

(3) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income (loss) before tax plus fixed charges, adjusted to exclude capitalized interest. Fixed charges consist of interest expense, whether expensed or capitalized, and the estimated interest component of rent expense. Due to the $12 million nonrecurring non-cash charge incurred in the year ended December 31, 1995, earnings did not cover fixed charges by $7.0 million. If the $12 million non-cash charge is excluded, the ratio of earnings to fixed charges would have been 1.9x.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in an understanding of the Company's historical financial position and results of operations for each year of the three-year period ended December 31, 1997. The Company's historical combined financial statements and notes thereto included elsewhere and incorporated by reference into this Prospectus contain detailed information that should be referred to in conjunction with the following discussion.

GENERAL

     Houston Exploration was incorporated in December 1985 to conduct certain of the natural gas and oil exploration and development activities of Brooklyn Union. The Company initially focused primarily on the exploration and development of high potential prospects in the Gulf of Mexico. Effective February 29, 1996, Brooklyn Union implemented a reorganization of its exploration and production assets by transferring to Houston Exploration certain onshore producing properties and developed and undeveloped acreage. Subsequent to the reorganization, the Company has expanded its focus to include lower risk exploitation and development drilling on the onshore properties transferred or acquired, in addition to seeking opportunistic acquisitions both onshore and offshore. On July 2, 1996, the Company acquired certain natural gas and oil properties and associated pipelines located in Zapata County, Texas (the "TransTexas Acquisition") from TransTexas. In September 1996, the Company completed its IPO of 7,130,000 shares of its Common Stock at $15.50 per share, resulting in net cash proceeds of approximately $101.0 million. Concurrently with the completion of the IPO, the Company completed the acquisition of substantially all of the natural gas and oil properties and related assets of Soxco (the "Soxco Acquisition"). As of December 31, 1997, THEC Holdings Corp., a wholly owned subsidiary of Brooklyn Union, owned approximately 65% of the outstanding shares of Common Stock. At December 31, 1997, the Company had net proved reserves of 337 Bcfe, 98% of which were natural gas and 78% of which were classified as proved developed.

     The Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for natural gas, oil and condensate, which are dependent upon numerous factors beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been highly volatile, and future decreases in natural gas and oil prices could have a material adverse effect on the Company's financial position, results of operations, quantities of natural gas and oil reserves that may be economically produced, and access to capital.

     The Company uses the full cost method of accounting for its investment in natural gas and oil properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of natural gas and oil reserves are capitalized into a "full cost pool" as incurred, and properties in the pool are depleted and charged to operations using the unit-of-production method based on the ratio of current production to total proved natural gas and oil reserves. To the extent that such capitalized costs (net of accumulated depreciation, depletion and amortization) less deferred taxes exceed the present value (using a 10% discount rate) of estimated future net cash flows from proved natural gas and oil reserves and the lower of cost or fair value of unproved properties, such excess costs are charged to operations. If a writedown is required, it would result in a charge to earnings but would not have an impact on cash flows from operating activities. Once incurred, a writedown of oil and gas properties is not reversible at a later date even if oil and gas prices increase.

     As of December 31, 1997, the Company estimates, using prices in effect as of such date, that the ceiling limitation imposed under full cost accounting rules on total capitalized natural gas and oil property costs exceeded actual capitalized costs. Natural gas prices have fluctuated substantially from prices used in reserve valuations for the year ended December 31, 1997. Depending upon natural gas prices and the results of the Company's drilling programs, the Company may be required to write down the carrying value of its natural gas and oil properties.

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." The statement specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") and is designed to improve the EPS information provided in the financial statements by simplifying the existing computation. Primary EPS has been replaced with Basic EPS which is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the year. No dilution for any potentially dilutive securities is included. Fully diluted EPS is now called Diluted EPS and assumes the conversion of all options, contingent shares and other potentially dilutive securities. The Company adopted SFAS No. 128 in its December 31, 1997 financial statements and has presented Diluted EPS for the years 1995 and 1996 which were previously not required as the dilutive effect of options and contingent shares was less than 3%. See Note 1 to the Company's Combined Financial Statements.

     In February 1997, the FASB issued SFAS No. 129, "Disclosure of Information About Capital Structure," which consolidates the existing requirements to disclose certain information about an entity's capital structure, for both public and nonpublic entities. In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components. Also issued in June of 1997 was SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which specifies and revises guidelines for determining an entity's operating and geographic segments and the type and level of financial information about those segments to be disclosed. The Company adopted the provisions of SFAS Nos. 129, 130 and 131 in its 1997 financial statements. The adoption of SFAS Nos. 129, 130 and 131 did not have a material effect on its results of operations or the calculation of net income.

     The Company incurs certain production gas volume imbalances in the ordinary course of business and utilizes the entitlements method to account for its gas imbalances. Under this method, income is recorded based on the Company's net revenue interest in production or nominated deliveries. Deliveries in excess of these amounts are recorded as liabilities, while under deliveries are reflected as assets. Production imbalances are valued using market value. Management does not believe that the Company has any material overproduced gas balances.

     The Company receives reimbursement for administrative and overhead expenses incurred on the behalf of other working interest owners of properties operated by the Company. In addition, the Company capitalizes general and administrative costs and interest expense directly related to its acquisition, exploration and development activities.

     The Company's combined historical financial statements include the historical results of operations associated with the onshore producing properties and developed and undeveloped acreage transferred to the Company by Fuel Resources Inc. ("FRI"), a subsidiary of Brooklyn Union, in the February 1996 reorganization implemented by Brooklyn Union. Accordingly, the Company's historical results of operations reflect a nonrecurring charge of $12 million incurred in the year ended December 31, 1995 with respect to remuneration to which certain employees of FRI were entitled for the increase in the value of the transferred properties prior to the reorganization. See Notes 1 and 11 to the Company's Combined Financial Statements.

RESULTS OF OPERATIONS

     The following table sets forth the Company's historical natural gas and oil production data during the periods indicated:

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1995       1996       1997
                                                        -------    -------    -------
Production:
  Natural gas (MMcf)..................................   21,077     31,215     50,310
  Oil (MBbls).........................................      100        118        171
  Total (MMcfe).......................................   21,677     31,923     51,336
Average sales prices:
  Natural Gas (per Mcf)(1)............................  $  1.79    $  2.00    $  2.25
  Oil (per Bbl).......................................    16.54      21.53      18.33
Expenses (per Mcfe):
  Lease operating.....................................  $  0.23    $  0.34    $  0.28
  Severance tax.......................................     0.02       0.04       0.08
  Depreciation, depletion and amortization............     1.01       1.06       1.15
  General and administrative, net.....................     0.16       0.20       0.11

---------------

(1) Reflects the effects of hedging. Absent the effects of hedging, average realized natural gas prices would have been $1.53, $2.35 and $2.45 per Mcf for the years ended December 31, 1995, 1996 and 1997, respectively.

RECENT FINANCIAL AND OPERATING RESULTS

  Comparison of Years Ended December 31, 1996 and 1997

     Production. Houston Exploration's production increased 61% from 31,923 MMcfe in 1996 to 51,336 MMcfe in 1997. The increase in production was attributable to added production from both the TransTexas and the Soxco Acquisitions, which were completed during the second half of 1996, combined with newly developed offshore production brought on-line during the second and third quarters of 1997 and the successful development drilling and workover programs begun in the latter half of 1996 and continuing through the fourth quarter of 1997 on the Charco Field properties acquired in the TransTexas Acquisition. Production in the Charco Field increased 179% from approximately 33,000 Mcfe per day in December 1996 to approximately 92,000 Mcfe per day in December 1997 as 22 development wells were successfully completed and brought on-line during 1997.

     Natural Gas and Oil Revenues. Natural gas and oil revenues increased 79% from $64.9 million in 1996 to $116.3 million in 1997 as a result of the 61% increase in production combined with a 13% increase in average realized natural gas prices, from $2.00 per Mcf in 1996 to $2.25 per Mcf for the year ended 1997.

     As a result of hedging activities, the Company realized an average gas price of $2.25 per Mcf for 1997, which was 92% of the $2.45 per Mcf that otherwise would have been received, resulting in a $9.9 million decrease in natural gas revenues for the year ended December 31, 1997. During 1996, the average realized gas price was $2.00 per Mcf which was 85% of the unhedged average gas price of $2.35, resulting in a decrease in natural gas revenues of $11.1 million for the year ended 1996.

     Lease Operating Expenses and Severance Tax. Lease operating expenses increased 31% from $10.8 million in 1996 to $14.1 million in 1997. On an Mcfe basis, lease operating expenses decreased from $0.34 in 1996 to $0.28 in 1997. The increase in lease operating expenses during 1997 is primarily attributable to properties acquired in the TransTexas Acquisition and the significant expansion of operations in the Charco Field combined with the effects of an industry-wide increase in operating costs. The decrease in the lease operating expenses per Mcfe resulted from the substantial increase in production during 1997. Severance tax, which is a function of volume and revenues generated from onshore production, increased 202% from $1.4 million, or $0.04 per Mcfe, in 1996 to $4.2 million, or $0.08 per Mcfe, in 1997. The increase in severance tax is due to the increase in production from the onshore Charco Field properties combined with higher gas prices in 1997 as compared to 1996.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense increased 75% from $33.7 million in 1996 to $59.1 million in 1997. Depreciation, depletion and amortization expense per Mcfe increased 9% from $1.06 in 1996 to $1.15 in 1997. The increase in depreciation, depletion and amortization expense was a result of the increased production from acquired as well as newly developed properties combined with an increased depletion rate. The increase in the depletion rate is attributable partly to the industry-wide increase in costs of drilling goods and services, platform and facilities construction combined with a relatively modest increase in reserves given the increased capital expenditures from the Company's exploration and development activities during 1997.

     General and Administrative Expenses. General and administrative expenses, net of overhead reimbursements received from other working interest owners of $1.0 million and $0.9 million, in 1996 and 1997, respectively, decreased 7% from $6.2 million in 1996 to $5.8 million in 1997. After excluding the one-time charge of $0.8 million taken in September 1996 in conjunction with the IPO for the buyout and termination of stock options granted to certain officers and directors of Brooklyn Union, general and administrative expense increased 7% from $5.4 million in 1996 to $5.8 million in 1997. The increase in general and administrative expense reflects the overall growth and expansion of the Company and its operations since the second half of 1996 and continuing through the end of 1997. The Company capitalized general and administrative expenses directly related to oil and gas exploration and development activities of $5.3 million and $7.2 million, respectively, in 1996 and 1997. The increase in capitalized general and administrative expense directly corresponds with the growth of the Company's technical workforce and the implementation of an incentive compensation plan. On an Mcfe basis, general and administrative expenses decreased 45% from $0.20 in 1996 to $0.11 in 1997. The lower rate per Mcfe during 1997 reflects the increase in the Company's production.

     Income Tax Provision. The provision for income taxes increased from an expense of $2.2 million in 1996 to an expense of $10.2 million in 1997 due to the increase in pretax income offset by the benefit received from Section 29 tax credits.

     Operating Income and Net Income. Operating income increased 151% to $34.4 million in 1997 from $13.7 million in 1996. Net income increased 171% from $8.6 million in 1996 to $23.3 million in 1997. The significant increase in operating income and net income was attributable primarily to higher production volumes and higher net realized natural gas prices combined with lower lease operating expenses.

  Comparison of Years Ended December 31, 1995 and 1996

     Production. Houston Exploration's production increased 47% from 21,677 MMcfe in 1995 to 31,923 MMcfe in 1996. The 1996 production increase is attributed to commencement of production from newly developed offshore properties during the first half of the year and the Company's two significant acquisitions during the second half of the year: (i) the TransTexas Acquisition, which was completed on July 2, 1996, and (ii) the Soxco Acquisition, which was completed on September 25, 1996 concurrently with the closing of the IPO.

     Natural Gas and Oil Revenues. Natural gas and oil revenues increased 65% from $39.4 million in 1995 to $64.9 million in 1996 as a result of the 47% increase in production and an increase in average realized natural gas prices of 12% from $1.79 per Mcf in 1995 to $2.00 Mcf in 1996.

     As a result of hedging activities, the Company realized an average gas price of $2.00 per Mcf for 1996, compared to an average price of $2.35 per Mcf that otherwise would have been received, resulting in a $11.1 million decrease in natural gas revenues for the year ended December 31, 1996. During 1995, the average realized gas price was $1.79 per Mcf compared to an unhedged average gas price of $1.53, resulting in an increase in natural gas revenues of $5.6 million for the year ended December 31, 1995.

     Lease Operating Expenses and Severance Tax. Lease operating expenses increased 116% from $5.0 million in 1995 to $10.8 million in 1996. On an Mcfe basis, lease operating expenses increased from $0.23 in 1995 to $0.34 in 1996. Of the $5.8 million increase in lease operating expenses during 1996, $2.2 million relates directly to properties acquired in the TransTexas Acquisition at the beginning of the third quarter and includes certain one-time expenses incurred in taking over operations of these properties, and the remaining $3.6 million reflects higher initial operating costs associated with bringing new facilities and wells on-line. Severance tax, which is a function of volume and revenues generated from onshore production, increased 180% from $0.5 million, or $0.02 per Mcfe, in 1995 to $1.4 million, or $0.04 per Mcfe, in 1996. The increase in severance tax resulted from the addition of production from the onshore Charco Field properties combined with an increase in net realized natural gas prices during the fourth quarter of 1996.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense increased 53% from $22.0 million in 1995 to $33.7 million in 1996. The increase was attributable to the increase in production during 1996. Depreciation, depletion and amortization expense per Mcfe increased from $1.01 in 1995 to $1.06 in 1996, primarily as a result of exploratory drilling which did not add significant new reserves during the period.

     General and Administrative Expenses. General and administrative expenses, net of overhead reimbursements received from other working interest owners of $1.2 million and $1.0 million for 1995 and 1996, respectively, increased 77% from $3.5 million in 1995 to $6.2 million in 1996. The Company capitalized general and administrative expenses directly related to oil and gas exploration and development activities of $4.1 million and $5.3 million, respectively, in 1995 and 1996. The increase in net general and administrative expenses during 1996 is a result of certain one-time expenses incurred in conjunction with the combination of offshore and onshore operations and an $0.8 million charge taken in conjunction with the IPO for the buyout and termination of options to purchase Common Stock granted to certain officers and directors of Brooklyn Union under the Company's 1994 Incentive Plan. On an Mcfe basis, general and administrative expenses increased from $0.16 in 1995 to $0.20 in 1996, or $0.17 per Mcfe excluding the $0.8 million buyout of the options issued under the 1994 Incentive Plan.

     Nonrecurring Charge. During 1995, the Company incurred a $12.0 million nonrecurring charge to reflect the amount of remuneration paid to former employees of FRI. During 1996 the Company did not incur additional charges related to the remuneration paid to former FRI employees. See "-- General" and
Note 11 to the Company's Combined Financial Statements.

     Income Tax Provision. Income tax expense increased from a benefit of $3.8 million in 1995 to an expense of $2.2 million in 1996. Included in the provision for 1995 was a credit of $4.2 million related to the $12.0 million nonrecurring charge. For 1996, the primary difference between the Company's statutory tax rate of 35% and its effective rate of 20% was due to the utilization of Section 29 credits received for specific onshore properties.

     Net Income. The Company's net income increased from a loss of $0.3 million in 1995 to net income of $8.6 million in 1996. Excluding the effects of the $12.0 million charge ($7.8 million net of tax), the Company's net income increased 15% from $7.5 million in 1995 to $8.6 million in 1996. The increase in net income resulted from increased production from newly developed properties and production from properties acquired in the TransTexas and Soxco Acquisitions, combined with an increase in realized natural gas prices. Both lease operating and general and administrative expenses increased from the prior year due to certain one-time charges and interest expense reflects third quarter borrowings, which were repaid with proceeds from the IPO.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically funded its operations, acquisitions, capital expenditures and working capital requirements from cash flows from operations, bank borrowings and, prior to the IPO, capital contributions from Brooklyn Union. See also "Risk Factors -- Effects of Leverage."

     As of December 31, 1997, the Company had a working capital deficit of $5.4 million (which includes the accrued liability of $8.8 million for the Soxco minimum deferred purchase price which is payable in shares of Common Stock during the first quarter of 1998) and $15.4 million of available borrowing base under its Credit Facility. Net cash provided by operating activities for the year ended December 31, 1997 was $97.3 million compared to $54.1 million for the year ended December 31, 1996. The Company's cash position was increased during the year ended December 31, 1997 by borrowings of $79.0 million under the Company's Credit Facility. Funds used in investing and financing activities consisted of $145.1 million for investments in property and equipment and principal payments of $31.0 million on long-term borrowing under the Credit Facility. As a result of these activities, cash and cash equivalents increased $1.9 million from $2.8 million at December 31, 1996 to $4.7 million at December 31, 1997.

     Over the past three years, the Company has spent $390 million (including $96.9 million expended on the TransTexas and the Soxco acquisitions) to add 294 Bcfe of net proved reserves, representing a finding and development cost of $1.33 per Mcfe. The Company's primary sources of funds for each of the past three years are reflected in the following table:

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                        1995        1996       1997
                                                       -------    --------    -------
                                                               (IN THOUSANDS)
Net cash provided by operating activities............  $55,778    $ 54,065    $97,292
Net borrowings (repayments) under Credit Facility....    6,212      (6,862)    48,000
Proceeds from sale of common stock...................       --     101,014        297
Capital contributions from Brooklyn Union............    6,873       6,342         --

     The Company's natural gas and oil capital expenditures for each of the past three years are reflected in the following table:

                                                         YEARS ENDED DECEMBER 31,
                                                      -------------------------------
                                                       1995        1996        1997
                                                      -------    --------    --------
                                                              (IN THOUSANDS)
OFFSHORE:
  Acquisitions of properties........................  $18,236    $ 58,578    $ 30,700
  Development.......................................   32,228      25,399      19,826
  Exploration.......................................    6,355      27,398      42,219
                                                      -------    --------    --------
                                                       56,819     111,375      92,745
ONSHORE:
  Acquisitions of properties........................  $ 2,803    $ 59,513    $  9,920
  Development.......................................    8,935       5,844      39,418
  Exploration.......................................      869          --       1,900
                                                      -------    --------    --------
                                                       12,607      65,357      51,238
                                                      -------    --------    --------
          Total.....................................  $69,426    $176,732    $143,983
                                                      =======    ========    ========

     The Company's capital expenditure budget for 1998 of $100 million includes $55 million and $45 million, respectively, for exploration and development. These amounts include development costs associated with recently acquired properties and amounts that are contingent upon drilling success. The Company will continue to evaluate its capital spending plans through the year. No significant abandonment or dismantlement costs are anticipated through 1998. Actual levels of capital expenditures may vary significantly due to a variety of factors, including drilling results, natural gas prices, industry conditions and outlook and future acquisitions of properties. The Company believes cash flows from operations and borrowings under its Credit Facility will be sufficient to fund these expenditures. The Company will continue to selectively seek acquisition opportunities for proved reserves with substantial exploration and development potential both offshore and onshore. The size and timing of capital requirements for acquisitions is inherently unpredictable. The Company expects to fund exploration and development through a combination of cash flow from operations, borrowings under its Credit Facility, or the issuance of equity or debt securities.

     If the Pending Acquisition is completed, the Company intends to pay the estimated $54.9 million purchase price of the Pending Acquisition using funds borrowed under the Credit Facility. The Company does not presently intend to increase its capital expenditure budget if the Pending Acquisition is completed.

     The Company has entered into the Credit Facility with a syndicate of lenders led by Chase Bank of Texas, National Association ("Chase") which provides a maximum loan amount of $150 million, subject to borrowing base limitations, on a revolving basis. The Credit Facility had a borrowing base of $130 million prior to the sale of the Old Notes, which was reduced to $115 million upon completion of the sale of the Old Notes. At December 31, 1997, $113 million was borrowed and $1.6 million was committed under outstanding letter of credit obligations. The Credit Facility matures on July 1, 2000. Advances under the Credit Facility bear interest, at the Company's election at (i) a fluctuating rate ("Base Rate") equal to the higher of the Federal Funds Rate plus 0.5% or Chase's prime rate or (ii) a fixed rate ("Fixed Rate") equal to a quoted LIBOR rate plus a margin between 0.375% and 1.125% depending on the amount outstanding under the Credit Facility. Interest is due at calendar quarters for Base Rate loans and at the earlier of maturity or three months from the date of the loan for Fixed Rate loans. The Credit Facility contains covenants of the Company, including certain restrictions on liens and financial covenants which require the Company to, among other things, maintain (i) an interest coverage ratio of 2.5 to 1.0 of earnings before interest, taxes and depreciation to cash interest ("EBITDA") and (ii) a total debt to capitalization ratio of less than 60%. The Credit Facility also restricts the Company's ability to purchase or redeem its capital stock or to pledge its oil and gas properties or other assets. As of December 31, 1997 the Company was in compliance with all Credit Facility covenants. The borrowing base under the Credit Facility is determined by Chase in its discretion in accordance with Chase's then current standards and practices for similar oil and gas loans taking into account such factors as Chase deems appropriate.

     For a description of certain bonding requirements related to offshore production proposed by the Minerals Management Service, see
"Business -- Environmental Matters."

     The Company utilizes derivative commodity instruments to hedge future sales prices on a portion of its natural gas production to achieve a more predictable cash flow, as well as to reduce its exposure to adverse price fluctuations of natural gas. While the use of these hedging arrangements limits the downside risk of adverse price movements, they may limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. Hedging instruments used are swaps, collars and options, and are generally placed with major financial institutions that the Company believes are minimal credit risks. The Company accounts for these transactions as hedging activities and, accordingly, gains or losses are included in natural gas and oil revenues in the period the hedged production occurs. Unrealized gains and losses on these contracts, if any, are deferred and offset in the balance sheet against the related settlement amounts.

     As of December 31, 1997, the Company had entered into commodity price hedging contracts with respect to its gas production as listed below. Natural gas production during the month of December 1997 was 5,419 MMcf (5,570 MMMBtu).

                          FIXED PRICE SWAPS              COLLARS                       OPTIONS
                         --------------------   --------------------------   ----------------------------
                                                                NYMEX
                                                              CONTRACT
                                      NYMEX                     PRICE                   NYMEX
                          VOLUME     CONTRACT    VOLUME    ---------------    VOLUME    STRIKE
        PERIOD           (MMMBTU)     PRICE     (MMMBTU)   FLOOR   CEILING   (MMMBTU)   PRICE    PUT/CALL
        ------           ---------   --------   --------   -----   -------   --------   ------   --------
January 1998...........     355        $2.07     1,860     $2.73    $3.88      155      $2.01       Put
February 1998..........     340        $2.07     1,120     $2.65    $3.16      140      $2.01       Put
February 1998..........                                                        560      $3.50      Call
March 1998.............     355        $2.07       930     $2.25    $2.75      155      $2.01       Put

     Subsequent to December 31, 1997, the Company entered into additional commodity price hedging contracts as listed below (as of April 14, 1998):

                          FIXED PRICE SWAPS              COLLARS                       OPTIONS
                         --------------------   --------------------------   ----------------------------
                                                                NYMEX
                                                              CONTRACT
                                      NYMEX                     PRICE                   NYMEX
                          VOLUME     CONTRACT    VOLUME    ---------------    VOLUME    STRIKE
        PERIOD           (MMMBTU)     PRICE     (MMMBTU)   FLOOR   CEILING   (MMMBTU)   PRICE    PUT/CALL
        ------           ---------   --------   --------   -----   -------   --------   ------   --------
March 1998.............      --           --       930     $2.20    $2.58       --         --        --
April 1998.............      --           --       900     $2.28    $2.58       --         --        --
May 1998...............      --           --     2,480     $2.28    $2.77       --         --        --
June 1998..............      --           --     2,400     $2.27    $2.77       --         --        --
July 1998..............      --           --     1,860     $2.27    $2.79       --         --        --
August 1998............      --           --     1,860     $2.27    $2.79       --         --        --
September 1998.........      --           --     1,800     $2.27    $2.79       --         --        --

     As of April 14, 1998, the Company had no commodity hedging contracts extending beyond September 1998. The Company has entered into basis swaps with respect to more than 50% of its indicated NYMEX hedged volume.

     These hedging transactions are settled based upon the average of the reported settlement prices on the New York Mercantile Exchange (the "NYMEX") for the last three trading days of a particular contract month (the "settlement price"). With respect to any particular swap transaction, the counterparty is required to make a payment to the Company in the event that the settlement price for any settlement period is less than the swap price for such transaction, and the Company is required to make payment to the counterparty in the event that the settlement price for any settlement period is greater than the swap price for such transaction. For any particular collar transaction, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the floor price for such transaction, and the Company is required to make payment to the counterparty if the settlement price for any settlement period is above the ceiling price for such transaction. For any particular floor transaction, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the floor price for such transaction. The Company is not required to make any payment in connection with a floor transaction. For option contracts, the Company has the option, but not the obligation, to buy contracts at the strike price up to the day before the last trading day for that NYMEX contract.

     The Company periodically enters into basis swaps (either as part of a particular hedging transaction or separately) tied to a particular NYMEX-based transaction to eliminate basis risk. Because substantially all of the Company's natural gas production is sold under spot contracts, that have historically correlated with the swap price, the Company believes that it has no material basis risk with respect to gas swaps that are not coupled with basis swaps.

                                    BUSINESS

OVERVIEW

     Houston Exploration is an independent natural gas and oil company engaged in the exploration, development, exploitation and acquisition of domestic natural gas and oil properties. The Company's offshore properties are located primarily in the shallow waters (up to 600 feet) of the Gulf of Mexico, and its onshore properties are located in South Texas, the Arkoma Basin, East Texas and West Virginia. The Company has utilized its geological and geophysical expertise to grow its reserve base through a combination of high potential exploratory drilling in the Gulf of Mexico and lower risk, high impact exploitation and development drilling onshore. The Company believes that the lower risk projects and more stable production associated with its onshore properties complement its high potential exploratory prospects in the Gulf of Mexico by balancing risk and reducing volatility.

     The Company has achieved significant growth in net proved reserves, production, revenues and EBITDA over the past five years. The Company has increased net proved reserves at a compound annual rate of 30% from 92 Bcfe at December 31, 1992 to 337 Bcfe at December 31, 1997. During this period, annual production increased at a compound annual rate of 30% from 14 Bcfe in 1992 to 51 Bcfe in 1997. Average daily production during the month of December 1997 was 179 MMcfe per day. The Company's oil and gas revenues and EBITDA have increased from $22 million in 1992 to $116 million in 1997, and its EBITDA increased from $17 million to $93 million in the same period. At December 31, 1997, Houston Exploration reported net proved reserves of 337 Bcfe with a discounted present value of cash flows before income taxes ("PV-10%") of $377 million.

     The Company believes that its primary strengths are its high quality reserves, its substantial inventory of high potential exploration, exploitation and development opportunities, its expertise in generating new prospects, its geographic focus and its low-cost operating structure. Approximately 98% of the Company's net proved reserves at December 31, 1997 were natural gas and approximately 78% were classified as proved developed. The Company operates over 90% of its production.

     The geographic focus of the Company's operations in the Gulf of Mexico and core onshore areas enables it to manage a large asset base with a relatively small number of employees and to add and operate production at relatively low incremental costs. The Company achieved lease operating expenses (excluding severance taxes) of $0.28 per Mcfe of production and net general and administrative expenses of $0.11 per Mcfe of production for the year ended December 31, 1997. The Company believes that these expense levels are among the lowest within its peer group.

BUSINESS STRATEGY

     The Company's strategy is to continue to increase its reserves, production and cash flow by pursuing internally generated exploration prospects, primarily in the Gulf of Mexico, by conducting development and exploitation drilling on its onshore and offshore properties and by making selective opportunistic acquisitions. Over the past five years, the Company has added 400 Bcfe of net proved reserves through exploration, acquisitions and exploitation and development. During this period, the Company has produced a total of 151 Bcfe, and total net proved reserves added due to extensions, discoveries and revisions were approximately 168% of cumulative production. Total net proved reserves added during this period including acquisitions were approximately 265% of cumulative production. During 1997, the Company increased production by more than 60%, from 32 Bcfe in 1996 to 51 Bcfe in 1997. The Company focuses on the following elements in implementing this strategy:

  High Potential Exploratory and Development Drilling in the Gulf of Mexico

     The Company plans to drill approximately 15 exploratory wells in the Gulf of Mexico in 1998, the successful completion of any one of which could substantially increase the Company's reserves. Over the past five years, the Company has drilled 20 successful exploratory wells and 19 successful development wells in the Gulf of Mexico, representing a historical success rate of 74%. The Company believes it has assembled a four year inventory of exploration and development drilling opportunities in the Gulf of Mexico, principally in shallow waters. The Company holds interests in 79 lease blocks, representing 394,093 gross (292,837 net) acres, in federal and state waters in the Gulf of Mexico, of which 28 have current operations. The Company has a 100% working interest in 38 of these lease blocks and a 50% or greater working interest in 22 other lease blocks. The Company anticipates that approximately $68 million of its $100 million 1998 capital expenditure budget (excluding acquisitions) will be spent on offshore projects. In addition, the Company intends to continue its participation in federal lease sales and to actively pursue attractive farm-in opportunities as they become available. The Company's management believes that the Gulf of Mexico area remains attractive for future exploration and development activities due to the availability of geologic data, remaining reserve potential and the infrastructure of gathering systems, pipelines, platforms and providers of drilling services and equipment. Based on 1997 annual production, the Company's offshore reserves have a reserve to production ratio of 5.4 years. During December 1997, average net production from the Company's Gulf of Mexico properties was approximately 62 MMcfe per day.

  Lower Risk, High Impact Exploitation and Development Drilling Onshore

     The Company owns significant onshore natural gas and oil properties in South Texas, the Arkoma Basin of Oklahoma and Arkansas, East Texas and West Virginia, accounting for approximately 65% of its net proved reserves at December 31, 1997. Complementing the Company's offshore properties, the Company's onshore properties are characterized by relatively longer reserve lives and more predictable production. Over the past five years, the Company has drilled or participated in the drilling of 63 successful development wells and six successful exploratory wells onshore representing a historical drilling success rate of 76%. One example of the successful implementation of the Company's onshore strategy is in the Charco Field in South Texas, where the Company has increased net production from an average of 38 MMcfe per day in July 1996, immediately following its acquisition of such properties, to an average 92 MMcfe per day in December 1997. During 1997, the Company produced 20 Bcfe, net to the Company's interest, from the Charco Field and added 40 Bcfe in net proved reserves. The Company has identified an extensive inventory of more than 100 potential onshore drilling locations, of which approximately 70 are located in the Charco Field. The Company anticipates that approximately $32 million of its $100 million 1998 capital expenditure budget (excluding acquisitions) will be spent on onshore projects, including the drilling of approximately 25 wells. Based on 1997 annual production, the Company's onshore reserves have a reserve to production ratio of 7.4 years. During December 1997, average net production from the Company's onshore properties was approximately 117 MMcfe per day.

  Opportunistic Acquisitions

     The Company's primary strategy to grow its reserves through the drillbit is supplemented by the Company's continuing pursuit of opportunistic acquisitions of properties with unexploited reserve potential. The Company targets properties
(i) that it can operate, (ii) that are either in the Gulf of Mexico or onshore in existing core operating areas or in new geographic areas in which the Company believes it can establish a substantial concentration of properties and operations, and (iii) that provide a base for further exploration and development. The Company has a successful track record of building its reserves through opportunistic acquisitions onshore and in the Gulf of Mexico and successfully exploiting those reserves. In particular, the Company has drilled 25 successful wells (74% success rate) in the Charco Field since acquiring its properties in the field in July 1996. See "Prospectus Summary -- Pending Acquisition."

  High Percentage of Operated Properties

     The Company seeks to operate properties in which it has a significant ownership interest. By operating these properties, the Company can manage production performance while controlling operating expenses and the timing and amount of capital expenditures. Properties operated by the Company account for approximately 90% of its Gulf of Mexico production and approximately 95% of its onshore production. The Company currently has two offshore jackup rigs and two land rigs under long-term contracts, which allow the Company to manage the timing of the drilling of its wells. The Company also pursues cost savings through the use of outside contractors for much of its offshore field operations activities. As a result of these and other factors, the

Company achieved lease operating expense (excluding severance taxes) of $0.28 per Mcfe of production and net general and administrative expense of $0.11 per Mcfe of production for the year ended December 31, 1997.

  Use of Advanced Technology for In-House Prospect Generation

     The Company generates virtually all of its exploration prospects utilizing in-house geological and geophysical expertise. The Company uses advanced technology, including 3-D seismic and in-house computer-aided exploration technology, to reduce risks, lower costs and prioritize drilling prospects. The Company has acquired approximately 2,400 square miles of 3-D seismic data, including 3-D seismic surveys on 65 of its offshore lease blocks and on possible lease and acquisition prospects, and 73,500 linear miles of offshore 2-D seismic data. Since the acquisition of its Charco Field properties in 1996, the Company has purchased and commenced interpretation of 3-D seismic data covering 148 square miles of the field. In 1998, the Company anticipates the acquisition of 30 square miles of 3-D seismic data on its recently acquired East Texas acreage. The Company has 13 geologists/geophysicists with average industry experience of approximately 28 years and 10 geophysical workstations for use in interpreting 3-D seismic data. The availability of 3-D seismic data for Gulf of Mexico properties at reasonable costs has enabled the Company to identify exploration and development prospects in the Company's existing inventory of properties and to define possible lease and acquisition prospects.

  Geographically Focused Operations

     Focusing drilling activities on properties in relatively concentrated offshore and onshore areas permits the Company to utilize its base of geological, engineering, exploration and production experience in the regions. The Company currently operates in five areas of geographic concentration -- the Gulf of Mexico, South Texas, the Arkoma Basin, East Texas, and West
Virginia -- and continues to evaluate and may add additional core areas in the future. The Company is currently evaluating an acquisition that would add a new core area of operations onshore in South Louisiana. See "Prospectus
Summary -- Pending Acquisition." The geographic focus of the Company's operations allows it to manage a large asset base with a relatively small number of employees and enables the Company to add production at relatively low incremental costs. For example, in the Charco Field, the Company has reduced lease operating expense (excluding severance taxes) by 50%, from $0.38 per Mcfe for the six month period beginning on July 1, 1996, when the Company acquired its Charco Field properties, and ending December 31, 1996 to $0.19 per Mcfe for the six month period ended December 31, 1997.

     The following table sets forth information regarding the Company's reserves associated with its properties in the Gulf of Mexico, the Charco Field in South Texas and the Company's other onshore properties:

                                                                NET PROVED RESERVES
                                                               AT DECEMBER 31, 1997
                                             PERCENT OF    -----------------------------
                                               TOTAL         GAS        OIL       TOTAL
                                              RESERVES     (MMCF)     (MBBLS)    (MMCFE)
                                             ----------    -------    -------    -------
Gulf of Mexico.............................     35%        112,739       869     117,953
Charco Field...............................     38%        126,575        50     126,875
Other Onshore..............................     27%         91,287       158      92,235
                                                           -------     -----     -------
                                                           330,601     1,077     337,063
                                                           =======     =====     =======

GULF OF MEXICO PROPERTIES

     The Company holds interests in 79 offshore blocks, of which 28 have current operations, and operates 18 of these blocks, accounting for approximately 90% of the Company's offshore production. The following table lists the Company's average working interest, net proved reserves and the operator for the Company's eight largest offshore properties as of December 31, 1997, representing 77% of the Company's Gulf of Mexico proved reserves and 65% of its offshore production:

                                             NET PROVED RESERVES AT DECEMBER 31, 1997
                                       ----------------------------------------------------
                                                                     AVERAGE
                                         GAS       OIL      TOTAL    WORKING
                FIELD                  (MMCF)    (MBBLS)   (MMCFE)   INTEREST    OPERATOR
                -----                  -------   -------   -------   --------   -----------
East Cameron Blocks 82/83............   18,526     140     19,366      97.8%    Company
Mustang Island Blocks 858/868........   18,343     329     20,317      79.0%    Company
West Cameron Blocks 76/77/60/61
  Unit...............................   10,826      73     11,264      10.9%    Third Party
Matagorda Island Block 651...........   10,586       6     10,622      79.6%    Company
High Island Block 38.................    7,655      79      8,129      40.0%    Third Party
Mustang Island Block 807.............    7,892      23      8,030     100.0%    Company
Mustang Island Block 759.............    6,591      15      6,681      25.0%    Third Party
Mustang Island Block 785.............    5,914      --      5,914      72.5%    Company
All Other Gulf of Mexico (10
  fields)............................   26,406     204     27,630
                                       -------     ---     -------
          Total Gulf of Mexico.......  112,739     869     117,953
                                       =======     ===     =======

     During 1997, the Company drilled six successful exploratory wells and one successful development well on its Gulf of Mexico properties. During this same period, the Company drilled three exploratory wells and one development well that were not successful. Capital spending associated with the Company's Gulf of Mexico properties during 1997 was $92.7 million, including $42.2 million for exploratory drilling, $19.8 million for development drilling and $30.7 million for leasehold and lease acquisitions. During 1997, the Company acquired one producing property, Mustang Island 868, for $2.6 million.

     During 1998, the Company intends to focus on exploratory drilling in the Gulf of Mexico and plans to drill approximately 15 exploratory wells, along with limited development drilling. The Company's planned exploratory projects are located in East Cameron Blocks 82/83, West Cameron Block 174, Mustang Island Blocks A-113/114 and 138/139, High Island Block 115, South Timbalier Block 318 and Brazos Block A-40. As of April 14, 1998, the Company was drilling or participating in the drilling of exploratory wells on East Cameron Block 83 and Galveston Island Block 144. The Company drilled one unsuccessful exploratory well in the first quarter of 1998. The following is a summary description of the Company's exploration and development activity during 1997. The Company is the operator of each of these properties except for High Island Block 38 and Eugene Island Block 64.

     Mustang Island Blocks 858/868. The Company holds an 82.5% working interest in Mustang Island Block 858 and a 65% working interest in Mustang Island Block
868. The property has three producing wells, the first of which commenced production in July 1996. During November 1997, the Company completed the workover of one well and commenced drilling on a development well and an exploratory well on the property. At December 31, 1997, the Company was continuing to drill both wells toward targeted objectives at depths between 14,000 and 15,000 feet; the exploratory well was logged and determined to be unproductive in January 1998, and the development well encountered mechanical difficulties and was plugged and abandoned in late February 1998. During December 1997, the block produced at an average rate of 6,100 Mcfe/d, net to the Company, which reflects production downtime due to drilling rigs on location. In December 1997, the Company completed the purchase of a 65% working interest in Mustang Island Block 868, a neighboring block which includes the platform and facilities used for production from Mustang Island Block 858. The Company believes the acquisition will enable it to control and improve the efficiency of operations for the two properties. The Company owns substantial leasehold interests in adjacent blocks and is planning additional exploratory and development drilling during 1998.

     East Cameron Blocks 82/83. The Company holds an average working interest of 97.8% in East Cameron Blocks 82 and 83. The property currently has one producing platform on Block 82 and two satellite platforms. In February 1997, the Company began drilling an exploratory well on Block 83, which was successfully completed in June 1997 after experiencing a period of uncontrolled gas flow. During December 1997, the production from the combined platforms averaged 12,200 Mcfe/d, net to the Company.

     Mustang Island Block 807. The Company holds a 100% working interest in Mustang Island Block 807. The Block has one well, the initial discovery well, which during December 1997 produced at an average of 4,500 Mcfe/d, net to the Company. Platform construction was completed during the first months of 1997 and initial production began in June 1997.

     Galveston Island Blocks 252/272. The Company holds an average working interest of 43.9% in Galveston Island Block 252/272. The property has two platforms and one satellite platform at Galveston Island Block 272. In late February 1997, the Company began drilling an exploratory well which was successfully completed and brought on-line in May 1997. During December 1997, the platforms were producing at a combined rate averaging 4,100 Mcfe/d, net to the Company.

     East Cameron Block 185. The Company acquired a 100% working interest in East Cameron Block 185 in March 1996. The Company successfully drilled and completed an exploratory well during the third quarter of 1997, and completed the workover of another well on the property. During December 1997, production averaged 5,300 Mcfe/d, net to the Company.

     Mustang Island Block 738. The Company holds a 49.9% working interest in Mustang Island Block 738. The property has two producing wells which came on-line in March 1996. During the fourth quarter of 1997, the Company drilled an additional development well which was unsuccessful. During December 1997, production averaged 1,100 Mcfe/d, net to the Company.

     High Island Block 38. The Company holds a 40% working interest in High Island Block 38. The Company participated in the successful drilling of an exploratory well that was completed in the third quarter of 1997. Production facilities were completed in January 1998 and initial production began in late January at an initial flow rate between 4,400 and 7,300 Mcfe/d, net to the Company.

     Eugene Island Block 64. The Company acquired a 25% working interest in Eugene Island Block 64 and participated in the drilling of an exploratory well which was successfully completed in November 1997. Production facilities were completed and initial production commenced in the first quarter of 1998.

ONSHORE PROPERTIES

     The Company also owns significant onshore natural gas and oil properties in South Texas, the Arkoma Basin of Oklahoma and Arkansas, East Texas and West Virginia. These properties represent interests in 1,104 gross (732 net) wells, approximately 95% of which the Company is the operator of record, and 166,463 gross (126,611 net) acres.

     The following table lists the Company's average working interest and net proved reserves for the Company's core onshore areas of operation as of December 31, 1997, representing 99% of the Company's onshore reserves:

                                                             NET PROVED RESERVES AT
                                                                DECEMBER 31, 1997
                                              AVERAGE     -----------------------------
                                              WORKING       GAS        OIL       TOTAL
                   FIELD                      INTEREST    (MMCF)     (MBBLS)    (MMCFE)
                   -----                      --------    -------    -------    -------
Charco Field (South Texas)..................    95%       126,575      50       126,875
Chismville/Massard Field (Arkansas).........    73%        48,079      --        48,079
Wilburton, Panola and Surrounding Fields
  (Oklahoma)................................    23%         7,666      --         7,666
Willow Springs and Surrounding Fields (East
  Texas)....................................    53%         9,731      91        10,277
Appalachian Area (West Virginia)............    60%        25,811      67        26,213

     During 1997, the Company participated in the drilling of 33 successful development wells and two successful exploratory wells on its onshore properties. During this same period, the Company participated in the drilling of eight development wells and two exploratory wells that were not successful. Capital spending associated with the Company's onshore drilling program during 1997 was approximately $51.2 million, including $39.4 million for development, $1.9 million for exploration and $9.9 million for leasehold and lease acquisitions. During 1997 the Company did not make any acquisitions of onshore producing properties.

     For 1998 the Company has budgeted funds to drill approximately 15 wells in the Charco Area of South Texas, five wells in the Arkoma Basin, two wells in East Texas and two wells in West Virginia. The Company has identified enough additional development and exploratory projects on its existing acreage to maintain an active drilling program for the next four to six years.

     The following is a description of several of the Company's most significant onshore properties:

     Charco Field. The Charco Field is located in Zapata County, Texas. The Company acquired its properties in the Charco Field in July 1996 in the TransTexas Acquisition. The Company owns a 95% working interest in the approximately 165 active wells on such properties, all of which are operated by the Company. During December 1997, the Company's Charco Field properties had average production of 92,000 Mcfe/d, net to the Company. The Company has purchased and commenced interpretation of 3-D seismic data covering 148 square miles of its Charco Field properties. The Company commenced an active drilling and workover program beginning in the fourth quarter of 1996 to fully exploit this property and currently has two drilling rigs under long-term contract. During 1997, the Company successfully drilled and completed 22 development wells and drilled five unsuccessful development wells. Subsequent to year end, the Company has drilled five successful and one unsuccessful development well and is currently drilling two new development wells.

     Chismville/Massard Field. The Chismville/Massard Field is located in Logan and Sebastian Counties, Arkansas. The Company owns working interests in approximately 149 active wells, of which it operates 80 wells. Working interests range from 11% to 100% and average approximately 73%. During 1997, the Company successfully completed eight gross (5.8 net) development wells and three gross (2.9 net) unsuccessful development wells. During December 1997, production averaged 11,700 Mcfe/d, net to the Company.

     Willow Springs and Surrounding Fields. The Willow Springs Field is located in Gregg County, Texas, with surrounding fields located in Panola and Harrison Counties, Texas. The Company owns working interests in 63 active wells, of which it operates 20 wells. Working interests range from 3% to 100% and average approximately 53%. During 1997, the Company participated in the drilling of one gross (0.4 net) successful development well in this area. During December 1997, production averaged 3,100 Mcfe/d, net to the Company.

     Wilburton, Panola and Surrounding Fields. The Wilburton and Panola Fields are located in Latimer County, Oklahoma. The Company owns working interest in 51 active wells, of which it operates 18 wells. Working interests range from 1% to 63% and average approximately 23%. During 1997, the Company participated in the successful drilling of two exploratory wells in which it had a small combined working interest of 8%. In 1998, the Company participated in one successful development well, currently being completed, in which it has a working interest of 11%. During December 1997, production averaged 5,000 Mcfe/d, net to the Company.

     Appalachian Area. The Belington, Clarksburg and Seneca Upshur Fields are located in Barbour, Randolph, Upshur and Mingo Counties, West Virginia. The Company owns working interests in 670 wells, substantially all of which are operated by the Company. Working interests range from 6% to 100% and average approximately 60%. During 1997, the Company drilled and successfully completed two development wells in this area. During December 1997, production averaged 5,200 Mcfe/d, net to the Company.

ADDITIONAL FUTURE PROJECTS

     In addition to the properties described above, the Company has accumulated a large inventory of offshore leases comprised of 251,307 undeveloped gross (215,514 net) acres. These leases are under review by the Company's geologists and geophysicists based upon 3-D seismic data acquired in recent years. The Company has established a team of geologists and geophysicists to continually evaluate unleased acreage offshore which will be available at upcoming lease sales. The Company is also actively pursuing farm-ins from other companies, interests in other companies' joint ventures and potential acquisitions. Finally, the Company is also evaluating its producing properties for workovers and recompletions which it will undertake in the next several years.

NATURAL GAS AND OIL RESERVES

     The following table summarizes the estimates of the Company's historical net proved reserves as of December 31, 1995, 1996 and 1997, and the present values attributable to these reserves at such dates. The reserve data and present values as of December 31, 1997 were prepared by Netherland, Sewell & Associates, Inc. ("NSA") and Miller and Lents, Ltd. ("Miller and Lents"), independent petroleum engineering consultants. The reserve data and present values as of December 31, 1996 and 1995 were prepared by NSA, Miller and Lents, Ryder Scott Company ("Ryder Scott") and Huddleston & Co., Inc. ("Huddleston").

                                                                AS OF DECEMBER 31,
                                                          ------------------------------
                                                            1995       1996       1997
                                                          --------   --------   --------
                                                                  (IN THOUSANDS)
Net Proved Reserves(1):
  Natural gas (MMcf)....................................   195,946    320,474    330,601
  Oil (MBbls)...........................................       889      1,131      1,077
  Total (MMcfe).........................................   201,280    327,260    337,063
Present value of future net revenues before income
  taxes(2)..............................................  $206,574   $577,000   $377,065
Standardized measure of discounted future net cash
  flows(3)..............................................  $171,459   $452,582   $315,380

---------------

(1) NSA and Miller and Lents prepared reserve data and present values with respect to properties comprising approximately 73% and 27%, respectively, of the present values attributable to the Company's proved reserves as of December 31, 1997. NSA, Miller and Lents, Ryder Scott and Huddleston prepared reserve data and present values with respect to properties comprising approximately 47%, 30%, 23%, and 0%, respectively, of the present values attributable to the Company's proved reserves as of December 31, 1996, and 14%, 52%, 32%, and 2%, respectively, of the present values attributable to the Company's proved reserves as of December 31, 1995.

(2) The present value of future net revenues attributable to the Company's reserves was prepared using prices in effect at the end of the respective periods presented, discounted at 10% per annum on a pretax basis. Average prices per Mcf of natural gas, used in making such present value determinations as of December 31, 1995, 1996 and 1997 were $2.06, $3.41 and $2.31, respectively. Average prices per Bbl of oil used in making such present value determinations as of December 31, 1995, 1996 and 1997 were $17.29, $22.94 and $17.23, respectively. Such amounts reflect the effects of the Company's hedging contracts.

(3) The standardized measure of discounted future net cash flows represents the present value of future net revenues after income tax discounted at 10% per annum. Such amounts reflect the effects of the Company's hedging contracts.

     In accordance with applicable requirements of the Commission, estimates of the Company's proved reserves and future net revenues are made using sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). Estimated quantities of proved reserves and future net revenues therefrom are affected by gas prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating natural gas and oil reserves and their estimated values, including many factors beyond the control of the producer. The reserve data set forth in this Prospectus represent only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers, including those used by the Company, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploration activities, prevailing natural gas and oil prices, operating costs and other factors, which revision may be material. Accordingly, reserve estimates are often different from the quantities of natural gas and oil that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based. The Company's estimated proved reserves have not been filed with or included in reports to any federal agency.

     The present value of future net revenues before income taxes and the standardized measure of discounted future net cash flows set forth in this Prospectus do not reflect any adjustment for after program-payout working interests held by the Company's President and Chief Executive Officer in certain properties of the Company. The amounts expected to be payable in respect of such after program-payout working interests would not have a material effect on the information presented. See "Certain Transactions."

DRILLING ACTIVITY

     The following table sets forth the drilling activity of the Company on its properties for the years ended December 31, 1995, 1996 and 1997.

                                                       YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------
                                                1995            1996            1997
                                            ------------    ------------    -------------
                                            GROSS    NET    GROSS    NET    GROSS    NET
                                            -----    ---    -----    ---    -----    ----
OFFSHORE DRILLING ACTIVITY:
Exploratory:
  Productive..............................    1      1.0      6      4.2      6       3.7
  Non-Productive..........................   --      --       4      2.2      3       2.3
                                             --      ---     --      ---     --      ----
          Total...........................    1      1.0     10      6.4      9       6.0
Development:
  Productive..............................    7      2.8      1      0.5      1       0.2
  Non-Productive..........................   --      --      --      --       1       0.8
                                             --      ---     --      ---     --      ----
          Total...........................    7      2.8      1      0.5      2       1.0
ONSHORE DRILLING ACTIVITY:
Exploratory:
  Productive..............................    3      0.5      1      0.1      2       0.1
  Non-Productive..........................   --      --       3      2.2      2       0.6
                                             --      ---     --      ---     --      ----
          Total...........................    3      0.5      4      2.3      4       0.7
Development:
  Productive..............................   12      7.4      9      6.5     33      29.1
  Non-Productive..........................    5      2.5      1      1.0      8       7.7
                                             --      ---     --      ---     --      ----
          Total...........................   17      9.9     10      7.5     41      36.8

PRODUCTIVE WELLS

     The following table sets forth the number of productive wells in which the Company owned an interest as of December 31, 1997.

                                            COMPANY                             TOTAL
                                            OPERATED       NON-OPERATED       PRODUCTIVE
                             COMPANY         WELLS             WELLS            WELLS
                            OPERATED     --------------    -------------    --------------
                            PLATFORMS    GROSS     NET     GROSS    NET     GROSS     NET
                            ---------    -----    -----    -----    ----    -----    -----
OFFSHORE
Gas.......................     18          56      35.8      12      2.6       68     38.4
Oil.......................     --          --        --       4      0.5        4      0.5
                               --         ---     -----     ---     ----    -----    -----
          Total...........     18          56      35.8      16      3.1       72     38.9
                               --         ---     -----     ---     ----    -----    -----
ONSHORE
Gas.......................                949     695.6     151     33.6    1,100    729.2
Oil.......................                  2       1.9       2      0.5        4      2.4
                                          ---     -----     ---     ----    -----    -----
          Total...........                951     697.5     153     34.1    1,104    731.6
                                          ---     -----     ---     ----    -----    -----

     Productive wells consist of producing wells capable of production, including gas wells awaiting connections. Wells that are completed in more than one producing horizon are counted as one well.

ACREAGE DATA

     The following table sets forth the approximate developed and undeveloped acreage in which the Company held a leasehold mineral or other interest as of December 31, 1997. Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil, regardless of whether or not such acreage contains proved reserves:

                                               DEVELOPED ACRES      UNDEVELOPED ACRES
                                              ------------------    ------------------
                                               GROSS       NET       GROSS       NET
                                              -------    -------    -------    -------
Offshore(1).................................  142,786     77,323    251,307    215,514
Onshore.....................................  157,132    120,914      9,331      5,697
                                              -------    -------    -------    -------
          Total.............................  299,918    198,237    260,638    221,211
                                              =======    =======    =======    =======

---------------

(1) Offshore includes acreage in federal and state waters.

MARKETING AND CUSTOMERS

     Substantially all of the Company's production is sold at market prices. The Company sold 38% and 27% of its natural gas production in 1997 and 1996, respectively, to H&N Gas Ltd., an unaffiliated third party. Prior to October 1996, the Company agreed, subject to certain conditions, to sell substantially all of its subsequently developed or acquired gas production, to an affiliate of Brooklyn Union, PennUnion Energy Services, L.L.C. ("PennUnion"). The gas sales agreement with PennUnion was terminated in September 1996 when Brooklyn Union sold its interest in PennUnion; however, PennUnion still remains a purchaser of the Company's natural gas production. The gas production sold to PennUnion is sold at market prices, based upon an index price adjusted to reflect the point of delivery of such production. During 1996 and 1995 sales to PennUnion and BRING Gas Services Corp. ("BRING"), predecessor to PennUnion and then an affiliate of Brooklyn Union, accounted for 40% and 46% of total revenues, respectively. In 1997, sales to PennUnion accounted for less than 10% of total revenues. The Company believes that the prices at which it sold gas to PennUnion and BRING were similar to those it would be able to obtain in the open market. No customer other than H&N Gas Ltd., PennUnion and BRING purchased more than 10% of the Company's natural gas production during the past three years. The Company believes that the loss of any such customer would not have a material adverse effect on the Company's operations. See Note 9 to the Company's Combined Financial Statements.

     The Company enters into commodity swaps with unaffiliated third parties for portions of its natural gas production to achieve more predictable cash flows and to reduce its exposure to short-term fluctuations in gas prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

     Most of the Company's natural gas is transported through gas gathering systems and gas pipelines which are not owned by the Company. Transportation space on such gathering systems and pipelines is occasionally limited and at times unavailable due to repairs or improvements being made to such facilities or due to such space being utilized by other gas shippers with priority transportation agreements. While the Company's inability to market its natural gas has been subject to limitations or delays only on an infrequent basis, if transportation space is restricted or is unavailable, the Company's cash flow from the affected properties could be adversely affected. See "-- Regulation" and "Risk Factors -- Operating Risks of Natural Gas and Oil Operations."

ABANDONMENT COSTS

     The Company is responsible for the payment of abandonment costs on the natural gas and oil properties pro rata to its working interest. The Company provides for its expected future abandonment liabilities by accruing for such costs as a component of depletion, depreciation and amortization as the properties are produced. As of December 31, 1997, total undiscounted abandonment costs estimated to be incurred through the year 2008 were approximately $7.0 million for properties in the federal and state waters and are not considered significant for onshore properties. Estimates of abandonment costs and their timing may change due to many factors including actual drilling and production results, inflation rates, and changes in environmental laws and regulations.

     The Minerals Management Service ("MMS") requires lessees of Outer Continental Shelf properties to post bonds in connection with the plugging and abandonment of wells located offshore and the removal of all production facilities. Operators in the Outer Continental Shelf waters of the Gulf of Mexico are currently required to post an area wide bond of $3 million or $500,000 per producing lease. The Company is presently exempt from any requirement by MMS to provide supplemental bonding on its offshore leases, although no assurance can be made that it will continue to satisfy the requirements for such exemption in the future. Whether or not the Company qualifies for such exemption, the Company does not believe that the cost of any such bonding requirements will materially affect the Company's financial condition or results of operations. Under certain circumstances, the MMS has the authority to suspend or terminate operations on federal leases for failure to comply with applicable bonding requirements or other regulations applicable to plugging and abandonment. Any such suspensions or terminations of the Company's operations could have a material adverse effect on the Company's financial condition and results of operations.

TITLE TO PROPERTIES

     As is customary in the oil and gas industry, the Company makes only a cursory review of title to farmout acreage and to undeveloped natural gas and oil leases upon execution of the contracts. Prior to the commencement of drilling operations, a thorough title examination is conducted and curative work is performed with respect to significant defects. To the extent title opinions or other investigations reflect title defects, the Company, rather than the seller of the undeveloped property, is typically responsible for curing any such title defects at its expense. If the Company were unable to remedy or cure any title defect of a nature such that it would not be prudent to commence drilling operations on the property, the Company could suffer a loss of its entire investment in the property. The Company has obtained title opinions on substantially all of its producing properties and believes that it has satisfactory title to such properties in accordance with standards generally accepted in the oil and gas industry. Prior to completing an acquisition of producing natural gas and oil leases, the Company obtains title opinions on the most significant leases. The Company's natural gas and oil properties are subject to customary royalty interests, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties.

THIRD PARTY CONTRACTORS

     In an effort to control costs, the Company entered into a contract with Operators & Consulting Services, Inc. ("OCS") pursuant to which OCS provides professional services to the Company in the areas of drilling, production and construction for offshore properties. OCS provides (i) engineering and field supervision for well design, drilling, completion and workover operations; (ii) supervision of the daily production operations and field personnel to operate and maintain production facilities; and (iii) coordination and review of third party engineering and fabrication work, and installation supervision of platforms, production facilities and pipelines. The Company has maintained this contractual relationship with OCS since 1989.

COMPETITION

     The Company encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of producing properties. The Company's competitors include major integrated oil and gas companies and numerous independent oil and gas companies, individuals and drilling and income programs. Many of its competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than the Company's and which, in many instances, have been engaged in the oil and gas business for a much longer time than the Company. Such companies may be able to pay more for productive natural gas and oil properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

OPERATING HAZARDS AND UNINSURED RISKS

     The Company's operations are subject to hazards and risks inherent in drilling for and production and transportation of natural gas and oil, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures, and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury claims, and other damage to properties of the Company and others. Additionally, certain of the Company's natural gas and oil operations are located in an area that is subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. As protection against operating hazards, the Company maintains insurance coverage against some, but not all, potential losses. The Company's coverages include, but are not limited to, operator's extra expense, to include loss of well, blowouts and certain costs of pollution control, physical damage on certain assets, employer's liability, comprehensive general liability, automobile and worker's compensation. The Company believes that its insurance is adequate and customary for companies of a similar size engaged in operations similar to those of the Company, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have an adverse impact on the Company's financial condition and results of operations.

REGULATION

     The availability of a ready market for natural gas and oil production depends upon numerous factors beyond the Company's control. These factors include regulation of natural gas and oil production, federal and state regulations governing environmental quality and pollution control, state limits on allowable rates of production by a well or proration unit, the supply of natural gas and oil available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels. For example, a productive natural gas well may be "shut-in" because of an oversupply of natural gas or the lack of an available natural gas pipeline in the areas in which the Company may conduct operations.

     Regulation of Oil and Gas Exploration and Production. Exploration and production operations of the Company are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilling and the plugging and abandonment of wells. The Company's operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells which may be drilled and unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from natural gas and oil wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amounts of natural gas and oil the Company's operator or the Company can produce from its wells, and to limit the number of wells or the locations of which the Company can drill. Legislation affecting the oil and gas industry also is under constant review for amendment or expansion. Generally, state-established allowables have been influenced by overall natural gas market supply and demand in the United States, as well as the specific "nominations" for natural gas from the parties who produce or purchase gas from the field and other factors deemed relevant by the agency. The Company cannot predict whether further changes will be made in how these states set allowables or what impact, if any, such further changes might have. In addition, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

     Natural Gas Marketing and Transportation. Federal legislation and regulatory controls in the United States have historically affected the price of the natural gas produced by the Company and the manner in which such production is marketed. The Federal Energy Regulatory Commission (the "FERC") has jurisdiction over the transportation and sale for resale of natural gas in interstate commerce by natural gas companies under the Natural Gas Act of 1938 (the "NGA"). Although maximum selling prices of natural gas were formerly regulated under the NGA and the Natural Gas Policy Act of 1978 (the "NGPA"), on July 26, 1989, the Natural Gas Wellhead Decontrol Act of 1989 (the "Decontrol Act") amended the NGPA to remove completely by January 1, 1993 price and non-price controls for all "first sales" of domestic natural gas, which include all sales by the Company of its own production. Consequently, sales of the Company's natural gas production currently may be made at market prices, subject to applicable contract provisions. The FERC's jurisdiction over natural gas transportation was unaffected by the Decontrol Act.

     In July 1994, the FERC eliminated a regulation that had rendered virtually all sales of natural gas by pipeline and distribution company affiliates, such as the Company, to be deregulated first sales. Although several parties challenged the FERC's action, in 1996 the United States Court of Appeals for the District of Columbia Circuit (the "D.C. Circuit Court") upheld the FERC's elimination of the regulation. As a result, all sales by the Company of gas for resale in interstate commerce, other than sales by the Company of its own production, are now subject to NGA jurisdiction. This includes, for example, sales for resale of gas purchased from third parties. The Company does not anticipate this change will have any significant current adverse effects in light of the market based sales authority under existing blanket certificates. Such sales are subject to the future possibility of greater federal oversight, however, including the possibility the FERC might prospectively impose more restrictive conditions on such sales.

     The FERC also regulates interstate natural gas transportation rates and service conditions, which affect the marketing of natural gas produced by the Company, as well as the revenues received by the Company for sales of such natural gas. Since the latter part of 1985, the FERC has endeavored to make interstate natural gas transportation more accessible to natural gas buyers and sellers on an open and nondiscriminatory basis. The FERC's efforts have indirectly but significantly altered the marketing and pricing of natural gas. Commencing in April 1992, the FERC issued Order Nos. 636, 636-A and 636-B (collectively, "Order

No. 636"), which, among other things, required interstate pipelines to "restructure" to provide transportation separate or "unbundled" from the pipelines' sales of natural gas. Also, Order No. 636 required pipelines to provide open-access transportation on a basis that is equal for all natural gas supplies. In most instances, the result of the Order No. 636 and related initiatives has been to substantially reduce or bring to an end the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation services. The FERC has issued final orders in the individual pipeline restructuring proceedings relating to the implementation of Order No. 636, and has performed a series of one year reviews to determine whether refinements are required regarding individual pipeline implementations of Order No. 636. While a number of the individual pipeline restructuring proceedings were appealed to the federal courts of appeal, only a few are currently pending on appeal and those cases generally deal with limited pipeline-specific issues.

     Several parties appealed various parts of Order No. 636, and in July 1996 the D.C. Circuit Court issued its decision in those appeals. The D.C. Circuit Court largely upheld the basic tenets of Order No. 636, including the requirements that interstate pipelines "unbundle" their sales of gas from transportation and provide open-access transportation on a basis that is equal for all gas suppliers. The D.C. Circuit Court remanded several relatively narrow issues for further explanation by the FERC. On remand, in Order No. 636-C, the FERC reaffirmed the holding of Order No. 636 that pipelines should be entitled to recover 100 percent of their prudently incurred GSR costs. In addition, the FERC reduced the contract matching cap for the right-of-first-refusal mechanism to five years. The FERC also decided not to limit a pipeline's no-notice service to its bundled sales customers at the time of restructuring, and reaffirmed that pipelines should focus on individual customers, rather than customer classes, in mitigating the effects of SFV rate design. Order No. 636-C is currently pending on rehearing the FERC.

     Although Order No. 636 does not regulate natural gas producers such as the Company, the FERC has stated that Order No. 636 is intended to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company and its natural gas marketing efforts. While Order No. 636 could provide the Company with additional market access and more fairly applied transportation service rates, terms and conditions, it could also subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violation of those tolerances. The Company does not believe, however, that it will be affected by Order No. 636, or by any action taken by the FERC on rehearing of Order No. 636-C, materially differently than other natural gas producers and marketers with which it competes.

     The FERC issued a statement of policy in January 1996 concerning alternatives to its traditional cost-of-service ratemaking methodology. This policy statement articulates the criteria that the FERC will use to evaluate proposals to charge market-based rates for the transportation of natural gas, and also provides that the FERC will consider proposals for negotiated rates for individual shippers of natural gas so long as a cost-of-service-based rate also is available. In a related policy statement, the FERC also requested comments on whether it should allow gas pipelines the flexibility to negotiate the terms and conditions of transportation service with prospective shippers. The Company cannot predict what further action the FERC will take on these matters; however, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers and marketers with which it competes.

     The FERC has recently commenced a reexamination of certain of its transportation-related policies, including the manner in which interstate pipeline shippers may release interstate pipeline capacity under Order No. 636 for resale in the secondary markets. The Company cannot predict what action the FERC will take on these matters, nor can it accurately predict whether the FERC's actions will achieve the goal of increasing competition in markets in which the Company's natural gas is sold. However, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers and marketers with which it competes.

     The FERC has also issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. While the FERC's policy statement on new construction cost recovery affects the Company only indirectly, in its present form, the new policy should enhance competition in natural gas markets and facilitate construction of gas supply laterals. The FERC has also issued numerous decisions that address how it intends to regulate natural gas gathering facilities owned (or previously owned but either "spun down" to an affiliate or "spun off" to a non-affiliate) by interstate pipeline companies after Order No. 636. Specifically, the FERC has approved the spin down or spin off by numerous interstate pipelines of their gathering facilities. These approvals were given despite the strong protests of a number of producers concerned that any diminution in FERC's oversight of interstate pipeline-related gathering services might result in a denial of open access or otherwise subject producers to a pipeline's monopoly power. The FERC has stated that in the future it may regulate gathering activities if a gatherer acts in concert with its pipeline affiliate in a manner that frustrates the FERC's effective regulation of a pipeline. It is unclear what effect the FERC's new gathering policy will have on producers such as the Company and the Company cannot predict what further action the FERC will take in this regard.

     On February 28, 1996, the FERC issued a Statement of Policy regarding the application of its jurisdiction under the NGA and OCSLA over new natural gas facilities and services on the Outer Continental Shelf. In its Policy Statement, the FERC concluded that it will retain its existing primary function test to determine whether particular facilities on the Outer Continental Shelf constitute gathering facilities exempt from the FERC's NGA jurisdiction. However, the FERC added a new factor to its primary function test for facilities that are designed to collect gas produced in water depths of 200 meters or more. Such facilities now will be presumed to qualify as gathering facilities up to the point or points of potential connection with the interstate pipeline grid. Downstream of that point, the facilities will be evaluated under the existing primary function test. Existing interstate pipelines and gathering facilities would retain their present status barring some change in circumstances. On June 14, 1996, the Commission dismissed all requests for rehearing of its February 28, 1996 order. With respect to this policy statement, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers and marketers with which it competes.

     The Fifth Circuit Court of Appeals recently remanded a FERC decision which declared certain offshore facilities to be subject to its jurisdiction. The Fifth Circuit decision required the FERC to revisit its methodology for determining whether it has jurisdiction over offshore natural gas pipeline facilities. It is not clear whether a revised FERC policy regarding its jurisdiction over offshore natural gas pipeline facilities will have a material effect on producers such as the Company and the Company cannot predict what this new policy would entail.

     On July 17, 1996, the FERC issued Order No. 587 which revised the FERC's regulations to require interstate natural gas pipelines to follow standardized procedures issued by the Gas Industry Standards Board ("GISB") for certain business practices, i.e., nominations, allocations, balancing, measurement, invoicing, capacity release and electronic communication between the pipelines and those with whom they do business. On January 30, 1997, in Order No. 587-B, the FERC incorporated into its regulations a second set of GISB standards that would, inter alia, require interstate pipelines to conduct business transactions and provide other information according to Internet protocols and to abide by certain business practice standards dealing with nomination, flowing gas and capacity release. On March 4, 1997, the FERC issued Order No. 587-C which amended the FERC's regulations to adopt standards requiring interstate pipelines to publish certain information on Internet web pages and to implement new business practice standards covering nominations and flowing gas. The intent of these standards adopted pursuant to Order Nos. 587, et seq., is to establish a more efficient and integrated pipeline grid which will reduce the variations in pipeline business practices and allow buyers to obtain and transport gas from all potential sources of supply more easily and efficiently. The FERC has denied requests for rehearing of Order Nos. 587, et seq. An appeal of Order No. 587 is pending before the D.C. Circuit Court. With respect to GISB issues, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers and marketers with which it competes.

     Additional proposals and proceedings that might affect the natural gas industry are considered from time to time by Congress, the FERC, state regulatory bodies and the courts. The Company cannot predict when or if any such proposals might become effective, or their effect, if any, on the Company's operations. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the generally less stringent regulatory approach recently pursued by the FERC and Congress will continue indefinitely into the future.

     Offshore Leasing. Certain operations the Company conducts are on federal oil and gas leases, which the MMS administers. The MMS issues such leases through competitive bidding. These leases contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the
MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the Outer Continental Shelf to meet stringent engineering and construction specifications, and has recently proposed additional safety-related regulations concerning the design and operating procedures for Outer Continental Shelf production platforms and pipelines. The MMS also has issued regulations restricting the flaring or venting of natural gas, and has recently proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. To cover the various obligations of lessees on the Outer Continental Shelf, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that the Company can obtain bonds or other surety in all cases. See "-- Environmental Matters."

     In addition, the MMS is conducting an inquiry into certain contract settlement agreements from which producers on MMS leases have received settlement proceeds that are royalty bearing and the extent to which producers have paid the appropriate royalties on those proceeds. The MMS has recently issued a final rule governing valuation for royalty purposes of gas produced from federal and Indian leases to primarily address allowances for transportation of gas. The amendments clarify the methods by which gas royalties and deductions for gas transportation are calculated. The Company does not believe that these amended regulations will affect the Company materially differently than other natural gas producers and marketers with which it competes.

     The MMS has recently issued a notice of proposed rulemaking in which it proposes to amend its regulations governing the calculation of royalties and the valuation of natural gas produced from federal leases. The principal feature in the amendments, as proposed, would establish an alternative market-index based method to calculate royalties on certain natural gas production sold to affiliates or pursuant to non-arm's-length contracts. The MMS has proposed this rulemaking to facilitate royalty valuation in light of changes in the natural gas marketing environment. The Company cannot predict what action the MMS will take on these matters, nor can it predict at this state of the rulemaking proceeding how the Company might be affected by amendments to the regulations.

     The OCSLA requires that all pipelines operating on or across the Outer Continental Shelf provide open-access, non-discriminatory service. Although the FERC has opted not to impose the regulations of Order No. 509, which implements these requirements to the OCSLA, on gatherers and other nonjurisdictional entities, the FERC has retained the authority to exercise jurisdiction over those entities if necessary to permit non-discriminatory access to services on the Outer Continental Shelf. If the FERC were to apply Order No. 509 to gatherers in the Outer Continental Shelf, eliminate the exemption of gathering lines, and redefine its jurisdiction over gathering lines, then these acts could result in a reduction in available pipeline space for existing shippers, such as the Company, in the Gulf of Mexico and elsewhere.

     Oil Sales and Transportation Rates. Sales of crude oil, condensate and gas liquids by the Company are not regulated and are made at market prices. The price the Company receives from the sale of these products is affected by the cost of transporting the products to market. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which would generally index such rates to inflation, subject to certain conditions and limitations. These regulations were affirmed by the D.C. Circuit Court on May 10, 1996. Because of the uncertainty surrounding the indexing methodology, as well as the possibility of the use of cost-of-service ratemaking and market-based rates, the

Company is not able at this time to predict the effects of these regulations, if any, on the Company's oil producing operations.

     Safety Regulation. The Company's gathering operations are subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement, and management of facilities. Pipeline safety issues have recently been the subject of increasing focus in various political and administrative arenas at both the state and federal levels. In addition, the major federal pipeline safety law is subject to change this year as it is considered for reauthorization by Congress. For example, federal legislation addressing pipeline safety issues has been introduced, which, if enacted, would establish a federal "one call" notification system. Additional pending legislation would, among other things, increase the frequency with which certain pipelines must be inspected, as well as increase potential civil and criminal penalties for violations of pipeline safety requirements. The Company believes its operations, to the extent they may be subject to current natural gas pipeline safety requirements, comply in all material respects with such requirements. The Company cannot predict what effect, if any, the adoption of this or other additional pipeline safety legislation might have on its operations, but the industry could be required to incur additional capital expenditures and increased costs depending upon future legislative and regulatory changes.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, require remedial measures to prevent pollution from former operations, such as pit closure and plugging abandoned wells, and impose substantial liabilities for pollution resulting from the Company's operations. In addition, these laws, rules and regulations may restrict the rate of oil and natural gas production below the rate that would otherwise exist. The regulatory burden on the oil and gas industry increases the cost of doing business and consequently affects its profitability. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly waste handling, disposal and clean-up requirements could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the original conduct, on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances.

     The Oil Pollution Act of 1990 (the "OPA"), as amended by the Coast Guard Authorization Act of 1996, (collectively, "OPA"), and regulations thereunder impose a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in "waters of the United States." A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The term "waters of the United States" has been broadly defined to include not only the waters of the Gulf of Mexico but also inland water bodies, including wetlands, playa lakes and intermittent streams. The OPA also requires owners and operators of offshore facilities to establish and maintain evidence of oil spill financial responsibility ("OSFR") for costs attributable to oil spills. Under the Coast Guard Authorization Act of 1996, the definition of offshore facility includes facilities located in coastal inland waters, such as bays or estuaries. OPA requires a minimum of $35 million in

OSFR for offshore facilities located on the Outer Continental Shelf and a minimum of $10 million for offshore facilities located landward of the seaward boundary of a State. This amount is subject to upward regulatory adjustment up to $150 million. Responsible parties for more than one offshore facility are required to provide OSFR only for their offshore facility requiring the highest OSFR. On March 25, 1997, the Minerals Management Service proposed regulations for establishing the amount of OSFR to be required for particular facilities. Under the proposed rule, the amount of OSFR will increase as the volume of a facility's worst-case oil spill increases. Accordingly, for Outer Continental Shelf facilities with worst-case spills of less than 35,000 barrels, only $35 million in OSFR will be required; for worst-case spills of over 35,000 barrels, $70 million will be required; for worst-case spills of over 70,000 barrels, $105 million will be required; and for worst-case spills of over 105,000 barrels, $150 million will be required. In addition, all OSFR below $150 million remains subject to upward regulatory adjustment if warranted by the particular operational, environmental, human health or other risks involved with a facility. Although the current environmental regulation has had no material adverse effect of the Company, the impact of the recently adopted and proposed regulatory changes, and of future environmental regulatory developments such as stricter environmental regulation and enforcement policies, cannot presently be quantified.

     OPA imposes a variety of additional requirements on responsible parties for vessels or oil and gas facilities related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. OPA assigns liability to each responsible party for oil spill removal costs and a variety of public and private damages from oil spills. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill is caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If a party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. OPA establishes a liability limit for offshore facilities of all removal costs plus $75 million. Few defenses exist to the liability for oil spills imposed by OPA. OPA also imposes other requirements on facility operators, such as the preparation of an oil spill contingency plan. Failure to comply with ongoing requirements or inadequate cooperation in a spill event may subject a responsible party to civil or criminal enforcement actions. As of this date, the Company is not the subject of any civil or criminal enforcement actions under the OPA.

     In addition, the OCSLA authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating in the Outer Continental Shelf. Specific design and operational standards may apply to Outer Continental Shelf vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or private prosecution. As of this date, the Company is not the subject of any civil or criminal enforcement actions under OCSLA.

     The Federal Water Pollution Control Act ("FWPCA") imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. Permits must be obtained to discharge pollutants to state and federal waters. The FWPCA provides for civil, criminal and administrative penalties for any unauthorized discharges of oil and other hazardous substances in reportable quantities and, along with the OPA, imposes substantial potential liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties and liabilities in the case of a discharge of petroleum or its derivatives into state waters. In January 1995, the U.S. Environmental Protection Agency ("EPA") issued general permits prohibiting the discharge of produced water and produced sand derived from oil and gas point source facilities to coastal waters in Louisiana and Texas, effective February 8, 1995. However, concurrent with this action, EPA Region VI issued an administrative order effectively delaying the prohibition on discharges of produced water and produced sands to January 1, 1997, unless an earlier compliance date is required by the State. Although the costs to comply with zero discharge mandates under federal or state law may be significant, the entire industry will experience similar costs and the Company believes that these costs will not have a material adverse impact on the Company's financial conditions and operations. Some oil and gas exploration and production facilities are required to obtain permits for their storm water discharges. Costs may be associated with treatment of wastewater or developing storm water pollution prevention plans. Further, the Coastal Zone Management Act authorizes state implementation and development of programs of management measures for nonpoint source pollution to restore and protect coastal waters.

EMPLOYEES

     As of December 31, 1997, the Company had 104 full time employees, 60 of whom are located at the Company's headquarters in Houston, Texas and the remainder of whom are located at field offices. None of the Company's employees are represented by a labor union. The Company contracts with OCS to conduct all of the day to day operations of the Company's offshore properties. See "-- Third Party Contractors."

OFFICES

     The Company currently leases approximately 71,100 square feet of office space in Houston, Texas, where its principal offices are located. In addition, the Company maintains field operations offices in the areas where it operates onshore properties.

LEGAL PROCEEDINGS

     The properties purchased in the TransTexas Acquisition are subject to a judgment lien imposed on substantially all of TransTexas' properties in the aggregate amount of $18 million. TransTexas has agreed to indemnify the Company with respect to any loss arising from such judgment lien. TransTexas has appealed the judgment to which such liens relate, and has posted a bond to ensure payment of such judgment pending the completion of such appeal. The bond, in the approximate amount of $18 million, is secured by an irrevocable letter of credit. The $18 million judgment against TransTexas has been reversed, a decision which, if upheld, will result in the release of the related judgment lien. As a result of such arrangements, the Company believes that the properties purchased in the TransTexas Acquisition are not subject to any material risk that any such judgment against TransTexas will not be paid.

     The Company is not a party to any other material pending legal proceedings, other than ordinary routine litigation incidental to its business that management believes will not have a material adverse effect on its financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS

     The names of the Directors of the Company, and certain additional information with respect to each of them, are set forth below.

                                                                                      YEAR FIRST
                                                                                       BECAME A
                NAME                   AGE          POSITION WITH THE COMPANY          DIRECTOR
                ----                   ---          -------------------------         ----------
James G. Floyd.......................  61     President and Chief Executive Officer
                                              and Director                               1986
Robert B. Catell.....................  60     Chairman of the Board of Directors         1986
Gordon F. Ahalt......................  69     Director                                   1996
Russell D. Gordy.....................  46     Director                                   1986
Craig G. Matthews....................  54     Director                                   1993
James Q. Riordan.....................  70     Director                                   1996
Lester H. Smith......................  55     Director                                   1996
Donald C. Vaughn.....................  61     Director                                   1997

     James G. Floyd has been President and Chief Executive Officer and a Director of the Company since 1986. Mr. Floyd was President of Seagull E&P Inc. ("Seagull") and a Director of Seagull Energy Corporation, Seagull's parent, from 1981 to 1986. Mr. Floyd was general manager of the offshore division of Houston Oil and Minerals Corporation ("Houston Oil and Minerals") from 1978 to 1981. Mr. Floyd joined Houston Oil and Minerals in 1972 after five years as an independent geologist. Mr. Floyd began his career with Amoco Production Company in 1962. Mr. Floyd holds a B.S. and an M.S. in geology from the University of Florida.

     Robert B. Catell has been Chairman of the Board of Directors of the Company since 1986. Mr. Catell has been Chairman of the Board and Chief Executive Officer of Brooklyn Union since 1996 and of KeySpan since September 1997 and was Chief Executive Officer and President of Brooklyn Union from 1991 to 1996. Mr. Catell has been associated with Brooklyn Union since 1958 and has been an officer of Brooklyn Union since 1974. He is also the Chairman of the Board of Taylor Gas Liquids, Ltd., a publicly traded royalty trust based in Canada. Mr. Catell received both his Bachelor's and Master's Degrees in Mechanical Engineering from City College of New York. He holds a Professional Engineer's License in New York State, and attended Columbia University's Executive Development Program and Harvard Business School's Advanced Management Program. Mr. Catell is Trustee of Brooklyn Law School, Independence Savings Bank and Kingsborough Community College Foundation, Inc.; Chairman and Director of Alberta Northeast Inc. and Boundary Gas, Inc.; Past Chairman of Energy Association of New York State; Director and Past Chairman, American Gas Association; Director of The Business Council of New York State, Inc., Gas Research Institute, New York City Partnership and New York State Energy Research and Development Authority.

     Gordon F. Ahalt has been a Director of the Company since 1996. Mr. Ahalt has been President of G.F.A. Inc., a petroleum industry financial and management consulting firm, since 1982. Mr. Ahalt is a consultant to Brooklyn Union and W.H. Reaves Co., Inc. Mr. Ahalt serves as a Director for the Bancroft and Ellsworth Convertible Funds, the Harbinger Group and Cal Dive International. Mr. Ahalt received a B.S. in Petroleum Engineering in 1951 from the University of Pittsburgh, attended New York University's Business School and is a graduate of Harvard Business School's Advanced Management Program. He worked for Amoco Corporation from 1951 to 1955, Chase Manhattan Bank from 1955 to 1972, White Weld & Co., Inc. from 1972 to 1973, Chase Manhattan Bank from 1974 through 1976, served as President and Chief Executive Officer of International Energy Bank London from 1977 to 1979 and as Chief Financial Officer of Ashland Oil Inc. from 1980 to 1981.

     Russell D. Gordy has been a Director of the Company since 1986. Mr. Gordy has been Managing General Partner of S.G. Interests, a private firm specializing in oil and gas investments, since 1992. Prior to forming S.G. Interests, Mr. Gordy was Managing Partner of Northwind Exploration, a private oil and gas firm formed in 1981 to specialize in exploration along the Texas and Louisiana Gulf Coast. From 1974 to 1981 Mr. Gordy served in various financial capacities for Houston Oil and Minerals. Mr. Gordy holds a B.B.A. in accounting from Sam Houston State University and is a C.P.A. Mr. Gordy is a member of the Board of Directors, or equivalent governing body in the case of partnerships or limited liability companies, of SG Interests I-IV, Gordy Oil Company, Gordy Gas Corporation, San Juan Compression, L.L.C., SG Interests, Inc., SG Methane Company, Inc., Gainee Gas Company L.L.C., Rock Creek Ranch, Inc. and Lone Star Land & Cattle Company.

     Craig G. Matthews has been a Director of the Company since 1993. Mr. Matthews has been President and Chief Operating Officer of Brooklyn Union since May 1996 and of KeySpan since September 1997, was Executive Vice President of Brooklyn Union from 1994 to 1996, and was Executive Vice President and Chief Financial Officer of Brooklyn Union from 1991 to 1994. Mr. Matthews joined Brooklyn Union in 1965. He graduated from Rutgers University in 1965 with a Bachelor's Degree in Civil Engineering, and acquired an M.S. Degree in Industrial Management from Polytechnic University. Mr. Matthews is a member of the Board of Directors for the Brooklyn Philharmonic, the Public Utilities Reports, Inc., the Brooklyn Chamber of Commerce, Neighborhood Housing Services, Greater Jamaica Development Corp., Regional Plan Association, Polytechnic University, Prospect Park Alliance, the National and New York Advisory Board of the Salvation Army and Inform. Mr. Matthews is the Treasurer of the Society of Gas Lighters.

     James Q. Riordan has been a Director of the Company since 1996 and a Director of KeySpan and its predecessor, Brooklyn Union, since 1991. Mr. Riordan is the retired Vice Chairman and Chief Financial Officer of Mobil Corp. He joined Mobil Corp. in 1957 as Tax Counsel and was named Director and Chief Financial Officer in 1969. Mr. Riordan served as Vice Chairman of Mobil Corp. from 1986 until his retirement in 1989. He joined Bekaert Corporation in 1989 and was elected its President, and served as President until his retirement in 1992. Mr. Riordan is a Director of Dow Jones & Co., Inc., Tri-Continental Corporation and the Public Broadcasting Service; Director/Trustee of the mutual funds in the Seligman Group of investment companies; Trustee for the Committee for Economic Development and The Brooklyn Museum; and Member of the Policy Council of the Tax Foundation.

     Lester H. Smith has been a Director of the Company since 1996. Mr. Smith is Chairman of the Board and President of Smith Energy Company, an independent oil and gas exploration company, and Chairman of the Board of Founders International, Ltd., an international downhole drilling tool company. Mr. Smith has been active in the energy business as an independent since 1973. He attended the University of Oklahoma where he majored in finance. Mr. Smith is Chairman of the Board of SG Interests, Inc., SG Methane Company, and Utah Coal and Lumber Company, and a member of the Board of Directors, or equivalent governing body in the case of partnerships or limited liability companies, of SG Interests I-V, SG Gathering, Inc. and Gainee Gas Company, L.L.C.

     Donald C. Vaughn has been President, Chief Operating Officer and member of the board of directors of Dresser Industries, Inc. ("Dresser") since 1996. Prior to his appointment as President and Chief Operating Officer, Mr. Vaughn served as Executive Vice President of Dresser, responsible for Dresser's Petroleum Products and Services and Engineering Services Segment, from November 1995 to December 1996; Senior Vice President of Operations of Dresser from January 1992 to November 1995; and Chairman, President and Chief Executive Officer of The M.W. Kellogg Company from November 1983 to June 1996. Mr. Vaughn joined M.W. Kellogg in 1958 and is a registered professional engineer in the State of Texas. He has been recognized as a distinguished engineering alumnus of Virginia Polytechnic Institute, from which he holds a B.S. degree in civil engineering. Mr. Vaughn serves as a director on the boards of several Dresser joint venture companies, including Dresser-Rand Company, Ingersoll-Dresser Pump Company and Bredero-Shaw.

EXECUTIVE OFFICERS

     Set forth below is certain information concerning the executive officers of the Company, including the business experience of each during the past five years.

                 NAME                   AGE                  POSITION
                 ----                   ---                  --------
James G. Floyd........................  61    President and Chief Executive Officer
                                              and Director
Randall J. Fleming....................  56    Senior Vice President -- Exploration
                                              and Production
Thomas W. Powers......................  53    Senior Vice President -- Business
                                                Development and Finance and
                                                Treasurer
Charles W. Adcock.....................  44    Vice President -- Project Development
Sammye L. Dees........................  62    Vice President -- Land
James F. Westmoreland.................  42    Vice President, Chief Accounting
                                              Officer, Comptroller and Secretary

     Information regarding the business experience of James G. Floyd is set forth above under the heading "Directors."

     Randall J. Fleming has been Senior Vice President -- Exploration and Production of the Company since October 1995 and was Vice
President -- Exploration of the Company from 1986 to 1995. Mr. Fleming was Vice President -- Geology of Seagull from 1981 to 1986 and was an exploration geologist at Houston Oil and Minerals from 1976 to 1981. Prior to such time, Mr. Fleming was an exploration geologist for Superior Oil Company and Sinclair Oil Company. Mr. Fleming holds a B.A. and M.S. in geology from the University of Alabama.

     Thomas W. Powers has been Senior Vice President -- Business Development and Finance of the Company since October 1995 and Treasurer since May 1996. Mr. Powers was General Manager of Diversification for Brooklyn Union from 1991 to 1995 and Executive Vice President and Chief Operating Officer of Fuel Resources Inc. ("FRI"), a Brooklyn Union subsidiary, from 1986 to 1991. Prior to joining Brooklyn Union, Mr. Powers was Manager of Corporate Development for Anglo Energy. He holds a B.S. in Economics from Bowling Green University and an M.B.A. from Long Island University.

     Charles W. Adcock has been Vice President -- Project Development of the Company since 1996. Mr. Adcock held the same position with FRI, the Brooklyn Union subsidiary that previously owned the Company's onshore properties, from 1993 to 1996. Prior to joining FRI, Mr. Adcock worked at NERCO Oil & Gas as Reservoir Engineering Specialist. Prior to NERCO, he held various engineering positions with Apache, ANR Production and Aminoil U.S.A. Mr. Adcock is a Registered Professional Engineer in the State of Texas, and received his B.S. in Civil Engineering from Texas A&M University and an M.B.A. from the University of St. Thomas.

     Sammye L. Dees has been Vice President -- Land of the Company since 1986. Ms. Dees was Vice President -- Land of Seagull from 1981 to 1986, and was Land Manager, Offshore Division, of Houston Oil and Minerals from 1974 to 1981. Prior to joining Houston Oil and Minerals, Ms. Dees worked for Allied Chemical Corporation. Ms. Dees is a Certified Petroleum Landman and attended Stephen F. Austin University.

     James F. Westmoreland has been Vice President, Chief Accounting Officer, Comptroller and Secretary of the Company since October 1995 and was Vice President and Comptroller of the Company from 1986 to 1995. Mr. Westmoreland was supervisor of natural gas and oil accounting at Seagull from 1983 to 1986. Mr. Westmoreland holds a B.B.A. in accounting from the University of Houston.

EMPLOYMENT AGREEMENTS

     Messrs. Floyd, Fleming, Powers, Westmoreland and Adcock entered into employment agreements with the Company effective as of September 19, 1996, pursuant to which they serve as executive officers of the Company.

     Such employment agreements provide for Messrs. Floyd, Fleming, Powers, Westmoreland and Adcock to receive annual base salaries of $390,000, $250,000, $160,000, $150,000 and $140,000, respectively. Under such agreements, Messrs. Floyd, Fleming, Powers, Westmoreland and Adcock are entitled to annual incentive bonuses of 70%, 60%, 55%, 55% and 55%, respectively, of base salary if the Company meets financial targets established by the Board of Directors. In addition, Messrs. Floyd, Fleming, Powers, Westmoreland and Adcock are entitled to participate in such incentive compensation and other programs as are adopted by the Company's Board of Directors, including the Company's 1996 Stock Option Plan. The initial term of each employment agreement extends to the third anniversary of the effective date of such agreement; provided, however, that the term of each agreement is automatically extended one year on each anniversary unless notice that the agreement will not be extended is given by either party at least 60 days prior to such anniversary.

     Each of the employment agreements is subject to early termination by the Company for cause or upon the death or disability of the employee and is subject to early termination by the employee for any reason. If an employment agreement is terminated without cause by the Company or with good reason (including certain changes in control of the Company) by the employee, the Company is obligated to pay such employee a lump-sum severance payment of 2.99 times the employee's then current annual rate of total compensation. Based upon their current annual rate of compensation, Messrs. Floyd, Fleming, Powers, Westmoreland and Adcock would be entitled to lump sum severance payments of $1,166,100, $747,500, $478,400, $448,500 and $418,600, respectively, if terminated without cause or by the employee for good reason.

                              CERTAIN TRANSACTIONS

TRANSACTIONS BETWEEN THE COMPANY AND BROOKLYN UNION AND AFFILIATES

     The Company was incorporated in December 1985 to conduct certain of the natural gas and oil exploration and development activities of Brooklyn Union. The Company has focused since its inception primarily on the exploration and development of high potential prospects in the Gulf of Mexico. Effective February 29, 1996, Brooklyn Union implemented a reorganization of its exploration and production assets by transferring to the Company certain onshore producing properties and developed and undeveloped acreage not previously owned by the Company. Brooklyn Union has advised the Company that it does not currently intend to engage in the domestic exploration for or production of natural gas and oil except through ownership of Common Stock of the Company. In September of 1997, Brooklyn Union became a wholly owned subsidiary of KeySpan Energy Corporation.

     Effective January 1, 1997, the Company entered into an agreement to sell to a subsidiary of Brooklyn Union certain interests in onshore producing wells of the Company that produce from formations that qualify for tax credits under
Section 29 of the Internal Revenue Code ("Section 29"). Section 29 provides for a tax credit from non-conventional fuel sources such as oil produced from shale and tar sands and natural gas produced from geopressured brine, Devonian shale, coal seams and tight sands formations. Brooklyn Union acquired an economic interest in wells that are qualified for the tax credits and in exchange, the Company (i) retained a volumetric production payment and a net profits interest of 100% in the properties, (ii) received a cash down payment of $1.4 million and
(iii) receives a quarterly payment of $0.75 for every dollar of tax credit utilized. The Company manages and administers the daily operations of the properties in exchange for an annual management fee of $100,000. At December 31, 1997, the balance sheet effect of this transaction was a $1.4 million reduction to the full cost pool for the down payment. The income statement effect for the year ended December 31, 1997 was a reduction to income tax expense of $1.2 million representing benefits received from the Section 29 tax credits.

     The Company was included in the consolidated federal income tax returns filed by Brooklyn Union during all periods in which it was a wholly owned subsidiary of Brooklyn Union ("Affiliation Years"). The Company and Brooklyn Union are parties to an agreement (the "Tax Sharing Agreement") providing for the manner of determining payments with respect to federal income tax liabilities and benefits arising during the Affiliation Years. Under the Tax Sharing Agreement, the Company paid to or received from Brooklyn Union an amount equal to the Company's share of Brooklyn Union's consolidated federal income tax liability, generally determined on a separate return basis, for the years ended and the portion of 1996 preceding consummation of the IPO, and Brooklyn Union paid the Company for any reduction in Brooklyn Union's consolidated federal income tax liability resulting from utilization or deemed utilization of deductions, losses, and credits arising in such periods which are attributable to the Company, in each case net of any amounts theretofore paid or credited by Brooklyn Union or the Company to the other with respect thereto. In the event that Brooklyn Union's consolidated federal income tax liability for any Affiliation Year is adjusted upon audit or otherwise, the Company will bear any additional liability or receive any refund which is attributable to adjustments of items of income, deduction, gain, loss or credit of the Company. Brooklyn Union shall permit the Company to participate in any audits or litigation with respect to the Affiliation Years, but Brooklyn Union will otherwise have exclusive and sole responsibility and control over any such proceedings. As of September 1996, the Company ceased to be included in the consolidated federal income tax returns filed by Brooklyn Union.

     Under a Registration Rights Agreement entered into between the Company and Brooklyn Union, the Company will file, upon the request of Brooklyn Union, a registration statement under the Securities Act for the purpose of enabling Brooklyn Union to offer and sell any securities of the Company which Brooklyn Union may hold. Brooklyn Union may exercise these rights at any time. The Company will bear the costs of any registered offering, except that Brooklyn Union will pay any underwriting commissions relating to any such offering, any transfer taxes and any costs of complying with foreign securities laws at Brooklyn Union's request, and each will pay for its counsel and accountants. The Company has the right to require Brooklyn Union to delay any exercise by Brooklyn Union of its rights to require registration and other actions for a period of up to 180 days if, in the judgment of the Company, the Company or any offering by the Company then being conducted or about to be conducted would be adversely affected. The Company has also granted Brooklyn Union the right to include its securities in certain registration statements covering offerings by the Company, and the Company will pay all costs of such offerings other than underwriting commissions and transfer taxes attributable to the securities sold on behalf of Brooklyn Union. The Company has agreed to indemnify Brooklyn Union, its officers, directors, agents, any underwriter, and each person controlling any of the foregoing, against certain liabilities under the Securities Act or the securities laws of any state or country in which securities of the Company are sold.

     The Company reimburses Brooklyn Union for certain general and administrative costs. During the years ended December 31, 1995, 1996 and 1997, the Company paid Brooklyn Union $0.7 million, $0.6 million and $0.1 million, respectively, in general and administrative reimbursements.

TRANSACTIONS BETWEEN THE COMPANY AND MANAGEMENT

     The Company entered into new employment agreements with Messrs. Floyd, Fleming, Powers, Adcock and Westmoreland at the time of the IPO. These employment agreements replaced the Company's previous employment agreements with such officers.

     The Company's previous employment agreement with Mr. Floyd, its President and Chief Executive officer, provided Mr. Floyd with the option to obtain up to a 5% working interest in certain exploration prospects of the Company, exercisable prior to the commencement of drilling of the initial well on any such prospect. During 1995 and 1996, affiliates of Mr. Floyd obtained a 5% working interest in 144 wells (including 142 wells in the Charco field) operated by the Company pursuant to such agreement. During 1995, 1996 and 1997, affiliates of the Company's President and Chief Executive Officer paid $0.7 million, $1.4 million and $3.3 million, respectively, in expenses attributable to working interests owned in properties operated by the Company, and received $0.9 million, $1.6 million and $3.9 million, respectively, in distributions attributable to such working interests. The termination of the Company's previous employment agreement with Mr. Floyd at the time of the IPO terminated Mr. Floyd's right to obtain working interests on any further properties, but did not affect working interests in properties of the Company acquired by Mr. Floyd or his affiliates prior to the date of termination.

     The Company loaned Mr. Floyd the $3.1 million purchase price for his purchase of a 5% working interest in the properties purchased by the Company in the TransTexas Acquisition. In addition, the Company has agreed to loan Mr. Floyd, on a revolving basis, the amounts required to fund the expenses attributable to Mr. Floyd's working interest. Mr. Floyd is required to repay amounts owed under the loan in the amount of 65% of all distributions received by Mr. Floyd in respect of such working interest, as distributions are received. Amounts outstanding under such loan bear interest at an interest rate equal to the Company's cost of borrowing under the Credit Facility. Mr. Floyd's obligations under the agreement are secured by a pledge of his working interest in, and the production from, such properties. As of December 31, 1997, the outstanding balance owed by Mr. Floyd under the agreement was $3.7 million and the loan will mature on July 2, 2006.

     The Company's previous employment agreement with Mr. Floyd also provided for the assignment to Mr. Floyd of a 2% net profits interest in all exploration prospects of the Company at the time such properties were acquired by the Company. The Company assigned a 2% net profits interest to Mr. Floyd in two properties acquired by the Company in 1995. No assignments were made in 1996 or 1997. The termination of the Company's previous employment agreement with Mr. Floyd at the time of the IPO terminated Mr. Floyd's right to receive any further assignments but did not affect net profits interests in properties of the Company assigned to Mr. Floyd prior to the date of termination.

     The Company's previous employment agreement with Mr. Floyd also provided for the assignment to certain key employees designated by Mr. Floyd of overriding royalty interests equivalent to a four percent net revenue interest in certain properties of the Company at the time such properties were acquired by the Company. The Company assigned overriding royalty interests to Mr. Fleming, Ms. Dees and Mr. Westmoreland in two properties acquired by the Company in 1995. No assignments were made in 1996 or 1997. The termination of the Company's previous employment agreement with Mr. Floyd at the time of the IPO terminated all rights to any further assignments but did not affect overriding royalty interests in properties of the Company assigned to key employees prior to the date of termination.

     The Company's previous employment agreement with Mr. Floyd also provided for the assignment of a 6.75% after program-payout working interest in the leases upon which the Company began drilling an exploratory well (whether or not successful) during a calendar year. As of the date of this Prospectus, Mr. Floyd had not received any distributions under this arrangement. The termination of the Company's previous employment agreement with Mr. Floyd at the time of the IPO terminated Mr. Floyd's right to receive any further assignments but did not affect after program-payout working interests on properties of the Company assigned to Mr. Floyd prior to the date of termination. On September 19, 1996, Mr. Floyd exchanged certain after program-payout working interests received under his previous employment agreement for 145,161 shares of Common Stock with a value of approximately $2.3 million.

SOXCO ACQUISITION

     On September 25, 1996, the Company acquired substantially all of the natural gas and oil properties and related assets of Soxco in the Soxco Acquisition. Under an agreement with Soxco, Lester H. Smith had received a 1.25% net profits interest, proportionately reduced for Soxco's interest, in all properties in which Soxco had participated. Upon the sale by Soxco of its properties, Mr. Smith exercised his right to sell all such net profits interests on the same economic terms to be received by Soxco in the transaction. Mr. Smith received approximately $90,000 in cash, 13,553 initial shares of Common Stock and the right to receive additional shares of Common Stock with a value of approximately $100,000 upon payment of the minimum deferred purchase price of the Soxco Acquisition. The Company delivered 5,674 shares of Common Stock in satisfaction of Mr. Smith's right to receive such additional shares as part of its payment of the deferred purchase price of the Soxco Acquisition in the first quarter of 1998. In connection with the sale by Soxco of its properties, the Company granted three demand and certain piggyback registration rights with respect to the shares of Common Stock issued in connection with the transaction. Such registration rights are subject to certain conditions.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Exchange Notes will be issued, and the Old Notes were issued, pursuant to an Indenture (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"), in a private transaction that is not subject to the registration requirements of the Securities Act. See "Notice to Investors." The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and prospective Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement of such terms. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, and the definitions therein of certain terms used below. Definitions of certain capitalized terms used in the Indenture and in the following summary are set forth below under "-- Certain Definitions." For purposes of this summary, the term "Company" refers only to The Houston Exploration Company and not to any of its Subsidiaries.

     The Exchange Notes will be issued solely in exchange for an equal principal amount of Old Notes pursuant to the Exchange Offer. The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Old Notes except that the offering of the Exchange Notes has been registered under the Securities Act, and the Exchange Notes will therefore not be subject to transfer restrictions, registration rights and certain provisions relating to the payment of Liquidated Damages under certain circumstances. See "-- Registration Rights; Liquidated Damages."

     The Old Notes and the Exchange Notes will constitute a single series of debt securities under the Indenture. If the Exchange Offer is consummated, holders of Old Notes who do not exchange their Old Notes for Exchange Notes will vote together with holders of the Exchange Notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the holders thereunder (including following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities issued under the Indenture. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any Old Notes that remain outstanding after the Exchange Offer will be aggregated with the Exchange Notes, and the holders of such Old Notes and the Exchange Notes will vote together as a single series for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the outstanding Notes shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentages in aggregate principal amount of the Old Notes and the Exchange Notes then outstanding.

     The Notes are general unsecured obligations of the Company and are subordinated in right of payment to Senior Debt. See "Risk
Factors -- Subordination of Notes."

     Restrictions in the Indenture on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to make Asset Sales, to enter into transactions with Affiliates and to enter into mergers, consolidations or sales of all or substantially all of its assets, may make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. The Indenture may not afford holders of Notes protection in all circumstances from the adverse aspects of a leveraged transaction, reorganization, restructuring, merger or similar transaction.

     As of the date hereof, the Company has one Subsidiary, which constitutes a Restricted Subsidiary for the purposes of the Indenture. Under certain circumstances, the Company will be able to designate current and future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Notes are limited in aggregate principal amount to $100.0 million and will mature on January 1, 2008. Interest on the Notes accrues at the rate of 8 5/8% per annum and is payable semi-annually in arrears on January 1 and July 1, commencing on July 1, 1998, to Holders of record on the immediately preceding December 15 and June 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance, March 2, 1998. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, Liquidated Damages, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of Liquidated Damages, if any, or interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments with respect to Global Notes and Certificated Securities the Holders of whom have given wire transfer instructions to the Company and its paying agent prior to the applicable record date for such payment will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency will be the office of the Trustee maintained for such purpose. The Company may change such office or agency without prior notice to Holders of the Notes, and any of its Subsidiaries may act as Paying Agent or Registrar. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

     Except as set forth below, the Notes will not be redeemable at the Company's option prior to January 1, 2003. Thereafter, the Notes will be subject to redemption for cash at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice to each Holder of Notes to be redeemed, at the following redemption prices (expressed as percentages of principal amount thereof) if redeemed during the 12-month period beginning on January 1 of each of the years indicated below, in each case together with any accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date:

                       YEAR                         PERCENTAGE
                       ----                         ----------
2003..............................................   104.313%
2004..............................................   102.875%
2005..............................................   101.438%
2006 and thereafter...............................   100.000%

     Notwithstanding the foregoing, at any time on or before January 1, 2001, the Company may (but will not have the obligation to) redeem for cash up to 35% of the original aggregate principal amount of the Notes at a redemption price of 108.625% of the principal amount thereof, in each case plus any accrued and unpaid interest and Liquidated Damages, if any, thereon to the redemption date, with the net proceeds of an Equity Offering; provided that at least 65% of the original aggregate principal amount of the Notes remains outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption will occur within 90 days of the date of the closing of such Equity Offering.

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee will deem fair and appropriate; provided that no Notes of $1,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption unless the Company defaults in the payment thereof.

RANKING AND SUBORDINATION

     The payment of principal of, premium, if any, and interest on, the Notes and any other payment obligations of the Company in respect of the Notes (including any obligation to repurchase the Notes) is subordinated in certain circumstances in right of payment, as set forth in the Indenture, to the prior payment in full in cash of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred.

     Upon any payment or distribution of property or securities to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, or in an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, whether or not a claim for such interest would be allowed in a proceeding) before the Holders of the Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Debt are paid in full, any distribution to which the Holders of the Notes would be entitled shall be made to the holders of Senior Debt (except that Holders of the Notes may receive payments made from the trust described under "-- Legal Defeasance and Covenant Defeasance").

     The Company also may not make any payment (whether by redemption, purchase, retirement, defeasance or otherwise) upon or in respect of the Notes (except from the trust described under "-- Legal Defeasance and Covenant Defeasance") if
(i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs ("payment default") or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits, or with the giving of notice or passage of time or both (unless cured or waived) will permit, holders of the Designated Senior Debt as to which such default relates to accelerate its maturity ("non-payment default") and (solely with respect to this clause (ii)) the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt. Cash payments on the Notes shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated or a default of the type described in clause (viii) under the caption "Events of Default and Remedies" has occurred and is continuing. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the date of commencement of the payment blockage period resulting from the immediately prior Payment Blockage Notice. No nonpayment default in respect of Designated Senior Debt that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of no less than 90 days.

     The Indenture further requires that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency of the Company, Holders of the Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. After giving effect to the sale of the Notes and the application of the net proceeds therefrom, $15.4 million of Senior Debt, $42.4 million of trade payables and other accrued liabilities and no senior subordinated debt other than the Notes would have been outstanding as of December 31, 1997. The Indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its Subsidiaries can incur. See "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

MANDATORY REDEMPTION

     Except as set forth below under "-- Repurchase at the Option of Holders", the Company is not required to make any mandatory redemption, purchase or sinking fund payments with respect to the Notes prior to the maturity date.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     The Indenture provides that upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase the Notes pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

     The Change of Control Offer will remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Change of Control Offer Period"). No later than five Business Days after the termination of the Offer Period (the "Change of Control Purchase Date"), the Company will purchase all Notes validly tendered and not properly withdrawn pursuant to the Change of Control Offer. Payment for any Notes so purchased will be made in the same manner as interest payments are made on the Notes.

     "Change of Control" means the occurrence of any of the following: (i) any "Person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have a "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 35% or more of the total voting power of the Voting Stock of the Company, provided however that the Permitted Holders beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person (for purposes of this definition, such other person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such other person is the beneficial owner (as defined above), directly or indirectly, or more than 35% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders beneficially own (as defined in this proviso), directly or indirectly, in the aggregate a lesser percentage of the Voting Stock of such parent corporation); (ii) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "Person" or group of related Persons (a "Group") (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than the Permitted Holders; (iii) the adoption of a plan relating to the liquidation or dissolution of the Company; or (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

     "Permitted Holders" means THEC Holding Corp., Brooklyn Union, KeySpan and (to the extent it has consummated a merger, consolidation or other business combination transaction with KeySpan) Long Island Lighting Company, and any successor or Affiliate of any such Person.

     If the Change of Control Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest and Liquidated Damages, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Change of Control Offer.

     On the Change of Control Purchase Date, the Company will, to the extent lawful, (i) accept for payment all Notes or portions thereof validly tendered and not properly withdrawn pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so validly tendered and not properly withdrawn and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of the Notes so validly tendered and not properly withdrawn the Change of Control Payment for such Notes and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture provides that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of the Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on the Change of Control Purchase Date.

     Except as described above, the Indenture does not contain provisions that permit the Holders of Notes to require the Company to redeem the Notes in the event of a takeover, recapitalization or similar restructuring, including an issuer recapitalization or similar transaction with management. In addition, the existence of the Holder's right to require the Company to repurchase such Holder's Notes upon the occurrence of a Change of Control may or may not deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control.

     The Company's ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The Credit Agreement provides that certain change of control events with respect to the Company would constitute a default thereunder permitting the lending parties thereto to accelerate the Indebtedness thereunder. In addition, certain events that may obligate the Company to offer to repay all outstanding obligations under the Credit Agreement may not constitute a Change of Control under the Indenture. However, the Company may not have sufficient resources to repay Indebtedness under the Credit Agreement and the Company may not have sufficient resources to repurchase tendered Notes. Furthermore, any future credit agreements or other agreements relating to Senior Debt to which the Company may become a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is directly or indirectly prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the purchase of Notes will remain prohibited. The failure by the Company to purchase tendered Notes may constitute a breach of the Indenture which would, in turn, constitute a default under the Credit Agreement and could lead to the acceleration of the indebtedness thereunder.

     The definition of Change of Control includes a phrase relating to the sale, lease or transfer of "all or substantially all" of the assets of the Company and its Restricted Subsidiaries, taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests sold or otherwise disposed of (evidenced by a resolution of the Board of Directors of such entity set forth in an Officers' Certificate delivered to the Trustee) and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary from such Asset Sale, plus all other Asset Sales since the date of the Indenture, on a cumulative basis, is in the form of cash, Cash Equivalents, properties and capital assets to be used by the Company or any Restricted Subsidiary in the Oil and Gas Business or oil and gas properties owned or held by another Person which are to be used in the Oil and Gas Business of the Company or its Restricted Subsidiaries, or any combination thereof (collectively the "Cash Consideration"); provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (y) any non Cash Consideration received by the Company or any such Restricted Subsidiary from such transferee that are converted into cash by the Company or such Restricted Subsidiary within 90 days after such Asset Sale, shall be deemed to be cash for purposes of this provision to the extent of the cash received.

     Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the Restricted Subsidiary, as applicable) may apply, or enter into binding contracts (subject only to obtaining required governmental approvals) irrevocably committing the Company or such Restricted Subsidiary to apply, such Net Proceeds to an investment in another business, the making of a capital expenditure or the acquisition of other tangible assets, in each case in the Oil and Gas Business, or the Company (or the Restricted Subsidiary, as applicable) may apply such Net Proceeds to the permanent reduction of Senior Debt. Any Net Proceeds from Asset Sales that are not applied or invested or committed to be applied or invested, as provided in the preceding sentence of this paragraph will be deemed to constitute "Excess Proceeds." On the 361st day after an Asset Sale, if the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer to all Holders of Notes and, to the extent required by the terms thereof, to all holders or lenders of Pari Passu Indebtedness (an "Asset Sale Offer") to purchase the maximum principal amount of Notes and any such Pari Passu Indebtedness to which the asset sale offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and, with respect to the Notes or similar securities, Liquidated Damages or comparable amounts in the case of similar securities, if any, thereon to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Indebtedness, as applicable. To the extent that the aggregate amount of Notes and Pari Passu Indebtedness so validly tendered and not properly withdrawn pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof and other Pari Passu Indebtedness surrendered by holders or lenders thereof, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Pari Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Indebtedness. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

     The Asset Sale Offer will remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Asset Sale Offer Period"). No later than five Business Days after the termination of the Asset Sale Offer Period (the "Asset Sale Purchase Date"), the Company will purchase the principal amount of Notes and Pari Passu Indebtedness required to be purchased pursuant to this covenant (the "Asset Sale Offer Amount") or, if less than the Asset Sale Offer Amount has been so validly tendered, all Notes and Pari Passu Indebtedness validly tendered in response to the Asset Sale Offer. Payment for any Notes and Pari Passu Indebtedness so purchased will be made in the same manner as interest payments are made on the Notes and Pari Passu Indebtedness, respectively.

     If the Asset Sale Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest and Liquidated Damages will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

     On or before the Asset Sale Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Sale Offer Amount of Notes and Pari Passu Indebtedness or portions thereof so validly tendered and not properly withdrawn pursuant to the Asset Sale Offer, or if less than the Asset Sale Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Indebtedness so validly tendered and not properly withdrawn. The Company will deliver to the Trustee an Officers' Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant and, in addition, the Company will deliver all certificates and notices required, if any, by the agreements governing the Pari Passu Indebtedness. The Company, the Depositary or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the Asset Sale Purchase Date) mail or deliver to each tendering Holder of Notes or holder or lender of Pari Passu Indebtedness, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Indebtedness so validly tendered and not properly withdrawn by such Holder or lender, as the case may be, and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon delivery of an Officers' Certificate from the Company will authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered. In addition, the Company will take any and all other actions required by the agreements governing the Pari Passu Indebtedness. Any Note not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Sale Offer on the Asset Sale Purchase Date.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes pursuant to any Asset Sale Offer.

     The Credit Agreement provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar provisions or may contain restrictions on the Company's ability to purchase Notes. In the event a Change of Control or an Asset Sale Offer occurs at a time when the Company is prohibited from purchasing the Notes by the terms of such agreements relating to other Senior Debt, the Company could seek the consent of its lenders to the purchase or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company may remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which may, in turn, constitute a default under such other agreements. In such circumstances, the subordination provisions in the Indenture would restrict payments to the Holders of the Notes.

CERTAIN COVENANTS

  Restricted Payments

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Restricted Subsidiary of the Company; (iii) prepay, purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except a scheduled repayment of principal or a payment of principal at stated maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed

     Charge Coverage Ratio test set forth in the first paragraph of the covenant described under "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and

          (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture, does not exceed the sum of, without duplication, (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit or loss, less 100% of such deficit or loss), plus (ii) to the extent not included in the amount described in clause (i) above, 100% of the aggregate net cash proceeds and the fair market value of marketable securities (as determined in good faith by the Company) received after the date of the Indenture by the Company from the issue or sale of, or from additional capital contributions in respect of, Equity Interests of the Company (but excluding cash proceeds and marketable securities received from the sale of Equity Interests to members of management or directors of the Company and its Restricted Subsidiaries after the Issue Date to the extent such amounts have been applied to make Restricted Payments in accordance with clause
     (vi) of the next succeeding paragraph) or of debt securities of the Company that have been converted into or exchanged for Equity Interests of the Company (other than Equity Interests (or debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into or exchanged for Disqualified Stock), plus (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold to an unaffiliated purchaser for cash or marketable securities or otherwise liquidated or repaid for cash or marketable securities, the lesser of the cash proceeds and/or the fair market value of such marketable securities (as determined in good faith by the Company), as the case may be, and the amount of the Restricted Investment, which amount was included in the calculation of the amount of Restricted Payments, plus (iv) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (A) payments of dividends or interest or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries, (B) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries or (C) the receipt of proceeds by the Company or any Restricted Subsidiary from the sale or other disposition of any portion of any Investment in an Unrestricted Subsidiary not to exceed the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments under this clause (c) and not otherwise included in the calculation of Consolidated Net Income, plus (v) $5.0 million.

     The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the making of any Restricted Investment in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of, or from substantially concurrent additional capital contributions in respect of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such cash proceeds that are utilized for any such Restricted Investment shall be excluded from clause
(c)(ii) of the preceding paragraph; (iii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of, or from substantially concurrent additional capital contributions (other than from a Subsidiary of the Company) in respect of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (iv) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from (X) an incurrence of Permitted Refinancing Indebtedness or (Y) the substantially concurrent sale (other than to a Subsidiary of the Company) of, or from substantially concurrent additional capital contributions (other than from a Subsidiary of the Company) in respect of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such defeasance, redemption or repurchase shall be excluded from clause (c)(ii) of the preceding paragraph;
(v) any dividend or other distribution made by any Wholly Owned Subsidiary of the Company to another Wholly Owned Subsidiary of the Company or to the Company; and (vi) the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Company held by any future, present or former employee or director of the Company or any of the Company's Restricted Subsidiaries pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement in connection with the termination of such person's employment for any reason (including by reason of death or disability); provided, however, that the aggregate Restricted Payments made under this clause (vi) do not exceed in any calendar year $2.5 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $7.5 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds received by the Company from the sale of Equity Interests of the Company to members of management or directors of the Company and its Restricted Subsidiaries that occurs after the Issue Date (to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of the preceding paragraph (c)), plus
(B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date, less (C) the amount of any Restricted Payments made pursuant to clauses (A) and (B) of this subparagraph
(vi); provided however that in the case of any transaction described in clauses
(ii) through (iv) and clause (vi) no Default or Event of Default will have occurred and be continuing immediately after such transaction. In determining the aggregate amount of Restricted Payments made after the date of the Indenture, 100% of the amounts expended pursuant to the foregoing clauses (i) and (vi) shall be included in such calculation and none of the amounts expended pursuant to the foregoing clauses (ii), (iii), (iv) and (v) shall be included in such calculation.

     As of the date hereof and as of the issue date of the Notes, all of the Company's Subsidiaries were Restricted Subsidiaries. The Board of Directors may designate any Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

     The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or the applicable Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company will deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculation required by this covenant were computed, which calculations may be based upon the Company's latest available financial statements.

  Incurrence of Indebtedness and Issuance of Preferred Stock

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness) and that the Company will not issue any shares of Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock if: (i) the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.5 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period; and (ii) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof.

     The foregoing provisions will not apply to:

          (i) the incurrence by the Company of Indebtedness under the Credit Agreement, so long as the aggregate principal amount of all Indebtedness outstanding under the Credit Agreement does not, at any one time, exceed the greater of (i) $150 million (less any amounts outstanding under the Credit Agreement on the Issue Date after giving effect to the repayment of Indebtedness under the Credit Agreement from the proceeds of the Offering) (or, if there is any permanent reduction in the aggregate principal amount permitted to be borrowed under the Credit Agreement, such lesser aggregate principal amount) and (ii) 30% of Adjusted Consolidated Net Tangible Assets determined immediately after the incurrence of such Indebtedness (including the application of the proceeds therefrom);

          (ii) the incurrence by the Company of Indebtedness represented by the Notes or by the Restricted Subsidiaries of Subsidiary Guarantees;

          (iii) the guarantee by any Subsidiary Guarantor of any Indebtedness that is permitted by the Indenture to be incurred by the Company at the time such Indebtedness was incurred;

          (iv) the incurrence by the Company or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness of such entity that was permitted by the Indenture to be incurred (including Indebtedness previously incurred pursuant to this clause (iv), but excluding Indebtedness under clauses (i), (iii), (v),
     (vi), and (ix));

          (v) the incurrence by the Company or any Restricted Subsidiary of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries or between or among any Restricted Subsidiary; provided, however, that (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be; provided, further, that if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinate to the payment in full of all Obligations with respect to the Notes;

          (vi) the incurrence, assumption or creation of Hedging Obligations of the Company or a Restricted Subsidiary pursuant to interest rate protection obligations, but only to the extent that the stated aggregate notional amounts of such obligations do not exceed 105% of the aggregate principal amount of the Indebtedness covered by such interest rate protection obligations; the incurrence, assumption or creation of Hedging Obligations under currency exchange contracts entered into in the ordinary course of business for the purpose of limiting risks that arise in the ordinary course of business of the Company and its Restricted Subsidiaries; and the incurrence, assumption or creation of hedging arrangements that the Company or a Restricted Subsidiary enters into in the ordinary course of business in the Oil and Gas Business for the purpose of protecting its production against fluctuations in oil or natural gas prices;

          (vii) Indebtedness or Disqualified Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into a Restricted Subsidiary in accordance with the terms of the Indenture; provided that such Indebtedness or Disqualified Stock is not incurred in contemplation of such acquisition or merger; and provided further that after giving effect to such acquisition, the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant;

          (viii) all Indebtedness of the Company and its Restricted Subsidiaries in existence on the date of the Indenture; and

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

          (ix) the incurrence by the Company and its Restricted Subsidiaries of Indebtedness in an aggregate principal amount of up to $40 million (which shall be in addition to amounts which may be incurred pursuant to clauses
     (i) through (viii) above).

     In the event that Indebtedness falls within more than one category of permitted Indebtedness under the Indenture, the Company will determine the applicable category and such Indebtedness will only be counted once. If Indebtedness is issued at less than the principal amount thereof, the amount of such Indebtedness for purposes of the above limitations shall equal the amount of the liability as determined in accordance with GAAP.

     The Indenture provides that the Company will not permit any Unrestricted Subsidiary to incur any Indebtedness other than Non-Recourse Debt; provided, however, if any such Indebtedness ceases to be Non-Recourse Debt, such event shall be deemed to constitute an incurrence of Indebtedness by the Company or a Restricted Subsidiary.

  No Layering

     The Indenture provides that (i) the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes and (ii) the Subsidiary Guarantors, if any, will not directly or indirectly incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to Senior Debt and senior in any respect in right of payment to the Subsidiary Guarantees, if any; provided, however, that the foregoing limitations will not apply to distinctions between categories of Indebtedness that exist by reason of any Liens arising or created in accordance with the provisions of the Indenture in respect of some but not all such Indebtedness.

  Liens

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien securing Indebtedness of any kind (other than Permitted Liens) upon any of its property or assets, now owned or hereafter acquired, unless all payments under the Notes are secured by such Lien prior to, or (if such Indebtedness is pari passu with the Notes) on an equal and ratable basis with, the Indebtedness so secured for so long as such Indebtedness is secured by such Lien.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i) (a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the Credit Agreement as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Credit Agreement as in effect on the date of the Indenture, (c) the Indenture and the Notes, (d) any instrument governing Acquired Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Acquired Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the

Person, so acquired, provided that the Consolidated Cashflow of such Person is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture, (e) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (f) by reason of customary non-assignment provisions in leases and licenses entered into in the ordinary course of business and consistent with past practices, (g) agreements relating to the financing of the acquisition of real or tangible personal property acquired after the date of the Indenture, provided, that such encumbrance or restriction relates only to the property which is acquired and in the case of any encumbrance or restriction that constitutes a Lien, such Lien constitutes a Purchase Money Lien, (h) applicable law or (i) customary restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale.

  Transactions with Affiliates

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is in the ordinary course of business, (ii) the terms of such Affiliate Transaction are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and are at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties and (iii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction entered into after the date of the Indenture involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clauses (i) and (ii) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing; provided that the following will not be deemed to be Affiliate
Transactions: (a) reasonable fees and compensation paid to, and indemnity provided on behalf of, officers and directors of the Company or any Restricted Subsidiary as determined in good faith by the appropriate Board of Directors or senior management; (b) transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the Indenture and which comply with the terms of clause (ii) above; (c) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary (including, without limitation, any such employment agreements entered into prior to the date of the Indenture); (d) transactions between or among the Company and/or its Restricted Subsidiaries; (e) Restricted Payments and Permitted Investments that are permitted by the provisions of the Indenture described above under the caption "-- Restricted Payments" and the definition of Permitted Investment; and (f) any contracts, agreements or understandings existing as of the date of the Indenture and any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto or any replacement agreement thereof so long as any such amendment or replacement agreement is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the date of the Indenture).

  Limitation as to Unrestricted Subsidiaries

     The Indenture provides that the Company will not permit any Unrestricted Subsidiary to create, assume, incur, guarantee or otherwise become liable in respect of any Indebtedness except Non-Recourse Debt. The Company and its Restricted Subsidiaries will not designate, create or purchase any Unrestricted Subsidiary, unless the Board of Directors of the Company shall have made a determination (as set forth in the resolution approving such designation, creation or purchase) that the designation, creation and operation of the Unrestricted Subsidiary is not reasonably expected to materially and adversely affect the financial condition, business, or operations of the Company and its Restricted Subsidiaries taken together as a whole (which resolution shall be conclusive evidence of compliance with this provision).

  Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

     (a) The Indenture provides that the Company will not permit any Restricted Subsidiary to guarantee the payment of any Indebtedness of the Company unless
(i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee of such Restricted Subsidiary except that with respect to a guarantee of Indebtedness of the Company (A) if the Notes are subordinated in right of payment to such Indebtedness, the Subsidiary Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness under the Indenture and (B) if such Indebtedness is by its express terms subordinated in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary's Subsidiary Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes; (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee of the Notes; and (iii) such Restricted Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that (A) such Subsidiary Guarantee has been duly executed and authorized and (B) such Subsidiary Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity; provided that this paragraph (a) shall not be applicable to any guarantee of any Restricted Subsidiary (x) that
(A) existed at the time such Person became a Restricted Subsidiary of the Company and (B) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company or (y) that guarantees the payment of Obligations of the Company under the Credit Agreement or any other Senior Debt of the Company and any refunding, refinancing or replacement thereof, in whole or in part, provided that such refunding, refinancing or replacement thereof constitutes Senior Debt of the Company.

     (b) Notwithstanding the foregoing and the other provisions of the Indenture, any Subsidiary Guarantee shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary whether by way of merger, consolidation or otherwise (which sale, exchange or transfer is not prohibited by the Indenture), provided that the Net Proceeds of such sale or other disposition are applied in accordance with the covenant described under the caption "Repurchase at the Option of Holders -- Asset Sales," or (ii) the release or discharge of the guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such guarantee.

  Line of Business

     The Company will not, and will not permit any Subsidiary to, engage in any line of business other than the Oil and Gas Business, except to the extent as would not be material to the Company and its Subsidiaries taken as a whole.

  Reports

     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes, within 15 days after it is or would have been required to file such with the Commission, (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-K and 10-Q if the Company was required to file such Forms, including a "Management's Discussion and Analysis of

Financial Condition and Results of Operations" and, with respect to the annual information only, reports thereon by the certified independent accountants of the Company and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company was required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file copies of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, until the effectiveness of the registration statement relating to the Exchange Offer pursuant to the Registration Rights Agreement, it will furnish to the Holders and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

  Merger, Consolidation, or Sale of Assets

     The Indenture provides that the Company shall not, in a single transaction or series of related transactions, consolidate or merge with or into (whether or not the Company is the surviving corporation), or directly and/or indirectly through its Restricted Subsidiaries sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets determined on a consolidated basis for the Company and its Restricted Subsidiaries taken as a whole in one or more related transactions, to another Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made, is a corporation organized or existing under the laws of one of the states of the United States or the District of Columbia; (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the obligations of the Company, under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; (iv) the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and (v) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel addressed to the Trustee with respect to the foregoing matters. Each Subsidiary Guarantor, if any, unless it is the other party to the transactions described above, shall have confirmed by supplemental indenture that its Subsidiary Guarantee shall apply to such Person's obligations under the Indenture and the Notes. Subject to the provisions of the succeeding sentence relating to sales of Subsidiary Guarantors, the Indenture provides that no Subsidiary Guarantor may consolidate with, or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person other than the Company or another Subsidiary Guarantor whether or not affiliated with such Subsidiary Guarantor, unless (i) subject to the provisions of the following sentence, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee in respect of the Notes, the Indenture and the Guarantees; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel addressed to the Trustee with respect to the foregoing matters. The Indenture provides that in the event of a sale or other disposition of all or substantially all of the assets of a Subsidiary Guarantor to a third party, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of a Subsidiary Guarantor, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the Capital Stock of such Subsidiary Guarantor) or the Person acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor) will be released from and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the covenant described under the caption "Repurchase at the Option of Holders -- Asset Sales." Further, notwithstanding the foregoing, the merger of the Company with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction shall be permitted.

EFFECTIVENESS OF COVENANTS

     The covenants described under "-- Restricted Payments," "-- Incurrence of Indebtedness and Issue of Preferred Stock" "-- No Layering," "-- Liens,"
"-- Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries," "-- Transactions with Affiliates" and "-- Limitation as to Unrestricted Subsidiaries," will no longer be in effect upon the Company reaching Investment Grade Status.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes; (ii) default in payment when due of the principal of or premium, if any, on the Notes; (iii) failure by the Company to comply with the provisions described under the captions
"-- Repurchase at the Option of Holders -- Change of Control," "-- Repurchase at the Option of Holders -- Asset Sales," "-- Restricted Payments," or "-- Merger, Consolidation or Sale of Assets"; (iv) failure by the Company or a Subsidiary Guarantor, if any, for 60 days after notice from the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes to comply with any of its other agreements in the Indenture or the Notes; (v) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or a Subsidiary, or any Person acting on behalf of such Subsidiary, shall deny or disaffirm its obligations under its Subsidiary Guarantee; (vi) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Wholly Owned Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default unless being contested in good faith by appropriate proceedings (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more; (vii) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries or group of Restricted Subsidiaries that, together taken (as of the latest audited consolidated financial statements for the Company and its Subsidiaries), would constitute a Significant Subsidiary.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Subsidiaries), would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, premium and Liquidated Damages, if any, on the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company, as such, will have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its and the Subsidiary Guarantors' obligations, if any, discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company will have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company will have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default will have occurred and be continuing on the date of such deposit (other than a Default or

Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that on the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of the Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture, the Notes or the Subsidiary Guarantees, if any, may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and, subject to certain exceptions, any existing default or compliance with any provision of the Indenture, the Notes or the Subsidiary Guarantees, if any, may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption
"-- Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest or Liquidated Damages, if any, on any Note,
(iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes from a non payment default by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest or Liquidated Damages, if any, on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption
"-- Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of the Indenture (which relate to subordination) will require the consent of the Holders of at least 66 2/3% in principal amount of Notes then outstanding if such amendment would adversely affect the rights of Holders of such Notes. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Debt then outstanding unless the holders of such Senior Debt (or any group or representative thereof authorized to give a consent) consent to such change.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture, the Notes or the Subsidiary Guarantees, if any, to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's or any Subsidiary Guarantor's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes (including additional Subsidiary Guarantees) or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act or to provide for the succession of a successor Trustee.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days or apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default will occur (which will not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY; DELIVERY; FORM AND TRANSFER

     The Old Notes held by Qualified Institutional Buyers are in the form of one registered global note without interest coupons (the "U.S. Global Note"). The U.S. Global Note was deposited on the date of the closing of the sale of the Old Notes with the Trustee, as custodian for The Depository Trust Company ("DTC"), in New York, New York, and will continue to be registered in the name of DTC or its nominee, in each case for credit to the accounts of DTC's Direct and Indirect Participants (as defined below). The Old Notes sold in offshore transactions in reliance on Regulation S, if any, are in the form of one registered, global book-entry note without interest coupons (the "Reg S Global Note"). The Reg S Global Note was deposited with the Trustee, as custodian for DTC, in New York, New York, and registered in the name of a nominee of DTC (a "Nominee") for credit to the accounts of Indirect Participants at the Euroclear System ("Euroclear") and Cedel Bank, societe anonyme ("CEDEL"). During the 40-day period commencing on the day after the later of the offering date and the original Issue Date (as defined) of the Notes (the "40-Day Restricted Period"), beneficial interests in the Reg S Global Note may be held only through Euroclear or CEDEL. The U.S. Global Note and the Reg S Global Note are referred to herein together as the "Global Old Notes."

     The Exchange Notes also will be issued in the form of one or more Global Notes (the "Global Exchange Notes" and, together with the Global Old Notes, the "Global Notes"). The Global Exchange Notes will be deposited on the original date of issuance of the Exchange Notes with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee.

     The Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee in certain limited circumstances. Beneficial interests in the Global Notes may be exchanged for Notes in certificated form in certain limited circumstances. See
"-- Transfer of Interests in Global Notes for Certificated Notes."

     Initially, the Trustee will act as Paying Agent and Registrar. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

  Depositary Procedures

     DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Direct Participants") and to facilitate the clearance and settlement of transactions in those securities between Direct Participants through electronic book-entry changes in accounts of Direct Participants. The Direct Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations, including Euroclear and Cedel. Access to DTC's system is also available to other entities that clear through or maintain a direct or indirect, custodial relationship with a Direct Participant (collectively, the "Indirect Participants"). DTC may hold securities beneficially owned by other persons only through the Direct Participants or Indirect Participants and such other persons' ownership interest and transfer of ownership interest will be recorded only on the records of the Direct Participant and/or Indirect Participant, and not on the records maintained by DTC.

     DTC has also advised the Company that, pursuant to DTC's procedures, (i) upon deposit of the Global Notes, DTC will credit the accounts of the Direct Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes allocated by the Initial Purchasers to such Direct Participants, and (ii) DTC will maintain records of the ownership interests of such Direct Participants in the Global Notes and the transfer of ownership interests by and between Direct Participants. DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, Indirect Participants or other owners of beneficial interests in the Global Notes. Direct Participants and Indirect Participants must maintain their own records of the ownership interests of, and the transfer of ownership interests by and between, Indirect Participants and other owners of beneficial interests in the Global Notes.

     Investors in the U.S. Global Notes may hold their interests therein directly through DTC if they are Direct Participants in DTC or indirectly through organizations that are Direct Participants in DTC. Investors in the Reg S Global Notes may hold their interests therein directly through Euroclear or CEDEL or indirectly through organizations that are participants in Euroclear or CEDEL. After the expiration of the 40-Day Restricted Period (but not earlier), investors may also hold interests in the Reg S Global Notes through organizations other than Euroclear and CEDEL that are Direct Participants in the DTC system. Morgan Guaranty Trust Company of New York, Brussels office is the operator and depository of Euroclear and Citibank, N.A. is the operator and depository of CEDEL (each a "Nominee" of Euroclear and CEDEL, respectively). Therefore, they will each be recorded on DTC's records as the holders of all ownership interests held by them on behalf of Euroclear and CEDEL, respectively. Euroclear and CEDEL will maintain on their records the ownership interests, and transfers of ownership interests by and between, their own customers' securities accounts. DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, customers of Euroclear or CEDEL. All ownership interests in any Global Notes, including those of customers' securities accounts held through Euroclear or CEDEL, may be subject to the procedures and requirements of DTC.

     The laws of some states require that certain persons take physical delivery in definitive, certificated form, of securities that they own. This may limit or curtail the ability to transfer beneficial interests in a Global Note to such persons. Because DTC can act only on behalf of Direct Participants, which in turn act on behalf of Indirect Participants and others, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that are not Direct Participants in DTC, or to otherwise take actions in respect of such interests, may be affected by the lack of physical certificates evidencing such interests. For certain other restrictions on the transferability of the Notes see "-- Transfers of Interests in Global Notes for Certificated Notes."

     EXCEPT AS DESCRIBED IN "-- TRANSFERS OF INTERESTS IN GLOBAL NOTES FOR CERTIFICATED NOTES," OWNERS OF BENEFICIAL INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL

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

DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

     Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes are registered (including Notes represented by Global Notes) as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever. Payments in respect of the principal, premium, Liquidated Damages, if any, and interest on Global Notes registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee as the registered holder under the Indenture. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Direct Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Direct Participant's or Indirect Participant's records relating to the beneficial ownership interests in any Global Note or (ii) any other matter relating to the actions and practices of DTC or any of its Direct Participants or Indirect Participants.

     DTC has advised the Company that its current payment practice (for payments of principal, interest and the like) with respect to securities such as the Notes is to credit the accounts of the relevant Direct Participants with such payment on the payment date in amounts proportionate to such Direct Participant's respective ownership interests in the Global Notes as shown on DTC's records. Payments by Direct Participants and Indirect Participants to the beneficial owners of the Notes will be governed by standing instructions and customary practices between them and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or its Direct Participants or Indirect Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Notes for all purposes.

     The Global Notes will trade in DTC's Same-Day Funds Settlement System and, therefore, transfers between Direct Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in immediately available funds. Transfers between Indirect Participants (other than Indirect Participants who hold an interest in the Notes through Euroclear or CEDEL) who hold an interest through a Direct Participant will be effected in accordance with the procedures of such Direct Participant but generally will settle in immediately available funds. Transfers between and among Indirect Participants who hold interests in the Notes through Euroclear and CEDEL will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between Direct Participants in DTC, on the one hand, and Indirect Participants who hold interests in the Notes through Euroclear or CEDEL, on the other hand, will be effected by Euroclear's or CEDEL's respective Nominee through DTC in accordance with DTC's rules on behalf of Euroclear or CEDEL; however, delivery of instructions relating to crossmarket transactions must be made directly to Euroclear or CEDEL, as the case may be, by the counterparty in accordance with the rules and procedures of Euroclear or CEDEL and within their established deadlines (Brussels time for Euroclear and UK time for CEDEL). Indirect Participants who hold interest in the Notes through Euroclear and CEDEL may not deliver instructions directly to Euroclear's or CEDEL's Nominee. Euroclear or CEDEL will, if the transaction meets its settlement requirements, deliver instructions to its respective Nominee to deliver or receive interests on Euroclear's or CEDEL's behalf in the relevant Global Note in DTC, and make or receive payment in accordance with normal procedures for same-day fund settlement applicable to DTC.

     Because of time zone differences, the securities accounts of an Indirect Participant who holds an interest in the Notes through Euroclear or CEDEL purchasing an interest in a Global Note from a Direct Participant in DTC will be credited, and any such crediting will be reported to Euroclear or CEDEL during the European business day immediately following the settlement date of DTC in New York. Although recorded in DTC's accounting records as of DTC's settlement date in New York, Euroclear and CEDEL customers will not have access to the cash amount credited to their accounts as a result of a sale of an interest in a Reg S Global Note to a DTC Participant until the European business day for Euroclear or CEDEL immediately following DTC's settlement date.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Direct Participants to whose account interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Direct Participant or Direct Participants has or have given direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange Global Notes (without the direction of one or more of its Direct Participants) for legended Notes in certificated form, and to distribute such certificated forms of Notes to its Direct Participants. See
"-- Transfers of Interests in Global Notes for Certificated Notes."

     Although DTC, Euroclear and CEDEL have agreed to the foregoing procedures to facilitate transfers of interests in the Reg S Global Note and in the U.S. Global Note among Direct Participants, Euroclear and CEDEL, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Initial Purchasers or the Trustee will have any responsibility for the performance by DTC, Euroclear or CEDEL or their respective Direct and Indirect Participants of their respective obligations under the rules and procedures governing any of their operations.

     The information in this section concerning DTC, Euroclear and CEDEL and their book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     Transfers of Interests in One Global Note for Interests in Another Global Note

     Prior to the expiration of the 40-Day Restricted Period, an Indirect Participant who holds an interest in the Reg S Global Note through Euroclear or CEDEL will be permitted to transfer its interest to a U.S. Person who takes delivery in the form of an interest in U.S. Global Notes only if such exchange occurs in connection with a transfer of the Notes pursuant to Rule 144A and the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that the Notes are being transferred to a person who the transferor reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A, purchasing for its own account or the account of a "qualified institutional buyer" in a transaction meeting the requirements of Rule 144A and in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

     Beneficial interests in a U.S. Global Note may be transferred to a person who takes delivery in the form of an interest in the Reg S Global Note, only if the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S and if requested by the Company or the Trustee, the delivery of an opinion of counsel, certification and/or other information satisfactory to them. If such transfer occurs prior to the expiration of the 40-Day Restricted Period, the interest transferred will be held immediately thereafter through Euroclear or CEDEL.

     Transfers involving an exchange of a beneficial interest in the Reg S Global Note for a beneficial interest in the U.S. Global Note or vice versa will be effected by DTC by means of an instruction originated by the Trustee through DTC/Deposit Withdraw at Custodian (DWAC) system. Accordingly, in connection with such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the one Global Note and a corresponding increase in the principal amount of the other Global Note, as applicable. Any beneficial interest in the one Global Note that is transferred to a person who takes delivery in the form of the other Global Note will, upon transfer, cease to be an interest in such first Global Note and become an interest in such other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

     Transfers of Interests in Global Notes for Certificated Notes

     An entire Global Note may be exchanged for definitive Notes in registered, certificated form without interest coupons ("Certificated Notes") if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company thereupon fails to appoint a successor depositary within 90 days or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes or (iii) there shall have occurred and be continuing a Default or an Event of Default with respect to the Notes. In any such case, the Company will notify the Trustee in writing that, upon surrender by the Direct and Indirect Participants of their interest in such Global Note, Certificated Notes will be issued to each person that such Direct and Indirect Participants and the DTC identify as being the beneficial owner of the related Notes.

     Beneficial interests in Global Notes held by any Direct or Indirect Participant may be exchanged for Certificated Notes upon request to DTC, by such Direct Participant (for itself or on behalf of an Indirect Participant), to the Trustee in accordance with customary DTC procedures. Certificated Notes delivered in exchange for any beneficial interest in any Global Note will be registered in the names, and issued in any approved denominations, requested by DTC on behalf of such Direct or Indirect Participants (in accordance with DTC's customary procedures).

     In all cases described herein, such Certificated Notes will bear the restrictive legend referred to in "Notice to Investors," unless the Company determines otherwise in compliance with applicable law.

     Neither the Company nor the Trustee will be liable for any delay by the holder of any Global Note or DTC in identifying the beneficial owners of Notes, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the Global Note or DTC for all purposes.

     Transfers of Certificated Notes for Interests in Global Notes

     Certificated Notes may only be transferred if the transferor first delivers to the Trustee a written certificate (and, in certain circumstances, an opinion of counsel) confirming that, in connection with such transfer, it has complied with the restrictions on transfer described under "Notice to Investors."

     Same Day Settlement and Payment

     The Indenture requires that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available same day funds to the accounts specified by the holder of interests in such Global Note. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available same day funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The Company expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

GOVERNING LAW; CONSENT TO JURISDICTION AND SERVICE

     The Indenture, the Notes and the Subsidiary Guarantees will be governed by the laws of the State of New York, without regard to the principles of conflicts of laws.

     The Indenture provides that the Company will appoint CT Corporation as the Company's agent for service of process in any suit, action or proceeding with respect to the Indenture, the Notes or the Subsidiary Guarantees and for any actions brought under U.S. federal or state securities laws brought in any U.S. federal or state court located in the City of New York and submit to such jurisdiction.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture and the foregoing summary of the terms of the Notes. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary or is designated a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Adjusted Consolidated Net Tangible Assets" means (without duplication), as of the date of determination, (A) the sum of (i) discounted future net cash flows from proved oil and gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with Commission guidelines (before any federal or state income tax), as estimated by independent petroleum engineers as of a date no earlier than the date of the Company's latest annual consolidated financial statements (or, in the case that the date of determination is after the end of the first fiscal quarter of the Company's the fiscal year, as estimated by the Company's engineers as of a date no earlier than the end of the most recent fiscal quarter, which estimates shall be confirmed in writing by a report by independent petroleum engineers in accordance with Commission guidelines in the event of a Material Change if the amount of Adjusted Consolidated Net Tangible Assets is required to be computed under the Indenture), (ii) the Net Working Capital on a date no earlier than the date of the Company's latest consolidated annual or quarterly financial statements, and
(iii) with respect to each other tangible asset of the Company or its Restricted Subsidiaries, the greater of (a) the net book value of such other tangible asset on a date no earlier than the date of the Company's latest consolidated annual or quarterly financial statements, and (b) (A) the appraised value, as estimated by a qualified independent appraiser, of such other tangible asset, as of a date no earlier than the date that is three years prior to the date of determination (or such later date on which the Company shall have a reasonable basis to believe that there has occurred a material decrease in value since the determination of such appraised value), minus (B) minority interests.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback, including any disposition by means of a merger, consolidation or similar transaction and including the issuance, sale or other transfer of any of the capital stock of any Restricted Subsidiary of such person) other than to the Company or to any of its Wholly Owned Subsidiaries (including the receipt of proceeds of insurance paid on account of the loss of or damage to any asset and awards of compensation for any asset taken by condemnation, eminent domain or similar proceeding, but excluding the receipt of proceeds of business interruption insurance or environmental damage insurance or similar types of policies) that have a fair market value (as determined in good faith by the Board of Directors) in excess of $1.0 million or for net cash proceeds in excess of $1.0 million; and (ii) the issuance of Equity Interests in any Restricted Subsidiary or Unrestricted Subsidiary or the sale of any Equity Interests in any Restricted Subsidiary or Unrestricted Subsidiary, in each case, in one or a series of related transactions, provided, that notwithstanding the foregoing, the term "Asset Sale" shall not include: (a) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company, as permitted pursuant to the covenant described under "Merger, Consolidation or Sale of Assets," (b) the abandonment, farmout, lease or sublease of developed or undeveloped oil and gas properties in the ordinary course of business, (c) a transfer of assets by the Company to a Wholly Owned Subsidiary of the Company or by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owned Subsidiary of the Company, (d) an issuance of Equity Interests by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owned Subsidiary of the Company, (e) the making of Permitted Investments, (f) any cash dividend, distribution, Investment or payment made pursuant to the first or second paragraph of the "Restricted Payments" covenant,
(g) the trade or exchange by the Company or any Restricted Subsidiary of the Company of any oil and gas property or interest therein owned or held by the Company or such Restricted Subsidiary for any oil and gas property or interest therein owned or held by another Person, including any cash or Cash Equivalents necessary in order to achieve an exchange of equivalent value; provided that any such cash or Cash Equivalents received by the Company or such Restricted Subsidiary will be subject to the provisions described in the second paragraph under "-- Repurchase at the Option of Holders -- Asset Sales," which the Board of Directors of the Company determine in good faith to be of approximately equivalent value, (h) the sale or transfer of hydrocarbons or other mineral products or surplus or obsolete equipment in the ordinary course of business,
(i) the sale of oil and gas properties in connection with tax credit transactions complying with sec. 29 of the Internal Revenue Code or (j) the sale or transfer (whether or not in the ordinary course of business) of any oil and gas property or interest therein to which no proved reserves are attributable at the time of such sale or transfer.

     "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended, to the extent the lease payments during such extension period are required to be capitalized on a balance sheet as a liability in accordance with GAAP).

     "Board of Directors" means the Board of Directors of the Company, or any authorized committee of the Board of Directors.

     "Business Day" means any day other than a Legal Holiday.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of a limited liability company or similar entity, any membership or similar interests therein, (iii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iv) in the case of a partnership, partnership interests (whether general or limited) and (v) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (ii) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million, (iii) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (i) and (ii) above entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper having a rating of at least P1 from Moody's Investors Service, Inc. (or its successor) or a rating of at least A1 from Standard & Poor's Ratings Services (or its successor) and (v) investments in money market or other mutual funds all of whose assets comprise securities of types described in clauses (i) through (iv) above.

     "Commission" means the Securities and Exchange Commission.

     "Consolidated Cashflow" means, with respect to the Company and its Restricted Subsidiaries for any period, the sum of, without duplication, (i) the Consolidated Net Income for such period, plus (ii) to the extent deducted from Consolidated Net Income for such period, the Fixed Charges for such period plus (iii) Consolidated Income Taxes for such period, plus (iv) consolidated depreciation, amortization, depletion and other non-cash charges of the Company and its Restricted Subsidiaries required to be reflected as expenses on the books and records of the Company, and (v) excluding the impact of foreign currency translations. Notwithstanding the foregoing, Consolidated Income Taxes of, and the depreciation, depletion and amortization and other non-cash charges of, a Restricted Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated Cashflow only to the extent that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

     "Consolidated Income Taxes" means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof, (ii) the Net Income of, or any dividends or other distributions from, any Unrestricted Subsidiary, to the extent otherwise included, shall be excluded, whether or not distributed to the Company or one of its Restricted Subsidiaries, (iii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iv) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, and (v) the cumulative effect of a change in accounting principles shall be excluded.

     "Credit Agreement" means, collectively, (i) that certain Credit Agreement, as in effect on the date of the Indenture, by and among the Company, the lenders that may be from time to time parties thereto and Chase Bank of Texas, National Association (formerly known as Texas Commerce Bank National Association), as agent, as the foregoing may from time to time be amended, renewed, supplemented or otherwise modified at the option of the parties thereto, including increases in the principal amount thereof; and (ii) any successors to or replacements of (as designated by the Board of Directors of the Company in its sole judgment, and evidenced by a resolution) such Credit Agreement, as such successors or replacements may from time to time be amended, renewed, supplemented, modified or replaced, including increases in the principal amount thereof.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Depositary" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in the Indenture as the Depositary with respect to the Notes, until a successor shall have been appointed and become such Depositary pursuant to the applicable provision of the Indenture, and, thereafter, "Depositary" shall mean or include such successor.

     "Designated Senior Debt" means (i) the Credit Agreement and (ii) any Senior Debt permitted under the Indenture which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Debt as "Designated Senior Debt" for purposes of the Indenture.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event, matures or is mandatorily redeemable (other than in connection with a Change of Control or Asset Sale) for any consideration other than Capital Stock, pursuant to a sinking fund obligation or otherwise, is convertible or is exchangeable for Indebtedness or Disqualified Stock or redeemable (other than in connection with a Change of Control or Asset Sale) for any consideration other than Capital Stock at the option of the holder thereof, in whole or in part, in each case on or prior to the date that is 91 days after (x) the date on which the Notes mature or (y) on which there are no Notes outstanding.

     "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Equity Offering" means any public or private offering (other than on Form S-8 or any other form relating to securities issuable under any benefit plan of the Company) of Equity Interests other than Disqualified Stock of the Company or any successor by merger to the Company.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Exchange Offer" means the offer that may be made by the Company pursuant to the Registration Rights Agreement to exchange new Notes for Notes.

     "Existing Indebtedness" means the Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture, until such amounts are repaid.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), and (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon), and (iv) the product of (a) all dividend payments, whether or not in cash (other than any such non-cash dividend in the form of Equity Interests which do not provide for the payment of cash dividends prior to any stated maturity of the principal of the Notes), on any series of preferred stock of any such Person or one of its Restricted Subsidiaries payable to a party other than the Company or a Wholly Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cashflow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees, redeems or repays any Indebtedness (other than the incurrence or repayment of revolving credit borrowings used for working capital, except to the extent that a repayment is accompanied by a permanent reduction in revolving credit commitments) or issues preferred stock subsequent to the commencement of the four-quarter reference period for which the Fixed Charge

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

Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption or repayment of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. For purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and shall give pro forma effect to the Consolidated Cashflow and Indebtedness and preferred stock of the Person which is the subject of any such acquisition and any cost savings or expense reductions attributable at the time of such computation or to be attributable in the future to such acquisition, shall be included in such computation, to the extent that such adjustments would be permitted under Article 11 of Regulation S-X and Consolidated Cashflow for such reference period shall be calculated without giving effect to clause (iv) of the proviso set forth in the definition of Consolidated Net Income, (ii) the net proceeds of Indebtedness incurred or Disqualified Stock issued by the referent Person pursuant to the first paragraph of the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have been received by the referent Persons or any of its Restricted Subsidiaries on the first day of the four-quarter reference period and applied to its intended use on such date, (iii) the Consolidated Cashflow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iv) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

     "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate or currency exchange swap agreements, interest rate or currency exchange cap agreements and interest rate or currency exchange collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange or interest rates.

     "Holder" means a Person in whose name a Note is registered on the Registrar's books.

     "Indebtedness" means, with respect to any Person, without duplication, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or in respect of any Production Payment or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than in the case of letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person), the maximum fixed repurchase price of Disqualified Stock issued by such Person in each case, if held by any Person other than the Company or a Wholly Owned Subsidiary of the Company, obligations of such Person in respect of production imbalances, Attributable Debt of such Person, and, to the extent not otherwise included, the guarantee by such Person of any indebtedness of any other Person; provided, however that indebtedness shall not include gas balancing liabilities incurred in the ordinary course of business and consistent with past practice.

     "Investment Grade Status," with respect to the Company, shall occur when the Notes receive a rating of "BBB-" or higher from Standard & Poor's Ratings Group or a rating of "Baa3" or higher from Moody's Investors Service, Inc.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations, but excluding trade credit), advances or capital contributions (excluding commission, travel, relocation and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that (i) Hedging Obligations, (ii) hedging agreements that such Person entered into in the ordinary course of business in the oil and gas industry for the purpose of protecting against fluctuations in oil or natural gas prices and otherwise in compliance with the Indenture, (iii) endorsements of negotiable instruments and documents in the ordinary course of business, (iv) Permitted Marketing Transactions and (v) an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of.

     "Issue Date" means the closing date for the sale and original issuance of the Notes under the Indenture.

     "Legal Holiday" means a Saturday, a Sunday or a day on which federal offices or banking institutions in the City of New York, in the city of the Corporate Trust Office of the Trustee, or at a place of payment are authorized by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday, payment may be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Liquidated Damages" means all liquidated damages owing pursuant to the Registration Rights Agreement.

     "Material Change" means an increase or decrease of more than 20% during a fiscal quarter in the discounted future net cash flows calculated in accordance with Commission guidelines (excluding changes that result solely from changes in prices) from proved oil and gas reserves of the Company and its Restricted Subsidiaries (before any federal or state income tax); provided, however, that the following will be excluded from the Material Change calculation: (i) any acquisitions during the quarter of oil and gas reserves that have been estimated by independent petroleum engineers and on which a report or reports exist, (ii) any reserves added during the quarter attributable to the drilling or recompletion of wells not included in previous reserve estimates, but which will be included in future quarters, and (iii) any disposition of properties existing at the beginning of such quarter that have been disposed of as provided in "-- Repurchase at the Option of Holders -- Asset Sales".

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP, and before reduction for non-cash preferred stock dividends, excluding, however,
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

(i) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain or loss.

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and net of any amounts required to be applied to the repayment of Indebtedness (other than Indebtedness under any Senior Debt) secured by a Lien on the asset or assets that were the subject of such Asset Sale.

     "Net Working Capital" means (i) all current assets of the Company and its Restricted Subsidiaries excluding cash and Cash Equivalents, minus (ii) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise), (ii) no default with respect to which (including any rights that the Holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity and (iii) the explicit terms of which provide that there is no recourse against any of the assets of the Company or its Restricted Subsidiaries.

     "Note Custodian" means the Trustee, as custodian with respect to the Global Notes, or any successor entity thereto.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Officer" means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice President of such Person.

     "Oil and Gas Business" means (i) the acquisition, exploration, exploitation, development, operation or disposition of interests in oil, gas or other hydrocarbon properties, (ii) the gathering, marketing, treating, processing, storage, selling, transporting or refining of any production from such interests or properties, (iii) any business relating to or arising from exploration for or development, production, gathering, marketing, treatment, processing, storage, sale, transportation or refining of oil, gas and other minerals and products produced in association therewith or (iv) any activity that is ancillary or necessary or desirable to facilitate the activities described in clauses (i) through (iii) of this definition.

     "Pari Passu Indebtedness" means Indebtedness that ranks pari passu in right of payment to the Notes.

     "Permitted Investments" means (a) any Investments in the Company or in a Restricted Subsidiary of the Company that is engaged in the Oil and Gas Business; (b) any Investments in Cash Equivalents; (c) Investments by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment (i) such Person becomes a Wholly Owned Subsidiary of the Company and such Person is engaged in the Oil and Gas Business or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned

Subsidiary of the Company that is engaged in the Oil and Gas Business; (d) Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described under "-- Repurchase at the Option of Holders -- Asset Sales"; (e) Investments by the Company or any of its Restricted Subsidiaries in cash in an aggregate amount not to exceed $10.0 million outstanding at any one time; (f) loans and advances to employees in the ordinary course of business for bona fide business purposes; (g) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any of its Subsidiaries or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any debtor; (h) any operating agreements, joint ventures, partnership agreements, working interests, royalty interests, mineral leases, processing agreements, farm-in agreements, farm-out agreements, contracts for the sale, transportation or exchange of oil and natural gas, unitization agreements, pooling arrangements, area of mutual interest agreements, production sharing agreements or other similar or customary agreements, transactions, properties, interests, or arrangements, and Investments and expenditures in connection therewith or pursuant thereto, in each case made or entered into in the ordinary course of the Oil and Gas Business, excluding, however, Investments in corporations; (i) accounts receivable created or acquired, and prepaid expenses arising, in the ordinary course of business; (j) Investments existing on the date of the Indenture; and (k) the incurrence, assumption or creation of Hedging Obligations and hedging arrangements that the Company or a Restricted Subsidiary of the Company enter into in the ordinary course of business in the oil and gas industry for the purpose of protecting its production against fluctuations in oil or natural gas prices and otherwise in compliance with the Indenture.

     "Permitted Liens" means (i) Liens securing Indebtedness of a Subsidiary or Liens securing Senior Debt that is outstanding on the date of issuance of the Notes and Liens securing Senior Debt that is permitted by the terms of the Indenture to be incurred; (ii) Liens in favor of the Company or any Restricted Subsidiary; (iii) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company and Liens on property or assets of a Subsidiary existing at the time it became a Subsidiary, provided that such Liens were in existence prior to the contemplation of the acquisition and do not extend to any assets other than the acquired property or the property of the acquired subsidiary; (iv) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance or other kinds of social security, or to secure the payment or performance of tenders, statutory or regulatory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including lessee or operator obligations under statutes, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state or federal lands or waters);
(v) Liens existing on the date of the Indenture; (vi) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (vii) statutory liens of landlords, mechanics, suppliers, vendors, warehousemen, carriers or other like Liens arising in the ordinary course of business; (viii) prejudgment liens and judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceeding that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired; (ix) Liens on, or related to, properties or assets to secure all or part of the costs incurred in the ordinary course of the Oil and Gas Business for the exploration, drilling, development, production, processing, transportation, marketing, storage or operation thereof; (x) Liens on pipeline or pipeline facilities that arise under operation of law; (xi) Liens arising under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-in agreements, farm-out agreements, division orders, contracts for the sale, transportation or exchange of oil or natural gas, unitization and pooling declarations and agreements, area of mutual interest agreements and other agreements that are customary in the Oil and Gas Business;
(xii) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases, (xiii) Liens securing the Notes; (xiv) Liens constituting survey exceptions, encumbrances, easements, and reservations of, and rights to others for, rights-of-way, zoning and other restrictions as to the use of real properties, and minor defects of title which, in the case of any of the foregoing, do not secure the payment of borrowed money, and in the aggregate do not materially adversely affect the value of the assets of the Company and its Restricted Subsidiaries, taken as a whole, or materially impair the use of such properties for the purposes of which such properties are held by the Company or such subsidiaries; and (xv) Liens not otherwise permitted by clauses (i) through (xiv) that are incurred in the ordinary course of business of the Company or any Subsidiary with respect to obligations that do not exceed $5 million at any one time outstanding.

     "Permitted Marketing Transaction" means (i) a transaction in which the Company or any Subsidiary of the Company either (a) establishes a position using New York Mercantile Exchange Crude Oil or Natural Gas Futures contracts to purchase hydrocarbons for future delivery to it or (b) purchases or commits to purchase hydrocarbons for future delivery to it, and contemporaneous with such purchase transaction either (1) establishes one or more positions using New York Mercantile Exchange Crude Oil or Natural Gas Futures contracts to resell at a date subsequent to such delivery date or (2) enters into a contract with a Person to resell at a date subsequent to such delivery date, a similar aggregate quantity and quality of hydrocarbons as so purchased by the Company or such Subsidiary, as applicable, at an aggregate price greater than the Indebtedness incurred for the hydrocarbons so purchased by the Company or such Subsidiary or
(ii) any other purchase by the Company or any Subsidiary of the Company of hydrocarbons for which the Company or such Subsidiary has contracts to sell.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that (i) the principal amount (or accredited value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the original principal amount (or then current accredited value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date at least as late as the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, or other business entity or government or agency or political subdivision thereof (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

     "Production Payments" means Dollar-Denominated Production Payments and Volumetric Production Payments, collectively.

     "Purchase Money Lien" means a Lien granted on an asset or property to secure a Purchase Money Obligation permitted to be incurred under the Indenture and incurred solely to finance the purchase, or the cost of construction or improvement, of such asset or property; provided however, that such Lien encumbers only such asset or property and is granted within 180 days of such acquisition.

     "Purchase Money Obligations" of any Person means any obligations of such Person to any seller or any other Person incurred or assumed to finance the purchase, or the cost of construction or improvement, of real or personal property to be used in the business of such Person or any of its Restricted Subsidiaries in an amount that is not more than 100% of the cost, or fair market value, as appropriate, of such property, and incurred within 90 days after the date of such acquisition (excluding accounts payable to trade creditors incurred in the ordinary course of business).

     "Registration Rights Agreement" means the Registration Rights Agreement, dated as of the date of the Indenture, by and among the Company and the Initial Purchasers, as such agreement may be amended, modified or supplemented from time to time.

     "Representative" means the indenture trustee or other trustee, client or representative for any senior Indebtedness.

     "Responsible Officer," when used with respect to the Trustee, means any officer of the Trustee with direct responsibility for the administration of the Indenture and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Senior Debt" means (i) indebtedness of the Company under or in respect of the Credit Agreement, whether for principal, interest (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law, whether or not the claim for such interest is allowed as a claim in such proceeding), reimbursement obligations, fees, commissions, expense, indemnities or other amounts, and (ii) any other Indebtedness permitted under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing sentence, Senior Debt will not include (v) Equity Interests, (w) any liability for federal, state, local or other taxes owned or owing by the Company, (x) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the Indenture. Senior Debt of a Subsidiary Guarantor has a correlative meaning (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law, whether or not the claim for such interest is allowed as a claim in such proceeding).

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Exchange Act, as such Regulation is in effect on the date hereof.

     "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other equity interests (including partnership interests) entitles (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person or (ii) one or more Subsidiaries of such Person.

     "Subsidiary Guarantee" means any guarantee of the obligations of the Company under the Indenture and the Notes by a Restricted Subsidiary in accordance with the provisions of the Indenture.

     "Subsidiary Guarantors" means any Restricted Subsidiary that incurs a Subsidiary Guarantee.

     "Trust Indenture Act" means the Trust Indenture Act of 1939 (15 U.S.C. sec.sec. 77aaa-77bbbb) as in effect on the date on which the Indenture is qualified under the Trust Indenture Act.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company which at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if
(a) such Subsidiary does not own any Capital Stock of, or own or hold any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; (b) all the Indebtedness of such Subsidiary and its

Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of NonRecourse Debt; (c) the Company certifies that such designation complies with the limitations of the "-- Restricted Payments" covenant; (d) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries; (e) such Subsidiary does not, directly or indirectly, own any Indebtedness of or Equity Interest in, and has no investments in, the Company or any Restricted Subsidiary; and (f) such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (1) to subscribe for additional Equity Interests of such Person or
(2) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers' certificate certifying that such designation complied with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred as of such date. The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could incur at least $1.00 of additional Indebtedness (excluding Permitted Indebtedness) pursuant to the first paragraph of the "-- Incurrence of Indebtedness and Issuance of Preferred Stock" covenant on a pro forma basis taking into account such designation.

     "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Voting Stock" of any entity means all classes of Capital Stock of such entity then outstanding and normally entitled to vote in the election of directors or all interests in such entity with the ability to control the management or actions of such entity.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares or shares required by applicable law to be held by third parties) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person. Unrestricted Subsidiaries shall not be included in the definition of Wholly Owned Subsidiary for any purposes of the Indenture.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain United States federal income tax consequences resulting from the acquisition, ownership and disposition of Notes by an initial beneficial owner of Notes. The tax treatment of the holders of the Notes may vary depending upon their particular situations. The legal conclusions expressed in this summary are based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings, all as in effect as of the date of this Offering Memorandum, and all of which are subject to change, either prospectively or retroactively. These authorities are subject to various interpretations and it is therefore possible that the tax treatment of the Notes may differ from the treatment described below. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders.

     This discussion deals only with persons who will hold the Notes as capital assets. In addition, certain other holders (including insurance companies, tax exempt organizations, financial institutions and broker-dealers) may be subject to special rules not discussed below. For purposes of this discussion, a "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof, an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source or a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF NOTES, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION.

INTEREST

     Interest on the Notes generally will be includable in the income of a United States person as ordinary income at the time such interest is received or accrued, in accordance with such United States person's method of accounting for United States federal income tax purposes. The Company expects that the Notes will not be issued with original issue discount within the meaning of the Code.

EFFECT OF OPTIONAL REDEMPTION

     The Company, at its option, may redeem part or all of the Notes at the times and for the amounts described in "Description of the Notes -- Optional Redemption" herein. The Treasury regulations provide that for purposes of calculating the yield to maturity of a debt instrument, an issuer will be treated as exercising any option if its exercise would lower the yield of the debt instrument. However, in this case, a redemption of the Notes at the optional redemption prices would increase the effective yield of such Notes as calculated from the date of issuance.

THE EXCHANGE OFFER

     Pursuant to the Treasury regulations, the exchange of Old Notes for Exchange Notes pursuant to the Exchange Offer should not constitute a significant modification of the terms of the Old Notes, and accordingly, such exchange should be treated as a "non-event" for federal income tax purposes. Therefore, such exchange should have no federal income tax consequences to United States persons. The holding period of an Exchange Note will include the holding period of the Old Note for which it was exchanged; the basis of an Exchange Note will be the same as the basis of the Old Note for which it was exchanged; and each United States person holding the Exchange Notes would continue to be required to include interest on the Old Notes in its gross income in accordance with its method of accounting for United States federal income tax purposes.

SALES, EXCHANGE OR RETIREMENT OF NOTES

     Upon the sale, exchange, redemption or other disposition of a Note, other than the exchange of an Old Note for an Exchange Note (see "-- The Exchange Offer" above), a holder of a Note generally will recognize gain or loss in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale, exchange, redemption or other disposition of the Note (other than in respect of accrued and unpaid interest on the Note, which such amounts are treated as ordinary interest income) and such holder's adjusted tax basis in the Note. Such gain or loss will be capital gain or loss. An individual holder of the Note will generally recognize such gain as long-term capital gain taxable at a rate of 20% if the Note is held for more than 18 months, mid-term capital gain taxable at a rate of 28% if the Note is held for 18 months or less but more than 12 months, and short-term capital gain taxable at ordinary income tax rates if the Note is held for 12 months or less. Subsequent to December 31, 2000, the capital gain rate would be reduced to 18% if a Note has been held for more than five years. The deductibility of capital losses is subject to limitation.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to interest payments on the Notes made to United States persons, other than certain exempt recipients (such as corporations), and to proceeds realized by such United States persons on dispositions of Notes. A 31% backup withholding tax will apply to such amounts only if the United States person: (i) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividend income, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Any amount withheld under the backup withholding rules may be refunded or credited against the United States persons' United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO NON-UNITED STATES HOLDERS

     For purposes of this discussion, a "Non-United States Holder" is an initial beneficial owner of a Note that for United States federal income tax purposes is not a United States person.

  Interest

     Interest paid by the Company to a Non-United States Holder will not be subject to United States federal income or withholding tax if such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-United States Holder and such Non-United States
Holder: (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company; (ii) is not a controlled foreign corporation with respect to which the Company is a "related person" within the meaning of the Code; (iii) is not a bank whose receipt of interest on a Note is described in section 881(c)(3)(A) of the Code; and (iv) certifies, under penalties of perjury, that such holder is not a United States person and provides such holder's name and address.

  Sale, Exchange or Retirement of Notes

     A non-United States Holder will generally not be subject to United States federal income tax on gain recognized on a sale, exchange, retirement (including redemption) or other disposition of a Note unless: (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder; or (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Note as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met.

  Federal Estate Taxes

     If interest on the Notes is exempt from withholding of United States federal income tax under the rules described above, the Notes will not be included in the estate of a deceased Non-United States Holder for United States federal estate tax purposes.

  Information Reporting and Backup Withholding

     The Company will, where required, report to the holders of Notes and the Internal Revenue Service the amount of any interest paid on the Notes in each calendar year and the amounts of tax withheld, if any, with respect to such payments.

     In the case of payments of interest to Non-United States Holders, temporary Treasury regulations provide that the 31% backup withholding tax and certain information reporting will not apply to such payments with respect to which either the requisite certification, as described above, has been received or an exemption has otherwise been established; provided that neither the Company nor its payment agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied. Under temporary Treasury regulations, these information reporting and backup requirements will apply, however, to the gross proceeds paid to a Non-United States Holder on the disposition of the Notes by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also apply to a payment of the proceeds of a disposition of the Notes by or through a foreign office of a United States broker or foreign brokers with certain types of relationships to the United States unless such broker has documentary evidence in its file that the holder of the Notes is not a United States person, and such broker has no actual knowledge to the contrary, or the holder establishes an exception. Neither information reporting or backup withholding generally will apply to a payment of the proceeds of a disposition of the Notes by or through a foreign office of a foreign broker not subject to the preceding sentence.

     United States Treasury regulations, which generally are effective for payments made after December 31, 1999, subject to certain transition rules, alter the foregoing rules in certain respects. Among other things, such regulations provide presumptions under which a Non-United States Holder is subject to information reporting and backup withholding at the rate of 31% unless the Company receives certification from the holder of non-U.S. status. Depending on the circumstances, this certification will need to be provided (i) directly by the Non-United States Holder, (ii) in the case of a Non-United States Holder that is treated as a partnership or other fiscally transparent entity, by the partners, shareholders or other beneficiaries of such entity, or
(iii) certain qualified financial institutions or other qualified entities on behalf of the Non-United States Holder.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-United States Holder's federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer, other than commissions or concessions of any broker-dealer, and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Exchange Notes will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The combined audited financial statements of the Company as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, included and or incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                               RESERVE ENGINEERS

     The reserve reports and estimates of the Company's net proved natural gas and oil reserves included herein have been prepared by NSA, Miller and Lents, Ryder Scott and Huddleston.

                             AVAILABLE INFORMATION

     The Company has filed with the SEC a registration statement (the "Registration Statement") under the Securities Act on Form S-4 with respect to the Exchange Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement and any amendments thereto, including exhibits filed or incorporated by reference as a part thereof, are available for inspection and copying at the SEC's offices as described below.

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy and information statements and other information can be inspected and copied at the public reference facility referenced above and at the Commission's regional offices at Citicorp Center, 500 West Madison Street,

Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. In addition, for so long as any of the Notes remains outstanding, the Company has agreed to make available to any prospective purchaser of the Notes or beneficial owner of the Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act. Any such request and requests for the agreements summarized herein should be directed to James F. Westmoreland, Secretary, The Houston Exploration Company, 1100 Louisiana, Suite 2000, Houston, Texas 77002, telephone number
(713) 830-6800.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act is incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997; and

          2. The Company's Current Report on Form 8-K dated February 9, 1998.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and shall be deemed a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

     The Company will provide without charge to each person to whom this Prospectus has been delivered, on written or oral request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into such documents) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be addressed to: Secretary, The Houston Exploration Company, 1100 Louisiana, Suite 2000, Houston, Texas 77002, telephone number (713) 830-6800.

                         GLOSSARY OF OIL AND GAS TERMS

     The definitions set forth below shall apply to the indicated terms as used in this Prospectus. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Bbl/d. One barrel per day.

     Bcf. Billion cubic feet.

     Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

     Completion. The installation of permanent equipment for the production of oil or gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

     Developed acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

     Developed well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Exploratory well. A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

     Farm-in or farm-out. An agreement whereunder the owner of a working interest in an natural gas and oil lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

     Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

     Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

     MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

     MBbls/d. One thousand barrels of crude oil or other liquid hydrocarbons per day.

     Mcf. One thousand cubic feet.

     Mcf/d. One thousand cubic feet per day.

     Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Mcfe/d. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids per day.

     MMBbls. One million barrels of crude oil or other liquid hydrocarbons.

     MMbtu. One million Btus.

     MMcf. One million cubic feet.

     MMcf/d. One million cubic feet per day.

     MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

     Oil. Crude oil and condensate.

     Present value. When used with respect to natural gas and oil reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

     Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and able to produce to market.

     Proved developed nonproducing reserves. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

     Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved undeveloped location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

     Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required from recompletion.

     Recompletion. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

     Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

     Royalty interest. An interest in a natural gas and oil property entitling the owner to a share of oil or gas production free of costs of production.

     Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

     Working interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

     Workover. Operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Combined Balance Sheets as of December 31, 1996 and 1997....  F-3
Combined Statements of Operations for the Years Ended
  December 31, 1995, 1996 and 1997..........................  F-4
Combined Statement of Stockholders' Equity for the Years
  Ended December 31, 1995, 1996 and 1997....................  F-5
Combined Statements of Cash Flows for the Years Ended
  December 31, 1995, 1996 and 1997..........................  F-6
Notes to Combined Financial Statements......................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     We have audited the accompanying combined balance sheets of The Houston Exploration Company (a Delaware corporation and an indirect 65%-owned subsidiary of KeySpan Energy Corporation) as of December 31, 1996 and 1997, and the related combined statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of The Houston Exploration Company, as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

New York, New York
January 27, 1998

                        THE HOUSTON EXPLORATION COMPANY

                            COMBINED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
ASSETS:
Cash and cash equivalents...................................  $  2,851    $  4,745
Accounts receivable.........................................    35,845      37,898
Accounts receivable -- Brooklyn Union.......................        --       1,303
Inventories.................................................       992       1,265
Prepayments and other.......................................       924         645
                                                              --------    --------
          Total current assets..............................    40,612      45,856
Natural gas and oil properties, full cost method
  Unevaluated properties....................................    60,258     104,075
  Properties subject to amortization........................   468,062     566,868
Other property and equipment................................     7,308       9,341
                                                              --------    --------
                                                               535,628     680,284
Less: Accumulated depreciation, depletion and
  amortization..............................................  (176,504)   (236,546)
                                                              --------    --------
                                                               359,124     443,738
Other assets................................................     1,549       1,797
                                                              --------    --------
          TOTAL ASSETS......................................  $401,285    $491,391
                                                              ========    ========
LIABILITIES:
Accounts payable and accrued expenses.......................  $ 36,650    $ 42,432
Accounts payable -- Brooklyn Union..........................     1,010          --
Deferred stock obligation...................................        --       8,825
                                                              --------    --------
          Total current liabilities.........................    37,660      51,257
Long-term debt..............................................    65,000     113,000
Deferred federal income taxes...............................    56,475      70,741
Other deferred liabilities..................................     8,850         206
                                                              --------    --------
          TOTAL LIABILITIES.................................   167,985     235,204
COMMITMENTS AND CONTINGENCIES (SEE NOTE 10)
STOCKHOLDERS' EQUITY:
  Common Stock, $.01 par value, 50,000 shares authorized and
     23,333
     shares issued and outstanding at December 31, 1996 and
      23,361
     shares issued and outstanding at December 31, 1997.....       233         234
  Additional paid-in capital................................   222,271     221,907
  Retained earnings.........................................    10,796      34,046
                                                              --------    --------
          TOTAL STOCKHOLDERS' EQUITY........................   233,300     256,187
                                                              --------    --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $401,285    $491,391
                                                              ========    ========

    The accompanying notes are an integral part of these combined financial statements.

                        THE HOUSTON EXPLORATION COMPANY

                       COMBINED STATEMENTS OF OPERATIONS

                                                                     YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1995          1996          1997
                                                              ----------    ----------    -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
  Natural gas and oil revenues..............................   $39,431       $64,864       $116,349
  Other.....................................................     1,778         1,040          1,297
                                                               -------       -------       --------
          Total revenues....................................    41,209        65,904        117,646
OPERATING COSTS AND EXPENSES:
  Lease operating...........................................     5,005        10,800         14,146
  Severance tax.............................................       463         1,401          4,233
  Depreciation, depletion and amortization..................    21,969        33,732         59,081
  General and administrative, net...........................     3,486         6,249          5,825
  Nonrecurring charge.......................................    12,000            --             --
                                                               -------       -------       --------
          Total operating expenses..........................    42,923        52,182         83,285
INCOME (LOSS) FROM OPERATIONS...............................    (1,714)       13,722         34,361
Interest expense, net.......................................     2,398         2,875            938
                                                               -------       -------       --------
Net income (loss) before income taxes.......................    (4,112)       10,847         33,423
Provision (benefit) for federal income taxes................    (3,809)        2,205         10,173
                                                               -------       -------       --------
NET INCOME (LOSS)...........................................   $  (303)      $ 8,642       $ 23,250
                                                               =======       =======       ========
Net income (loss) per share.................................   $ (0.02)      $  0.49       $   1.00
                                                               =======       =======       ========
Net income (loss) per share -- assuming dilution............   $ (0.02)      $  0.49       $   0.97
                                                               =======       =======       ========
Weighted average shares outstanding.........................    15,295        17,532         23,337

    The accompanying notes are an integral part of these combined financial statements.

                        THE HOUSTON EXPLORATION COMPANY

                   COMBINED STATEMENT OF STOCKHOLDERS' EQUITY

                                                              ADDITIONAL                  TOTAL
                                                     COMMON    PAID IN     RETAINED   STOCKHOLDERS'
                                                     STOCK     CAPITAL     EARNINGS      EQUITY
                                                     ------   ----------   --------   -------------
                                                                     (IN THOUSANDS)
Balance at December 31, 1994.......................   $153     $ 86,256    $ 2,457      $ 88,866
  Capital contributions from Brooklyn Union(1).....     --       14,673         --        14,673
  Net loss.........................................     --           --       (303)         (303)
                                                      ----     --------    -------      --------
Balance at December 31, 1995.......................   $153     $100,929    $ 2,154      $103,236
  Capital contributions from Brooklyn Union........     --        6,342         --         6,342
  8,037 shares of common stock at $15.50(2)........     80      115,000         --       115,080
  Net income.......................................     --           --      8,642         8,642
                                                      ----     --------    -------      --------
Balance at December 31, 1996.......................   $233     $222,271    $10,796      $233,300
  Other(3).........................................     --         (660)        --          (660)
  28 shares of common stock at $15.50(4)...........      1          296         --           297
  Net income.......................................     --           --     23,250        23,250
                                                      ----     --------    -------      --------
Balance at December 31, 1997.......................   $234     $221,907    $34,046      $256,187
                                                      ====     ========    =======      ========

---------------

(1) Includes $7.8 million related to the $12.0 million nonrecurring charge, net of the tax benefit of $4.2 million.

(2) See Note 3 -- Stockholders' Equity.

(3) Non-cash charge relating to the February 1996 Reorganization.

(4) See Note 4 -- Incentive Stock Option Plan.

    The accompanying notes are an integral part of these combined financial statements.

                        THE HOUSTON EXPLORATION COMPANY

                       COMBINED STATEMENTS OF CASH FLOWS

                                                               YEARS ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1995         1996         1997
                                                          ---------    ---------    ---------
                                                                    (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income (loss).......................................  $    (303)   $   8,642    $  23,250
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation, depletion and amortization..............     21,969       33,732       59,081
  Deferred income tax expense...........................      9,632       11,939       13,601
  Nonrecurring charge...................................     12,000           --           --
  Changes in operating assets and liabilities:
     Decrease (increase) in accounts receivable.........        977      (10,348)      (3,356)
     Decrease (increase) in inventories.................        333          217         (273)
     Decrease (increase) in prepayments and other.......        416          (29)         279
     Decrease (increase) in other assets and
       liabilities......................................        864          909          (62)
     Increase in accounts payable and accrued
       expenses.........................................      9,890        9,003        4,772
                                                          ---------    ---------    ---------
Net cash provided by operating activities...............     55,778       54,065       97,292
INVESTING ACTIVITIES:
Investment in property and equipment....................    (70,249)    (154,125)    (145,055)
Dispositions and other..................................      1,316        1,819        1,360
                                                          ---------    ---------    ---------
Net cash used in investing activities...................    (68,933)    (152,306)    (143,695)
FINANCING ACTIVITIES:
Proceeds from long term borrowings......................      6,212       76,838       79,000
Repayments of long term borrowings......................         --      (83,700)     (31,000)
Proceeds from issuance of common stock, net of offering
  costs.................................................         --      101,014          297
Capital contributions from Brooklyn Union...............      6,873        6,342           --
                                                          ---------    ---------    ---------
Net cash provided by financing activities...............     13,085      100,494       48,297
Increase (decrease) in cash and cash equivalents........        (70)       2,253        1,894
Cash and cash equivalents, beginning of period..........        668          598        2,851
                                                          ---------    ---------    ---------
Cash and cash equivalents, end of period................  $     598    $   2,851    $   4,745
                                                          =========    =========    =========
Cash paid for interest..................................  $   4,658    $   5,708    $   6,001
                                                          =========    =========    =========
Cash paid for taxes.....................................  $      --    $      --    $      --
                                                          =========    =========    =========

    The accompanying notes are an integral part of these combined financial statements.

                        THE HOUSTON EXPLORATION COMPANY

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     The Houston Exploration Company ("Houston Exploration" or the "Company"), a Delaware corporation, was incorporated in December 1985 and began operations in January 1986 for the purpose of conducting certain natural gas and oil exploration and development activities for The Brooklyn Union Gas Company ("Brooklyn Union"). Effective September 29, 1997, Brooklyn Union became a wholly-owned subsidiary of KeySpan Energy Corporation, ("KeySpan"). Prior to the Company's initial public offering in September 1996 (the "IPO"), the Company was an indirect wholly-owned subsidiary of Brooklyn Union. Subsequent to the IPO, Brooklyn Union holds 65% of the Company's outstanding common stock. The Company's operations focus on the exploration, development and acquisition of domestic natural gas and oil properties offshore in the Gulf of Mexico and onshore in South Texas, the Arkoma Basin, East Texas and West Virginia.

     Effective February 29, 1996 Brooklyn Union implemented a reorganization of its exploration and production assets and liabilities by transferring to Houston Exploration certain onshore producing properties and acreage formerly owned by Fuel Resources Inc. ("FRI"), another subsidiary of Brooklyn Union. These combined financial statements have been prepared giving effect to the transfer of these assets and liabilities from the time of the acquisition of such assets and liabilities by Brooklyn Union. The transfer of assets and liabilities has been accounted for at historical cost as a reorganization of companies under common control in a manner similar to a pooling-of-interests and the 1995 financial statements reflect the combined historical results of Houston Exploration and the assets and liabilities transferred by Brooklyn Union.

  Net Income (Loss) Per Share

     In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." The statement specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") and is designed to improve the EPS information provided in the financial statements by simplifying the existing computation. Primary EPS has been replaced with Basic EPS which is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the year. No dilution for any potentially dilutive securities is included. Fully diluted EPS is now called Diluted EPS and assumes the conversion of all potentially dilutive securities. The Company adopted SFAS No. 128 in its December 31, 1997 financial statements and has presented Diluted EPS for the years 1996 and 1995 which were previously not required as the dilutive effect of options and contingent shares was less than 3%. As of December 31, 1997, the Company had 2,333,276 options authorized, of which 1,640,098 were outstanding, and had an estimated 521,509 contingent shares of common stock payable to Soxco pursuant to the accrued minimum purchase price of $8.8 million (see Note 12 -- Acquisitions).

                        THE HOUSTON EXPLORATION COMPANY

     Under the requirements of SFAS No. 128, the Company's EPS are as follows:

                                                                  1995          1996          1997
                                                               ----------    ----------    ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss)...........................................    $  (303)      $ 8,642       $23,250
Denominator:
Weighted average shares outstanding.........................     15,295        17,532        23,337
Add: dilutive securities
  Options...................................................         --            27           153
  Contingent shares.........................................         --           128           538
                                                                -------       -------       -------
Total weighted average shares outstanding and dilutive
  securities................................................     15,295        17,687        24,028
                                                                =======       =======       =======
Net income (loss) per share.................................    $ (0.02)      $  0.49       $  1.00
Net income (loss) per share -- assuming dilution............    $ (0.02)      $  0.49       $  0.97

  Reclassifications and Use of Estimates

     The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company's most significant financial estimates are based on remaining proved natural gas and oil reserves. See Note 13 -- Supplemental Information on Natural Gas and Oil Exploration, Development and Production Activities. Because there are numerous uncertainties inherent in the estimation process, actual results could differ from the estimates. Certain reclassifications for prior years have been made to conform with current year presentation.

  Natural Gas and Oil Properties

     Natural gas and oil properties are accounted for using the full cost method of accounting. Under this method of accounting, all costs identified with acquisition, exploration and development of natural gas and oil properties, including leasehold acquisition costs, geological and geophysical costs, dry hole costs, tangible and intangible drilling costs, interest and the general and administrative overhead directly associated with these activities are capitalized as incurred. The Company computes the provision for depreciation, depletion and amortization of natural gas and oil properties on a quarterly basis using the unit-of-production method. The quarterly provision is calculated by multiplying the natural gas and oil production each quarter by a depletion rate determined by dividing the total unamortized cost of natural gas and oil properties (including estimates of the costs of future development and property abandonment and excluding the cost of significant investments in unproved and unevaluated properties) by net equivalent proved reserves at the beginning of the quarter. Natural gas and oil reserve quantities represent estimates only. Actual future production may be materially different from estimated reserve quantities and such differences could materially affect future amortization of natural gas and oil properties. The Company believes that unevaluated properties at December 31, 1997 will be fully evaluated within five years.

     Proceeds from the dispositions of natural gas and oil properties are recorded as reductions of capitalized costs, with no gain or loss recognized, unless such adjustments significantly alter the relationship of unamortized capitalized costs and total proved reserves.

     The Company limits the capitalized costs of natural gas and oil properties, net of accumulated depreciation, depletion and amortization and related deferred taxes to the estimated future net cash flows from proved natural gas and oil reserves discounted at ten percent, plus the lower of cost or fair value of unproved properties, as adjusted for related income tax effects (the "full cost ceiling"). A current period charge to operating income is required to the extent that capitalized costs plus certain estimated costs for future property

                        THE HOUSTON EXPLORATION COMPANY
development, plugging, abandonment and site restorations, net of related accumulated depreciation, depletion and amortization and related deferred income taxes, exceed the full cost ceiling.

  Other Property and Equipment

     Other property and equipment include the costs of West Virginia gathering facilities which are depreciated using the unit-of-production basis utilizing estimated proved reserves accessible to the facilities. Also included in other property and equipment are costs of office furniture, fixtures and equipment which are recorded at cost and depreciated using the straight-line method over estimated useful lives ranging between two to five years.

  Income Taxes

     Deferred taxes are determined based on the estimated future tax effect of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. These differences relate primarily to (i) intangible drilling and development costs associated with natural gas and oil properties, which are capitalized and amortized for financial reporting purposes and expensed as incurred for tax reporting purposes and (ii) provisions for depreciation and amortization for financial reporting purposes that differ from those used for income tax reporting purposes.

     Prior to September 30, 1996, the Company was included in the consolidated federal income tax return of Brooklyn Union. Under the Company's tax sharing agreement with Brooklyn Union, the Company received or paid to Brooklyn Union an amount equal to the reduction or increase in the currently payable federal income taxes for Brooklyn Union resulting from the inclusion of the Company's taxable income or loss in the consolidated Brooklyn Union return, whether or not such amounts could be utilized on a separate return basis. For periods subsequent to September 1996, the Company is no longer included in the consolidated federal income tax return of Brooklyn Union and therefore calculates taxes on a separate return basis.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

  Inventories

     Inventories consist primarily of tubular goods used in the Company's operations and are stated at the lower of cost or market value.

  General and Administrative Costs and Expenses

     The Company receives reimbursement for administrative and overhead expenses incurred on behalf of other working interest owners of properties operated by the Company. These reimbursements totaling $1.2 million, $1.0 million and $0.9 million for the years ended December 31, 1995, 1996 and 1997, respectively, were allocated as reductions to general and administrative expenses. The capitalized general and administrative costs directly related to the Company's acquisition, exploration and development activities, during 1995, 1996 and 1997, aggregated $4.1 million, $5.3 million and $7.2 million, respectively.

  Capitalization of Interest

     The Company capitalizes interest related to its unevaluated natural gas and oil properties and certain properties under development which are not currently being amortized. For the years ended December 31, 1995, 1996 and 1997 interest costs of $2.9 million, $3.5 million and $5.9 million, respectively, were capitalized.

                        THE HOUSTON EXPLORATION COMPANY

  Gas Imbalances

     The Company utilizes the entitlements method to account for its gas imbalances. Under this method, income is recorded based on the Company's net revenue interest in production or nominated deliveries. Net deliveries in excess of these amounts are recorded as liabilities, while net under deliveries are reflected as assets. Production imbalances are valued using current market prices. Production imbalances were not material as of December 31, 1996 and 1997.

  Hedging

     The Company utilizes derivative commodity instruments to hedge future sales prices on a portion of its natural gas production in order to achieve a more predictable cash flow and to reduce its exposure to adverse price fluctuations. These instruments include swaps, costless collars and options, and are usually placed with major financial institutions that the Company believes are minimal credit risks. The Company's hedging strategies meet the criteria for hedge accounting treatment under Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts" ("SFAS 80"). Accordingly, gains and losses are recognized when the underlying transaction is completed, at which time these gains and losses are included in earnings as a component of natural gas revenues in accordance with a hedged transaction. Natural gas revenues were increased by $5.6 million in 1995, and were reduced by $11.1 million and $9.9 million during 1996 and 1997, relative to these contracts. See Note 8 -- Financial Instruments.

     The Company regularly assesses the relationship between natural gas commodity prices in the "cash" and futures markets. The correlation between prices in these markets has been well within a range generally deemed to be acceptable. If correlation ceases to exist for more than a temporary period of time, the Company accounts for its financial instrument positions as trading activities and marks-to-market its open positions.

     The Company also uses interest rate swaps to manage the interest rate exposure arising from certain borrowings. Swaps used to hedge debt are designated as hedges and are matched to the debt as to notional amount and maturity. The periodic receipts or payments from each swap are recognized ratably over the term of the swap as an adjustment to interest expense. Gains and losses resulting from the termination of hedge contracts prior to their stated maturity are recognized ratably over the remaining life of the instrument being hedged.

  Concentration of Credit Risk

     Substantially all of the Company's accounts receivable result from natural gas and oil sales or joint interest billings to third parties in the oil and gas industry. This concentration of customers and joint interest owners may impact the Company's overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. Historically the Company has not experienced credit losses on such receivables.

  New Accounting Pronouncements

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for years beginning after December 15, 1995. This statement encourages, but does not require companies to record compensation expense for stock-based compensation at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB No. 25, compensation expense is measured as the excess, if any, of the fair market value of the Company's stock at the date of grant over the price at which the option was granted. Compensation expense for phantom stock rights is recorded annually based on the quoted market price of the Company's stock at the end of the period. See Note 4 -- Incentive Stock Option Plans.

                        THE HOUSTON EXPLORATION COMPANY

     In February 1997, the FASB issued SFAS No. 129, "Disclosure of Information About Capital Structure," which consolidates the existing requirements to disclose certain information about an entity's capital structure, for both public and nonpublic entities. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components. Also issued in June of 1997 was SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which specifies and revises guidelines for determining an entity's operating and geographic segments and the type and level of financial information about those segments to be disclosed. The Company has adopted the provisions of SFAS Nos. 129, 130 and 131 in its 1997 financial statements. The adoption of SFAS Nos. 129, 130 and 131 did not have an effect on results of operations or the calculation of net income.

NOTE 2 -- LONG-TERM DEBT

     Credit Facility. On July 2, 1996, the Company entered into a revolving credit facility ("Credit Facility") with a syndicate of lenders led by Chase Bank of Texas, National Association ("Chase"), which provides an aggregate commitment of $150 million, subject to borrowing base limitations, of which $130 million was the available borrowing base at December 31, 1997. In addition, up to $5 million of the Credit Facility is available for the issuance of letters of credit to support performance guarantees. The Credit Facility matures on July 1, 2000 and is unsecured. At December 31, 1997, $113 million was outstanding under the Credit Facility and $1.6 million was outstanding in letter of credit obligations.

     Interest is payable on borrowings under the Credit Facility, at the Company's option, at an alternate base rate of the greater of the Federal Funds rate plus 0.5% or Chase's prime rate or at a margin of 0.375% to 1.125% above a quoted LIBOR rate. Interest is payable at calendar quarters on base rate loans and at maturity on LIBOR loans. In addition, a commitment fee of: (i) between 0.20% and 0.375% per annum on the unused portion of the Designated Borrowing Base, and (ii) 33% of the fee in (i) above on the difference between the lower of the Facility Amount or the Borrowing Base and the Designated Borrowing Base. The weighted average interest rate was 6.9%, 6.25% and 6.9%, respectively, for the years ended December 31, 1995, 1996 and 1997.

     The Credit Facility, as amended, contains covenants of the Company, including certain restrictions on liens and financial covenants which require the Company to, among other things, maintain (i) an interest coverage ratio of
2.5 to 1.0 of earnings before interest, taxes and depreciation ("EBITDA") to cash interest and (ii) a total debt to capitalization ratio of less than 60%. In addition to maintenance of certain financial ratios, cash dividends and/or purchase or redemption of the Company's stock is restricted as well as the encumbering of the Company's gas and oil assets or the pledging of the assets as collateral. As of December 31, 1997, the Company was in compliance with all such covenants.

NOTE 3 -- STOCKHOLDERS' EQUITY

     On September 19, 1996, the Company entered into an underwriting agreement with respect to the Company's IPO of its common stock at a price of $15.50 per share. The initial closing of the IPO, in which the Company issued 6,200,000 shares of common stock, was completed on September 25, 1996. The underwriters delivered notice of the exercise of their over-allotment option on September 30, 1996. The closing of the over-allotment, in which the Company issued an additional 930,000 shares of common stock, was completed on October 3, 1996. The Company received net proceeds of approximately $101.0 million from the total of 7,130,000 shares sold in the IPO.

     Concurrently with the completion of the IPO, the Company's President exchanged certain of his after program-payout working interests valued at $2.3 million for 145,161 shares of common stock. In addition, concurrently with the completion of the IPO, the Company issued 762,387 shares of common stock valued at $11.8 million to Soxco in connection with the Soxco Acquisition. See Note
12 -- Acquisitions.

                        THE HOUSTON EXPLORATION COMPANY

NOTE 4 -- INCENTIVE STOCK OPTION PLANS

  1994 Incentive Plan

     On July 1, 1994, the Company adopted the Long-Term Stock Incentive Plan (the "1994 Incentive Plan"), and granted options to purchase 247,000 shares of common stock at $11.22 per share to certain officers and directors of Brooklyn Union. Options under the 1994 Incentive Plan were nonqualified and had tandem phantom option shares that gave the option holder the right to receive a cash payment five years from the grant date provided the Company was a privately held entity. At completion of the Company's IPO on September 20, 1996, all options under the 1994 Incentive Plan were canceled in exchange for a cash payment by the Company of $840,000. The Company recorded the $840,000 charge as compensation expense.

  1996 Incentive Plan

     At the completion of the IPO, the Company adopted the 1996 Stock Option Plan (the "1996 Incentive Plan"), which allows the Company to grant options not to exceed 10% of the shares of the Company's common stock outstanding from time to time. On September 20, 1996, the Company authorized 2,333,276 options and subsequently granted 1,697,238 options. The options granted under the 1996 Incentive Plan expire 10 years from the grant date and vest in one-fifth increments on each of the first five anniversaries of the grant date. During 1997, employees of the Company exercised 28,140 options at a weighted average price of $15.50. As of December 31, 1997, 266,188 options were vested and exercisable. No options were exercisable at December 31, 1996.

     During 1997, the 1996 Incentive Plan was amended to allow option grants to non-employee directors of the Company. Options granted to non-employee directors vest on the date of grant. During 1997 the Company granted 49,000 options to non-employee directors at a grant price of $20.813.

     Under the 1996 Incentive Plan, 1,048,770 of the options granted are incentive stock options ("ISOs") and the balance, 648,468 are nonqualified stock options ("NQSOs"). Common stock issued through the exercise of nonqualified options will result in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. Generally, the Company will not receive an income tax deduction for ISOs.

     The following is a summary of option activity during the years ended December 31, 1995, 1996 and 1997:

                                                    YEARS ENDED DECEMBER 31,
                                 ---------------------------------------------------------------
                                       1995                  1996                   1997
                                 -----------------    -------------------    -------------------
                                 SHARES     PRICE*     SHARES      PRICE*     SHARES      PRICE*
Options at beginning of
  year.......................    247,000    $11.22      247,000    $11.22    1,239,638    $15.53
  Granted....................         --              1,239,638     15.53      457,600     19.68
  Exercised..................         --                     --                (28,140)    15.50
  Forfeited..................         --                     --                (29,000)    15.50
  Canceled...................         --               (247,000)    11.22           --
                                 -------              ---------              ---------
Outstanding at end of year...    247,000    $11.22    1,239,638    $15.53    1,640,098    $16.69
                                 -------              ---------              ---------
Exercisable at end of year...    247,000    $11.22           --                266,188
Options available for
  grant......................         --              1,093,638                665,038
Weighted average fair value
  of options granted.........                         $    7.17              $    7.60

---------------

* Weighted average exercise price for the year.

                        THE HOUSTON EXPLORATION COMPANY

  Phantom Stock Rights

     On December 16, 1996, the Company granted key employees of Houston Exploration 176,470 phantom stock rights ("PSRs") that give the holder the right to receive a cash payment determined by reference to the fair market value of one share of the Company's common stock. Twenty percent (20%) of the PSRs are payable on December 16th of each of the years 1997 through 2001. On each date on which a PSR is payable, the holder will receive a cash payment equal to (i) the average of the closing prices per share of the Company's common stock for the five trading days immediately preceding such payment date multiplied by (ii) the number of PSRs payable on such date. During 1997, the Company made payments of $0.8 million for the vested portion of PSRs.

     Effective October 1, 1997, the Company adopted an incentive compensation plan for non-employee, non-affiliated directors under which they may defer current compensation in the form of phantom stock rights that are tied to the market price of the Common Stock on the date services are performed. Phantom stock rights are exchanged for a cash distribution upon retirement.

  Fair Value of Employee Stock-Based Compensation

     The Company accounts for the Incentive Stock Plans using the intrinsic value method prescribed under APB No. 25 and accordingly no compensation expense has been recognized for stock options granted. Had stock options been accounted for using the fair value method as recommended in SFAS No. 123, compensation expense would have had the following pro forma effect on the Company's net income and earnings per share for the years ended December 31, 1995, 1996 and 1997:

                                                        1995          1996          1997
                                                      --------      --------      ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss) -- as reported....................   $ (303)       $8,642        $23,250
Net income (loss) -- pro forma......................     (303)        8,268         21,499
Net income (loss) per share -- as reported..........   $(0.02)       $ 0.49        $  1.00
Net income (loss) per share -- pro forma............    (0.02)         0.47           0.92
Net income (loss) per share -- pro forma -- assuming
  dilution..........................................    (0.02)         0.47           0.89

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1996 and 1997: (i) risk-free interest rate of 6.66% in 1996 and 6.30% in 1997; (ii) expected lives of 5 years; (iii) expected dividends of zero; and (iv) expected volatility of 41%.

NOTE 5 -- INCOME TAXES

     The components of the federal income tax provision (benefit) are:

                                                         1995       1996       1997
                                                       --------    -------    -------
                                                               (IN THOUSANDS)
Current..............................................  $(13,441)   $(9,734)   $(3,428)
Deferred.............................................     9,632     11,939     13,601
                                                       --------    -------    -------
          Total......................................  $ (3,809)   $ 2,205    $10,173
                                                       ========    =======    =======

     The credit in the current provision for 1997 includes (i) proceeds of $1.2 million received in connection with the sale of Section 29 tax credits to Brooklyn Union during the first quarter of 1997 (see Note 6 --

                        THE HOUSTON EXPLORATION COMPANY

Related Party Transactions) and (ii) an adjustment to the 1996 tax return. Amounts received from Brooklyn Union pursuant to the previous tax-sharing agreement were $14.6 million and $13.7 million in 1995 and 1996, respectively. No amounts were received in 1997, as effective September 30, 1996, the Company became a stand alone tax entity and is no longer consolidated with Brooklyn Union.

     The following is a reconciliation of statutory federal income tax expense (benefit) to the Company's income tax provision:

                                                         1995       1996       1997
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Income (loss) before income taxes.....................  $(4,112)   $10,847    $33,423
Statutory rate........................................       35%        35%        35%
Income tax expense (benefit) computed at statutory
  rate................................................   (1,439)     3,796     11,698
Reconciling items:
     Section 29 tax credits...........................   (1,985)    (1,401)    (1,200)
     Percentage depletion.............................     (231)       (33)       (14)
     Other............................................     (154)      (157)      (311)
                                                        -------    -------    -------
Tax expense (benefit).................................  $(3,809)   $ 2,205    $10,173
                                                        =======    =======    =======

  Deferred Income Taxes

     The components of deferred tax assets and liabilities pursuant to SFAS No. 109 for the years ended December 31, 1996 and 1997 primarily represent temporary differences related to natural gas and oil properties.

NOTE 6 -- RELATED PARTY TRANSACTIONS

  Sale of Section 29 Tax Credits

     Effective January 1, 1997, the Company entered into an agreement to sell to a subsidiary of Brooklyn Union certain interests in onshore producing wells of the Company that produce from formations that qualify for tax credits under
Section 29 of the Internal Revenue Code ("Section 29"). Section 29 provides for a tax credit from non-conventional fuel sources such as oil produced from shale and tar sands and natural gas produced from geopressured brine, Devonian shale, coal seams and tight sands formations. Brooklyn Union acquired an economic interest in wells that are qualified for the tax credits and in exchange, the Company (i) retained a volumetric production payment and a net profits interest of 100% in the properties, (ii) received a cash down payment of $1.4 million and
(iii) will receive a quarterly payment of $0.75 for every dollar of tax credit utilized. The Company will manage and administer the daily operations of the properties in exchange for an annual management fee of $100,000. At December 31, 1997, the balance sheet effect of this transaction was a $1.4 million reduction to the full cost pool for the down payment. The income statement effect for the year ended December 31, 1997 was a reduction to income tax expense of $1.2 million, representing benefits received from the Section 29 tax credits.

  General and Administrative Expense

     The Company reimburses Brooklyn Union for certain general and administrative costs. During the years ended December 31, 1995, 1996 and 1997, the Company paid Brooklyn Union $0.7 million, $0.6 million and $0.1 million in general and administrative reimbursements.

                        THE HOUSTON EXPLORATION COMPANY

  Gas Sales

     In 1992, the Company entered into a term supply agreement with BRING Gas Services Corp. ("BRING"), an affiliate of Brooklyn Union, at that time. As of April 1, 1995, this contract was superseded when the Company entered into a term supply agreement with PennUnion Energy Services, L.L.C. ("PennUnion"), successor to BRING, and an affiliate of Brooklyn Union. This contract was terminated in October 1996 with Brooklyn Union's sale of its interest in PennUnion. Under the terms of the agreement, the Company agreed to sell and PennUnion agreed to buy a substantial portion of the Company's production at index-related prices. The agreement contained provisions for both the commitment of gas reserves subsequently developed or acquired by the Company and the release of gas reserves sold, traded or exchanged to third parties.

     For the years ended December 31, 1995 and 1996 the Company had natural gas sales of $18.9 million and $26.7 million, respectively, to PennUnion.

  Employment Contracts

     Prior to the IPO the Company maintained an employment agreement with its President and Chief Executive Officer which provided him with the option to participate in up to a 5% working interest in certain prospects of the Company. During 1995 and 1996, affiliates of the Company's President obtained a 5% working interest in 144 wells (which includes 142 Charco wells) operated by the Company pursuant to such agreement. In addition, during 1995, 1996 and 1997, affiliates of the Company's President paid $0.7 million, $1.4 million and $3.3 million, respectively, in expenses attributable to working interests owned in properties operated by the Company, and received $0.9 million, $1.6 million and $3.9 million, respectively, in distributions attributable to such working interests. See Note 12 -- Acquisitions.

     The employment agreement also provided for the assignment to the President of a 2% net profits interest in all prospects of the Company and a 6.75% after program-payout working interest. In addition, the employment agreement provided for the assignment to certain key employees designated by the President of an overriding royalty interest equivalent in the aggregate to a four percent net revenue interest in certain properties acquired by the Company. Assignments were made in two wells during 1995; no assignments were made in 1996 or 1997. Upon completion of the IPO, the President's employment agreement was terminated and replaced with a new employment agreement, which does not provide the President with the option to participate in prospects of the Company or to receive or grant assignments or after program-payout working interests. In addition to the Company's President, certain other key employees of the Company entered into employment agreements upon completion of the IPO.

NOTE 7 -- EMPLOYEE BENEFIT PLANS

  401(k) Profit Sharing Plan

     The Company maintains a 401(k) Profit Sharing Plan (the "401(k) Plan") for its employees. Under the 401(k) Plan, eligible employees may elect to have the Company contribute on their behalf up to 10% of their base compensation (subject to certain limitations imposed under the Internal Revenue Code of 1986, as amended) on a before tax basis. The Company makes a matching contribution of $0.50 for each $1.00 of employee deferral, not to exceed 5% of an employee's base compensation, subject to limitations imposed by the Internal Revenue Service. The amounts contributed under the 401(k) Plan are held in a trust and invested among various investment funds in accordance with the directions of each participant. An employee's salary deferral contributions under the 401(k) Plan are 100% vested. The Company's matching contributions vest at the rate of 20% per year of service. Participants are entitled to payment of their vested account balances upon termination of employment. For the years ended December 31, 1995, 1996 and 1997, Company contributions to the 401(k) Plan were $157,000, $158,000 and $210,000, respectively.

                        THE HOUSTON EXPLORATION COMPANY

  Supplemental Executive Plan

     Effective immediately prior to the IPO, the Company adopted an unfunded, nonqualified Supplemental Executive Retirement Plan (the "SERP") for the benefit of James G. Floyd, the Company's President and Chief Executive Officer. The SERP provides that, if the executive remains with the Company until age 65, upon his retirement on or after age 65, the executive will be paid $100,000 per year for life. If, after retirement, the executive predeceases his spouse, 50% of the executive's SERP benefit will continue to be paid to the executive's surviving spouse for her life. During 1997 the Company accrued $123,000 related to the SERP and in 1996 no amounts were accrued as required accruals were de minimus.

NOTE 8 -- FINANCIAL INSTRUMENTS

                                                                     DECEMBER 31,
                                                   ------------------------------------------------
                                                            1996                      1997
                                                   ----------------------    ----------------------
                                                   CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                                    AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                   --------    ----------    --------    ----------
                                                                    (IN THOUSANDS)
Cash and cash equivalents........................  $ 2,851      $  2,851     $  4,745        4,745
Long-term debt...................................   65,000        65,000      113,000      113,000
Derivative transactions:
  Interest rate swap agreements:
     In a payable position.......................       --          (171)          --         (169)
Commodity price and basis swaps:
  In a payable position..........................       --       (30,286)          --         (516)

  Cash and Cash Equivalents

     The carrying amount approximates fair value due to the short maturity of these instruments.

  Long-Term Debt

     The carrying amount of borrowings outstanding under the Credit Facility approximates fair value as the interest rate is tied to current market rates.

DERIVATIVE TRANSACTIONS

  Interest Rate Swap Agreements

     The fair values are obtained from the financial institutions that are counterparties to the transactions. These values represent the estimated amount the Company would pay or receive to terminate the agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties. The Company's interest rate swap agreements are off balance sheet transactions and, accordingly, no respective carrying amounts for these transactions are included in the accompanying combined balance sheets at December 31, 1997. At December 31, 1997, the Company had two interest rate swap agreements to exchange an aggregate notional principal of $80.0 million over various periods from November 1996 through November 1999 at rates between 5.805% and 6.025%.

  Commodity Related Transactions

     The Company uses derivative financial instruments for non-trading purposes as a hedging strategy to reduce the impact of market volatility and to ensure cash flows. Gains and losses on these hedging transactions are recorded when the related natural gas has been produced or delivered. While derivative financial

                        THE HOUSTON EXPLORATION COMPANY
instruments are intended to reduce the Company's exposure to declines in the market price of natural gas, the derivative financial instruments may limit the Company's gain from increases in the market price.

     The derivative instruments used to hedge commodity transactions have historically had high correlation with commodity prices and are expected to continue to do so. The correlation of indices and prices is regularly evaluated to ensure that the instruments continue to be effective hedges. In the event that correlation falls below allowable levels, the gains or losses associated with the hedging instruments are immediately recognized to the extent that correlation was lost. In December of 1995, the Company recognized a pretax loss of $0.7 million due to the loss of correlation of the New York Mercantile Exchange ("NYMEX") futures market for natural gas with the market price for natural gas in certain parts of the country. The Company's hedges in place at December 31, 1996 or 1997 did not experience loss of market correlation.

  Commodity Price Swaps

     Price swap agreements call for one party to make monthly payments to (or receive from) another party based upon the differential between a fixed and a variable price (fixed-price swap) or two variable prices (basis swap) for a notional volume specified by the contract. The fair value is the estimated amount the Company would receive or pay to terminate swap agreements at year-end, taking into account the difference between NYMEX natural gas prices or index prices at year-end and fixed swap prices. NYMEX natural gas price closed at $3.61 per MMbtu and $2.68 per MMbtu at December 31, 1996 and 1997, respectively. At December 31, 1996 and 1997, the Company had fixed-price swap agreements and basis swap agreements to exchange a total notional volume of 23,278 MMbtu and 5,410 MMbtu, respectively, of natural gas over the period January 1996 through March 1998. The Company has no hedges in place past March 1998.

     The Company is exposed to credit risk in the event of nonperformance by counterparties to futures and swaps contracts. The Company believes that the credit risk related to the futures and swap contracts is no greater than that associated with the primary contracts which they hedge, as these contracts are with major investment grade financial institutions, and that elimination of the price risk lowers the Company's overall business risk.

NOTE 9 -- SALES TO MAJOR CUSTOMERS

     As is the nature of the exploration, development and production business, production is normally sold to relatively few customers. However, alternate buyers are available to replace the loss of any of the Company's major customers. For year ended December 31, 1995, PennUnion was the only customer for which natural gas sales exceeded 10% of total revenues and during 1995 sales to PennUnion comprised 46% of total revenues. For the year ended December 31, 1996, the Company sold natural gas production representing more than 10% of its total revenues to PennUnion (40%) and H&N Gas Ltd. (27%). For the year ended December 31, 1997, the Company's only customer to whom sales of natural gas production represented more than 10% of its total revenues was H&N Gas Ltd. (38%). The Company believes that prices at which it sold gas to PennUnion were similar to those it would be able to obtain in the open market. The Company also believes that the loss of H&N Gas Ltd. as a purchaser would not have a material adverse effect on the Company's operations. See Note 6 -- Related Party Transactions.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

  Litigation

     The Company is involved from time to time in various claims and lawsuits incidental to its business. In the opinion of management, the ultimate liability thereunder, if any, will not have a material adverse effect on the financial position or results of operations of the Company.

                        THE HOUSTON EXPLORATION COMPANY

  Leases

     The Company has entered into certain noncancelable operating lease agreements relative to office space and equipment with various expiration dates through 2002. Minimum rental commitments under the terms of the leases are as follows:

                                                    MINIMUM                  NET MINIMUM
                                                    RENTAL       SUBLEASE      RENTAL
                                                  COMMITMENTS    RENTALS     COMMITMENTS
                                                  -----------    --------    -----------
                                                              (IN THOUSANDS)
1998............................................     $743         $(246)        $497
1999............................................      750          (250)         500
2000............................................      753          (252)         501
2001............................................      513           (84)         429
2002............................................      460            --          460
Thereafter......................................     $877         $  --         $877

     Net rental expense related to these leases was $0.3 million for each of the years ended December 31, 1997, 1996 and 1995.

NOTE 11 -- NONRECURRING CHARGE

     In connection with the February 1996 reorganization in which Brooklyn Union transferred certain onshore producing properties and acreage to the Company, certain former employees of FRI, the subsidiary of Brooklyn Union that previously owned the onshore properties, were entitled to remuneration for the increase in the value of the transferred properties prior to the reorganization. The Company incurred a $12 million non-cash charge in the quarter ended December 31, 1995 with respect to the remuneration to which such employees of FRI were entitled.

NOTE 12 -- ACQUISITIONS

  TransTexas

     On July 2, 1996, the Company acquired certain natural gas and oil properties and associated gathering pipelines and equipment located in Zapata County, Texas (the "TransTexas Acquisition") from TransTexas Gas Corporation and TransTexas Transmission Corporation (together, "TransTexas"). The Company acquired a 100% working interest (95% after the exercise by James G. Floyd, the Company's President and Chief Executive Officer, of his right to purchase a 5% working interest) in the approximately 142 wells on such properties. The purchase price of $62.2 million ($59.1 million after giving effect to the exercise of Mr. Floyd's purchase option) for the TransTexas Acquisition was reduced by $3.1 million for production revenue and expenses related to the assets between the May 1, 1996 effective date of the TransTexas Acquisition and July 2, 1996. The purchase price of the TransTexas Acquisition was paid in cash, financed with borrowings under the Company's Credit Facility.

     The Company loaned Mr. Floyd the $3.1 million purchase price for his purchase of a 5% working interest in the properties purchased by the Company in the TransTexas Acquisition. In addition, the Company has agreed to loan Mr. Floyd, on a revolving basis, the amounts required to fund the expenses attributable to Mr. Floyd's working interest. Mr. Floyd is required to repay amounts owed under the loan in the amount of 65% of all distributions received by Mr. Floyd in respect of such working interest, as distributions are received. Amounts outstanding under such loan bear interest at an interest rate equal to the Company's cost of borrowing under the Credit Facility. Mr. Floyd's obligations under the agreement are secured by a pledge of his working interest in, and the production from, such properties. As of December 31, 1997, the outstanding balance owed by Mr. Floyd under the agreement was $3.7 million and the loan will mature on July 2, 2006.

                        THE HOUSTON EXPLORATION COMPANY

  Soxco

     On September 25, 1996, the Company acquired substantially all of the natural gas and oil properties and related assets (the "Soxco Acquisition") of Smith Offshore Exploration Company ("Soxco"). The natural gas and oil properties acquired in the Soxco Acquisition consisted solely of working interests in properties located in the Gulf of Mexico that are operated by the Company or in which the Company also has a working interest. Pursuant to the Soxco Acquisition, the Company paid Soxco cash in the aggregate amount of $20.3 million (net of $3.4 million for certain purchase price adjustments), and issued to Soxco 762,387 shares of common stock with an aggregate value (determined by reference to the IPO price) of $11.8 million. The cash portion of the purchase price was funded with the proceeds of the IPO. In addition to the foregoing, the Company will pay Soxco a deferred purchase price of up to $17.6 million effective January 31, 1998. The amount of the deferred purchase price will be determined by the probable reserves of Soxco as of December 31, 1995 (approximately 17.6 Bcfe) that are produced prior to or classified as proved as of December 31, 1996 and December 31, 1997, respectively, provided that Soxco is entitled to receive a minimum deferred purchase price of approximately $8.8 million. The amounts so determined will be paid in shares of common stock based on the fair market value of such stock at the time of issuance. At December 31, 1997, the Company believes it is probable that only the minimum payment will be required and as a result, $8.8 million has been accrued and reflected in current liabilities.

  Pending Acquisition

     On January 12, 1998, the Company entered into a non-binding letter of intent with respect to the acquisition of natural gas and oil properties located onshore in South Louisiana, representing 45 Bcfe of net proved reserves (the "South Louisiana Acquisition"). The average net production in December 1997 attributable to such properties was approximately 14 Mmcfe per day, net to the Company's interest. The non-binding letter of intent provides for the Company to pay $60 million for the properties to be acquired. The estimated purchase price of $60 million is less than 10% of the Company's total assets and income generated from these properties for the year ended December 31, 1997 was estimated to be less than 20% of the Company's income from operations.

NOTE 13 -- SUPPLEMENTAL INFORMATION ON NATURAL GAS AND OIL EXPLORATION,
           DEVELOPMENT AND PRODUCTION ACTIVITIES

     The following information concerning the Company's natural gas and oil operations has been provided pursuant to Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities." The Company's natural gas and oil producing activities are conducted onshore within the continental United States and offshore in federal and state waters of the Gulf of Mexico. The Company's natural gas and oil reserves were estimated by independent reserve engineers.

  Capitalized Costs of Natural Gas and Oil Properties

     As of December 31, 1995, 1996 and 1997, the Company's capitalized costs of natural gas and oil properties are as follows:

                                                       1995        1996        1997
                                                     ---------   ---------   ---------
                                                              (IN THOUSANDS)
Unevaluated properties, not amortized..............  $  42,286   $  60,258   $ 104,075
Properties subject to amortization.................    309,378     468,062     566,868
                                                     ---------   ---------   ---------
Capitalized costs..................................    351,664     528,320     670,943
Accumulated depreciation, depletion and
  amortization.....................................   (137,769)   (171,258)   (229,776)
                                                     ---------   ---------   ---------
          Net capitalized costs....................  $ 213,895   $ 357,062   $ 441,167
                                                     =========   =========   =========

                        THE HOUSTON EXPLORATION COMPANY

     The following is a summary of the costs (in thousands) which are excluded from the amortization calculation as of December 31, 1997, by year of acquisition. The Company is not able to accurately predict when these costs will be included in the amortization base; however, the Company believes that unevaluated properties at December 31, 1997 will be fully evaluated within five years.


1997......................................................  $ 46,546
1996......................................................    33,168
1995......................................................    13,097
Prior.....................................................    11,264
                                                            --------
                                                            $104,075
                                                            ========

     Costs incurred for natural gas and oil exploration, development and acquisition are summarized below. Costs incurred during the years ended December 31, 1995, 1996 and 1997 include interest expense, general and administrative costs related to acquisition, exploration and development of natural gas and oil properties, of $7.0 million, $8.8 million and $13.1 million, respectively.

                                                           YEARS ENDED DECEMBER 31,
                                                         -----------------------------
                                                          1995       1996       1997
                                                         -------   --------   --------
                                                                (IN THOUSANDS)
Leasehold and acquisition:
  Unevaluated(1).......................................  $ 9,902   $ 23,317   $ 16,613
  Proved...............................................   11,137     94,774     24,007
Exploration costs......................................    7,224     27,398     44,119
Development costs......................................   41,163     31,243     59,244
                                                         -------   --------   --------
          Total costs incurred.........................  $69,426   $176,732   $143,983
                                                         =======   ========   ========

---------------

(1) These amounts represent costs incurred by the Company and excluded from the amortization base until proved reserves are established or impairment is determined.

 Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas and Oil Reserves (unaudited)

     The following summarizes the policies used by the Company in the preparation of the accompanying natural gas and oil reserve disclosures, standardized measures of discounted future net cash flows from proved natural gas and oil reserves and the reconciliations of such standardized measures from year to year. The information disclosed, as prescribed by the Statement of Financial Accounting Standards No. 69 is an attempt to present such information in a manner comparable with industry peers.

     The information is based on estimates of proved reserves attributable to the Company's interest in natural gas and oil properties as of December 31 of the years presented. These estimates were principally prepared by independent petroleum consultants. Proved reserves are estimated quantities of natural gas and crude oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:

          1. Estimates are made of quantities of proved reserves and future periods during which they are expected to be produced based on year-end economic conditions.

                        THE HOUSTON EXPLORATION COMPANY

          2. The estimated future cash flows are compiled by applying year-end prices of natural gas and oil relating to the Company's proved reserves to the year-end quantities of those reserves except for those reserves devoted to future production that is hedged. The estimated future cash flows associated with such reserves are compiled by applying the reference prices of such hedges to the future production that is hedged. Future price changes are considered only to the extent provided by contractual arrangements in existence at year-end.

          3. The future cash flows are reduced by estimated production costs, costs to develop and produce the proved reserves and certain abandonment costs, all based on year-end economic conditions.

          4. Future income tax expenses are based on year-end statutory tax rates giving effect to the remaining tax basis in the natural gas and oil properties, other deductions, credits and allowances relating to the Company's proved natural gas and oil reserves.

          5. Future net cash flows are discounted to present value by applying a discount rate of 10 percent.

     The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of the Company's natural gas and oil reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

     The standardized measure of discounted future net cash flows relating to proved natural gas and oil reserves is as follows:

                                                           AS OF DECEMBER 31,
                                                   -----------------------------------
                                                     1995         1996         1997
                                                   --------    ----------    ---------
                                                             (IN THOUSANDS)
Future cash inflows..............................  $418,822    $1,117,058    $ 781,336
Future production costs..........................   (66,458)     (153,452)    (135,437)
Future development costs.........................   (24,803)      (67,966)     (84,658)
Future income taxes..............................   (74,933)     (230,316)    (124,510)
                                                   --------    ----------    ---------
Future net cash flows............................   252,628       665,324      436,731
10% annual discount for estimated timing of cash
  flows..........................................   (81,169)     (212,742)    (121,351)
                                                   --------    ----------    ---------
Standardized measure of discounted future net
  cash flows.....................................  $171,459    $  452,582    $ 315,380
                                                   ========    ==========    =========

     Future cash inflows include the effect of hedges in place at year end December 31, 1995, 1996 and 1997. At December 31, 1995, 1996, and 1997 the
effect of the hedges in place is a reduction to future cash inflows of $4.4 million, $28.7 million and $0.5 million, respectively.

                        THE HOUSTON EXPLORATION COMPANY

     The following table summarizes changes in the standardized measure of discounted future net cash flows:

                                                           AS OF DECEMBER 31,
                                                    ---------------------------------
                                                      1995        1996        1997
                                                    --------    --------    ---------
                                                             (IN THOUSANDS)
Beginning of the year.............................  $118,434    $171,459    $ 452,582
Revisions to previous estimates:
  Changes in prices and costs.....................    35,497     145,385     (223,169)
  Changes in quantities...........................    11,306     (19,132)     (23,156)
  Changes in future development costs.............       531     (14,068)     (20,499)
Development costs incurred during the period......     8,074      19,594       16,154
Extensions and discoveries, net of related
  costs...........................................    51,061      46,616      114,893
Sales of natural gas and oil, net of production
  costs...........................................   (34,843)    (52,663)     (97,968)
Accretion of discount.............................    12,815      20,652       57,700
Net change in income taxes........................   (24,720)    (89,353)      62,733
Purchase of reserves in place.....................    11,189     251,713        2,463
Sale of reserves in place.........................       (19)       (723)        (608)
Production timing and other.......................   (17,866)    (26,898)     (25,745)
                                                    --------    --------    ---------
End of year.......................................  $171,459    $452,582    $ 315,380
                                                    ========    ========    =========

ESTIMATED NET QUANTITIES OF NATURAL GAS AND OIL RESERVES (UNAUDITED)

     The following table sets forth the Company's net proved reserves, including changes therein, and proved developed reserves (all within the United States) at the end of each of the three years in the period ended December 31, 1995, 1996 and 1997.

                                        NATURAL GAS             CRUDE OIL AND CONDENSATE
                                          (MMCF)                         (MBBLS)
                               -----------------------------    -------------------------
                                1995       1996       1997      1995      1996      1997
                               -------    -------    -------    -----    ------    ------
Proved developed and
  undeveloped reserves:....    145,945    195,946    320,474     636       889     1,131
  Revisions of previous
     estimates.............     15,702     (8,665)   (18,743)     51      (157)      (62)
  Extensions and
     discoveries...........     45,014     21,445     75,651     254       198       184
  Production...............    (21,077)   (31,215)   (50,310)   (100)     (118)     (171)
  Purchase of reserves
     in place..............     10,367    143,688      3,778      48       361         1
  Sales of reserves in
     place.................         (5)      (725)      (249)     --       (42)       (6)
                               -------    -------    -------    ----     -----     -----
End of year................    195,946    320,474    330,601     889     1,131     1,077
                               =======    =======    =======    ====     =====     =====
Proved developed reserves:
  Beginning of year........    104,678    162,784    236,544     328       774     1,013
  End of year..............    162,784    236,544    256,632     774     1,013       914

                        THE HOUSTON EXPLORATION COMPANY

NOTE 14 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Selected unaudited quarterly data is shown below:

                                                1ST        2ND        3RD        4TH
                                              QUARTER    QUARTER    QUARTER    QUARTER
                                              -------    -------    -------    -------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
1996
  Total revenues..........................    $10,213    $11,574    $19,171    $24,946
  Income from operations..................      1,219      2,661      2,740      7,102
  Net income (loss).......................        976      1,813      1,267      4,586
  Net income per share(1).................    $  0.06    $  0.12    $  0.08    $  0.20
  Net income per share -- assuming
     dilution.............................    $  0.06    $  0.12    $  0.08    $  0.19
1997
  Total revenues..........................    $25,328    $22,220    $29,312    $40,786
  Income from operations..................      8,287      4,337      8,065     13,672
  Net income..............................      5,693      3,442      5,525      8,590
  Net income per share....................    $  0.24    $  0.15    $  0.24    $  0.37
  Net income per share -- assuming
     dilution.............................    $  0.24    $  0.14    $  0.23    $  0.35

---------------

(1) Quarterly earnings per share are based on the weighted average number of shares outstanding during the quarter. Because of the increase in the number of shares outstanding during the third quarter of 1996, the sum of quarterly earnings per share do not equal earnings per share for the year.

======================================================

     ALL TENDERED OLD NOTES, EXECUTED LETTERS OF TRANSMITTAL AND OTHER RELATED DOCUMENTS SHOULD BE DIRECTED TO THE EXCHANGE AGENT. QUESTIONS AND REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THE PROSPECTUS, THE LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS SHOULD BE ADDRESSED TO THE EXCHANGE AGENT AS FOLLOWS:

                                    By Mail:

                              THE BANK OF NEW YORK
                         Tender and Exchange Department
                                P. O. Box 11248
                             Church Street Station
                            New York, NY 10286-1248

                     By Overnight Courier or Hand Delivery:

                              THE BANK OF NEW YORK
                         Tender and Exchange Department
                               101 Barclay Street
                            Receive & Deliver Window
                               New York, NY 10286

                           By Facsimile Transmission:

                        (for Eligible Institutions only)
                                 (212) 815-5915
                            Attention: Remo J. Reale

                             Confirm by Telephone:

                                 (212) 815-3703

(Originals of all documents submitted by facsimile should be sent promptly by hand, overnight delivery, or registered or certified mail.)

                             ---------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE INITIAL PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
======================================================
======================================================
                                  $100,000,000

                           (HOUSTON EXPLORATION LOGO)

                           8 5/8% SENIOR SUBORDINATED
                                 NOTES DUE 2008
                               -----------------

                                   PROSPECTUS
                               -----------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Disclosure Regarding Forward-Looking
  Statements..........................    2
Prospectus Summary....................    3
Risk Factors..........................   16
The Company...........................   23
The Exchange Offer....................   24
Use of Proceeds.......................   32
Capitalization........................   32
Selected Combined Financial Data......   33
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   34
Business..............................   42
Management............................   60
Certain Transactions..................   63
Description of the Notes..............   66
Certain United States Federal Income
  Tax Considerations..................   99
Plan of Distribution..................  101
Legal Matters.........................  102
Independent Public Accountants........  102
Reserve Engineers.....................  102
Available Information.................  102
Incorporation of Certain Information
  by Reference........................  103
Glossary of Oil and Gas Terms.........  G-1
Index to Financial Statements.........  F-1

                                                 , 1998
======================================================

                                    PART II

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason for the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been made to be liable to the corporation unless sand only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defenses of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 5.07 of the Company's Certificate of Incorporation states that:

          (a) No person who is or was a director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability
     (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

          (b) If the DGCL is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the personal liability of the directors to the Corporation or its stockholders shall be limited or eliminated to the full extent permitted by the DGCL, as so amended from time to time.

     In addition, Article VI of the Company's Certificate of Incorporation and
Article VIII of the Company's Bylaws further provide that the Company shall indemnify its officers, directors and employees to the fullest extent permitted by law.

     The Company has entered into indemnification agreements with each of its directors and executive officers.

ITEM 21. EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           4.1           -- Indenture, dated as of March 2, 1998 between The Houston
                            Exploration Company and The Bank of New York, as Trustee,
                            with respect to the 8 5/8% Senior Subordinated Notes Due
                            2008 (including form of 8 5/8% Senior Subordinated Note
                            Due 2008).
           4.2           -- Registration Rights Agreement, dated as of March 2, 1998, among The Houston Exploration Company, as issuer, and
                            Donaldson, Lufkin & Jenrette Securities Corporation,
                            Salomon Brothers Inc, PaineWebber Incorporated, Chase
                            Securities Inc., and Howard, Weil, Labouisse, Friedrichs
                            Incorporated.
           5.1           -- Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.
          12.1           -- Computation of ratio of earnings to fixed charges.
          23.1           -- Consent of Arthur Andersen LLP.
          23.2           -- Consent of Andrews & Kurth L.L.P. (included in Exhibit
                            5.1).
          23.3           -- Consent of Netherland, Sewell & Associates.
          23.4           -- Consent of Miller and Lents.
          23.5           -- Consent of Ryder Scott Company.
          23.6           -- Consent of Huddleston & Co., Inc.
          24.1           -- Power of Attorney (set forth on the signature pages
                            contained in Part II of this Registration Statement).
          25.1           -- Statement of Eligibility and Qualification of Form T-1 of
                            The Bank of New York.
          99.1           -- Form of Letter of Transmittal.
          99.2           -- Form of Notice of Guaranteed Delivery.

FINANCIAL STATEMENT SCHEDULES

     None.

ITEM 22. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        Provided, however, that paragraphs (1)(i) and (I)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or
        Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, on the 15th day of April, 1998.

                                            THE HOUSTON EXPLORATION COMPANY

                                            By:     /s/ JAMES G. FLOYD
                                              ----------------------------------
                                                        James G. Floyd
                                                President and Chief Executive
                                                            Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below does hereby appoint James G. Floyd and James F. Westmoreland, and each of them severally, his or her true and lawful attorneys or attorney-in-fact and agents or agent with power to act with or without the others and with full power of substitution and resubstitution, to execute for him and in his name, place and stead, in his capacity as a director or officer or both, as the case may be, of The Houston Exploration Company, any and all amendments to this Registration Statement, including post-effective amendments, as said attorneys or any of them shall deem necessary or appropriate, together with all instruments necessary or incidental in connection therewith, and to me, the same or cause the same to be filed with the Securities and Exchange Commission. Each of said attorneys shall have full power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act whatsoever necessary or desirable to be done in the premises, as fully and to all intents and purposes as the undersigned might or could do in person, the undersigned hereby ratifying and approving the acts of said attorneys and each of them.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

                 /s/ JAMES G. FLOYD                    President, Chief Executive        April 15, 1998
-----------------------------------------------------    Officer and Director
                   James G. Floyd                        (Principal Executive Officer)

              /s/ JAMES F. WESTMORELAND                Vice President, Chief             April 15, 1998
-----------------------------------------------------    Accounting Officer,
                James F. Westmoreland                    Comptroller and Secretary
                                                         (Principal Financial Officer)

                /s/ ROBERT B. CATELL                   Chairman of the Board of          April 15, 1998
-----------------------------------------------------    Directors
                  Robert B. Catell

                /s/ CRAIG G. MATTHEWS                  Director                          April 15, 1998
-----------------------------------------------------
                  Craig G. Matthews

                /s/ RUSSELL D. GORDY                   Director                          April 15, 1998
-----------------------------------------------------
                  Russell D. Gordy

                 /s/ GORDON F. AHALT                   Director                          April 15, 1998
-----------------------------------------------------
                   Gordon F. Ahalt

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

                /s/ JAMES Q. RIORDAN                   Director                          April 15, 1998
-----------------------------------------------------
                  James Q. Riordan

                 /s/ LESTER H. SMITH                   Director                          April 15, 1998
-----------------------------------------------------
                   Lester H. Smith

                /s/ DONALD C. VAUGHN                   Director                          April 15, 1998
-----------------------------------------------------
                  Donald C. Vaughn

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------

           4.1           -- Indenture, dated as of March 2, 1998 between The Houston
                            Exploration Company and The Bank of New York, as Trustee,
                            with respect to the 8 5/8% Senior Subordinated Notes Due
                            2008 (including form of 8 5/8% Senior Subordinated Note
                            Due 2008).
           4.2           -- Registration Rights Agreement, dated as of March 2, 1998, among The Houston Exploration Company, as issuer, and
                            Donaldson, Lufkin & Jenrette Securities Corporation,
                            Salomon Brothers Inc, PaineWebber Incorporated, Chase
                            Securities Inc., and Howard, Weil, Labouisse, Friedrichs
                            Incorporated.
           5.1           -- Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.
          12.1           -- Computation of ratio of earnings to fixed charges.
          23.1           -- Consent of Arthur Andersen LLP.
          23.2           -- Consent of Andrews & Kurth L.L.P. (included in Exhibit
                            5.1).
          23.3           -- Consent of Netherland, Sewell & Associates.
          23.4           -- Consent of Miller and Lents.
          23.5           -- Consent of Ryder Scott Company.
          23.6           -- Consent of Huddleston & Co., Inc.
          24.1           -- Power of Attorney (set forth on the signature pages
                            contained in Part II of this Registration Statement).
          25.1           -- Statement of Eligibility and Qualification of Form T-1 of
                            The Bank of New York.
          99.1           -- Form of Letter of Transmittal.
          99.2           -- Form of Notice of Guaranteed Delivery.